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Exhibit 99.1

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION
CIRCULAR

FOR THE ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON
APRIL 27, 2018

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors, management and employees of Celestica Inc. (the "Corporation"), it is our pleasure to invite you to join us at the Corporation's Annual Meeting of Shareholders to be held on Friday, April 27, 2018 at 9:30 a.m. EDT at One King West Hotel, 1 King Street West, Toronto, Ontario.

The items of business to be considered and voted upon by shareholders at this meeting are described in the Notice of Annual Meeting and the accompanying Management Information Circular.

You can find further information concerning the Corporation on our website: www.celestica.com. We encourage you to visit our website before attending the meeting, as it provides useful information regarding the Corporation.

Your participation at this meeting is important. We encourage you to exercise your right to vote, which can be done by following the instructions provided in the Management Information Circular and accompanying form of proxy.

After the meeting, Robert A. Mionis, President and Chief Executive Officer, and Mandeep Chawla, Chief Financial Officer, will provide a report on the Corporation's affairs. You will also have the opportunity to ask questions and to meet the Corporation's Board of Directors and executive officers.

Yours sincerely,

William A. Etherington Chair of the Board	Robert A. Mionis President and Chief Executive Officer

Your Vote Is Important

Registered Shareholders

You are a registered shareholder if your shares are registered directly in your name with our registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"). You will have received from Computershare a form of proxy which accompanied your Management Information Circular. Complete, sign, date and mail your form of proxy to Computershare in the envelope provided or follow the instructions provided on the form of proxy to vote by telephone or internet. For instructions regarding how to vote in person at the meeting if you are a registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Exercise My Vote (and by When) If I am a Registered Shareholder?

Non-Registered Shareholders

You are a non-registered shareholder (or beneficial owner) if your shares are held in the name of a nominee (such as a securities broker, trustee or other financial institution). You will have received from your nominee a request for voting instructions which accompanied your Management Information Circular. Alternatively, your nominee may have provided you with a form of proxy. Follow the instructions on your voting instruction form to vote by telephone or internet, or complete, sign, date and mail the voting instruction form in the envelope provided. For instructions regarding how to vote in person at the meeting if you are a non-registered shareholder, see Questions and Answers on Voting and Proxies — How Do I Vote if I am a Non-Registered Shareholder?

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA INC.	i

MANAGEMENT INFORMATION CIRCULAR	1

Questions and Answers on Voting and Proxies	1
Principal Holders of Voting Shares	5
Agreement for the Benefit of Holders of SVS	5
Information Relating to Our Directors	6
Election of Directors	6
Director Compensation	14
Directors' Fees Earned in 2017	15
Directors' Ownership of Securities	16
Attendance of Directors at Board and Committee Meetings	19
Information about our Auditor	20
Say-On-Pay	21
2017 Voting Results	21
Compensation Committee	22
Compensation Committee Letter to Shareholders	23
Compensation Discussion and Analysis	27
Compensation Objectives	27
CFO Succession	33
Anti-Hedging and Anti-Pledging Policy	34
"Clawback" Provisions	34
Compensation Elements for the Named Executive Officers	35
2017 Compensation Decisions	39
Realized and Realizable Compensation	46
Key 2018 Executive Compensation Program Design Changes	48
Compensation of Named Executive Officers	49
Summary Compensation Table	49
Option-Based and Share-Based Awards	51
Securities Authorized for Issuance Under Equity Compensation Plans	53
Equity Compensation Plans	53
Pension Plans	56
Termination of Employment and Change in Control Arrangements with Named Executive Officers	57
Arrangements Regarding Resignation of Former CFO	61
Performance Graph	62
Executive Share Ownership	63
Indebtedness of Directors and Officers	63
Directors, Officers and Corporation Liability Insurance	64
Statement of Corporate Governance Practices	64
Other Matters	64
Requests for Documents	65
Certificate	65

Schedule A — Statement of Corporate Governance Practices	A-1
Schedule B — Board of Directors Mandate	B-1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CELESTICA INC.

The Annual Meeting of Shareholders (the "Meeting") of CELESTICA INC. (the "Corporation" or "Celestica") will be held at One King West Hotel, 1 King Street West, Toronto, Ontario on Friday the 27th day of April, 2018 at 9:30 a.m. EDT for the following purposes:

  •
  to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2017, together with the report of the auditor thereon;

  •
  to elect the directors for the ensuing year;

  •
  to appoint the auditor for the ensuing year;

  •
  to authorize the directors to fix the auditor's remuneration;

  •
  to approve an advisory resolution on the Corporation's approach to executive compensation; and

  •
  to transact such other business as may properly be brought before the Meeting and any adjournment(s) or postponement(s) thereof.

Shareholders are invited to vote at the Meeting by completing, signing, dating and returning the accompanying form of proxy by mail or by following the instructions for voting by telephone or internet in the accompanying form of proxy, whether or not they are able to attend personally.

Only shareholders of record at the close of business on March 9, 2018 will be entitled to vote at the Meeting.

DATED at Toronto, Ontario this 8th day of March, 2018.

By Order of the Board of Directors

Elizabeth L. DelBianco
Chief Legal and Administrative Officer
and Corporate Secretary

Note: If you are a new shareholder or a shareholder who did not elect to receive a copy of our 2017 Annual Report, you can view that report on our website at www.celestica.com or under our profile at www.sedar.com. If you wish to receive a hard copy of the report, please contact us at clsir@celestica.com.

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CELESTICA INC.
844 Don Mills Road
Toronto, Ontario, Canada M3C 1V7

MANAGEMENT INFORMATION CIRCULAR

In this Management Information Circular (the "Circular"), unless otherwise noted, all information is given as of February 14, 2018 and all dollar amounts are expressed in United States dollars. Unless stated otherwise, all references to "U.S.$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, any reference in this Circular to a conversion between U.S.$ and C$ is a conversion at the average of the exchange rates in effect for 2017. During that period, based on the relevant 2017 noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Board of Governors of the U.S. Federal Reserve System, the average exchange rate was $1.00 = C$1.2984.

QUESTIONS AND ANSWERS ON VOTING AND PROXIES
Q.
WHAT DECISIONS WILL I BE ASKED TO MAKE?

A.
Shareholders will be voting on the following matters: the election of each individual director to the Board of Directors of the Corporation (the "Board" or the "Board of Directors") for the ensuing year, the appointment of an auditor for the Corporation for the ensuing year, authorization of the Board to fix the auditor's remuneration, an advisory resolution on the Corporation's approach to executive compensation, and any other matters as may properly be brought before the Meeting.

  The Corporation's Board of Directors and management recommend that you vote in favour of each of the proposed nominees for election as directors of the Corporation, in favour of the appointment of KPMG LLP as auditor of the Corporation, in favour of the authorization of the Board of Directors of the Corporation to fix the remuneration to be paid to the auditor, and in favour of the advisory resolution on the Corporation's approach to executive compensation.

Q.
WHO IS SOLICITING MY PROXY?

A.
The Corporation's management is soliciting your proxy.    All associated costs of solicitation will be borne by the Corporation. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The Corporation anticipates that copies of this Circular and accompanying form of proxy will be sent to registered shareholders on or about March 16, 2018.

Q.
WHO IS ENTITLED TO VOTE?

A.
Any holder of Subordinate Voting Shares ("SVS") or Multiple Voting Shares ("MVS") of the Corporation at the close of business on March 9, 2018 or such holder's duly appointed proxyholders or representatives are entitled to vote.
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  As at February 14, 2018, 124,246,948 SVS (which carry one vote per share and collectively represent approximately 21.1% of the voting power of the Corporation's securities) and 18,600,193 MVS (which carry 25 votes per share and collectively represent approximately 78.9% of the voting power of the Corporation's securities) were issued and outstanding.

Q.
HOW DO I EXERCISE MY VOTE (AND BY WHEN) IF I AM A REGISTERED SHAREHOLDER?

A.
If you are a registered shareholder, you may exercise your right to vote by attending and voting your shares in person at the Meeting, by mailing in the attached form of proxy or by voting by telephone or internet.

  If you vote your shares in person, your vote will be taken and counted at the Meeting.

  If you choose to vote your shares using the form of proxy, your proxy form must be received by the Corporation's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1, no later than 5:00 p.m. (EDT) on Wednesday, April 25, 2018. If the Meeting is adjourned or postponed, Computershare must receive the form of proxy at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Alternatively, the form of proxy may be given to the Chair of the Meeting at which the form of proxy is to be used.

  If you choose to vote your shares by telephone or internet, your vote must be received no later than 5:00 p.m. (EDT) on Wednesday, April 25, 2018.

  Non-registered shareholders should refer to Questions and Answers on Voting and Proxies — How Do I Vote If I Am a Non-Registered Shareholder?

Q.
WHAT IF A REGISTERED SHAREHOLDER SIGNS THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR?

A.
Signing the form of proxy gives authority to Mr. William A. Etherington or Mr. Robert A. Mionis or their designees (the "Proxy Nominees"), to vote your shares at the Meeting, unless you give authority to another person to vote your shares by providing that person's name on the form of proxy.

Q.
CAN A REGISTERED SHAREHOLDER APPOINT SOMEONE OTHER THAN THE PERSONS NAMED IN THE FORM OF PROXY ENCLOSED WITH THIS CIRCULAR TO VOTE THEIR SHARES AT THE MEETING?

A.
Yes, you may appoint an individual or company (such individual or authorized representative of such company shall be referred to herein as a "Designee") to represent you at the Meeting other than the persons designated in the form of proxy. Write the name of the Designee of your choice in the blank space provided in the form of proxy. The Designee whom you choose need not be a shareholder.

  Please ensure that the Designee you have appointed is attending the Meeting and is aware that he or she will be voting your shares. Proxyholders should speak to a representative of Computershare upon arriving at the Meeting.

Q.
HOW WILL THE SHARES OF REGISTERED SHAREHOLDERS BE VOTED AT THE MEETING IF THEY GIVE THEIR PROXY?

A.
On any ballot that may be called for, the shares represented by a properly executed proxy given in favour of the Proxy Nominees in the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions given on the ballot. If you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

  The persons named in the form of proxy must vote for or against or withhold from voting your shares in accordance with your instructions on the form of proxy. In the absence of such directions and unless you specify a Designee other than the Proxy Nominees to vote your shares, your shares will be voted in favour of the election to the Corporation's Board of each of the nominees proposed by management, in favour of the

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  appointment of KPMG LLP as the Corporation's auditor, in favour of the authorization of the Board to fix the auditor's remuneration, in favour of the advisory resolution on the Corporation's approach to executive compensation, and as the Proxy Nominees may determine in their best judgment with respect to any other matters that may be properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Q.
IF REGISTERED SHAREHOLDERS CHANGE THEIR MIND, CAN THEY TAKE BACK THEIR PROXY ONCE IT HAS BEEN GIVEN?

A.
Yes, you may revoke any proxy that you have given at any time prior to its use at the Meeting for which it was given or any adjournment(s) or postponement(s) thereof. In addition to revocation in any other manner permitted by law, you may revoke the proxy by preparing a written statement, signed by you or your attorney, as authorized, or if the proxy is given on behalf of a corporation, by a duly authorized officer or attorney of such corporation, and deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof, prior to the proxy being voted, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by you or by your attorney, who is authorized in writing, to the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used.

  Note that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given by you regarding business considered by that vote.

Q.
WHAT IF AMENDMENTS ARE MADE TO THE SCHEDULED MATTERS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?

A.
The accompanying form of proxy confers discretionary authority upon the Proxy Nominees in respect of any amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

  As of the date of this Circular, the Corporation's management was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters that are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the Proxy Nominees will be voted on such matters in accordance with their best judgment.

Q.
HOW DO I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

A.
A shareholder is a non-registered shareholder (or beneficial owner) if (i) an intermediary (such as a bank, trust company, securities dealer or broker, trustee or administrator of a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account), or (ii) a clearing agency (such as CDS Clearing and Depository Services Inc. or Depository Trust and Clearing Corporation), of which the intermediary is a participant (in each case, an "Intermediary"), holds the shareholder's shares on behalf of the shareholder.

  In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators ("NI 54-101"), the Corporation is distributing copies of materials related to the Meeting to Intermediaries for distribution to non-registered shareholders and such Intermediaries are to forward the materials related to the Meeting to each non-registered shareholder (unless the non-registered shareholder has declined to receive such materials). Such Intermediaries often use a service company (such as Broadridge Investor Communication Solutions ("Broadridge")), to permit the non-registered shareholder to direct the voting of the shares held by the Intermediary on behalf of the non-registered shareholder. The Corporation is paying Broadridge to deliver, on behalf of the Intermediaries, a copy of the materials related to the Meeting to each "non-objecting beneficial owner" and each "objecting beneficial owner" (as those terms are defined in NI 54-101).

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  If you are a non-registered shareholder, the Intermediary holding your shares should provide a voting instruction form. In order to cast your vote, you must follow the instructions on the voting instruction form to vote by telephone or internet, or complete, sign and return the voting instruction form in accordance with the instructions, and within the timeline (which will likely be earlier than 5:00 p.m. (EDT) on Wednesday, April 25, 2018), set forth therein. This form will constitute voting instructions which the Intermediary must follow. Alternatively, the Intermediary may provide you with a signed form of proxy. In this case, you do not need to sign the form of proxy, but should complete it and forward it directly to Computershare.

  As a non-registered holder, if your shares are held through a broker who is a member of the New York Stock Exchange (the "NYSE") and you do not return the voting instruction form, your broker will not have the discretion to vote your shares on any "non-routine" matters, as defined under NYSE rules. Therefore, it is important that you instruct your broker or other Intermediary how to vote your shares. If such broker doesn't receive voting instructions as to a non-routine proposal (all proposals, other than the proposal to appoint the auditor for the ensuing year and to authorize the directors to fix the auditor's remuneration, are "non-routine" matters under NYSE rules), a "broker non-vote" with respect to such shares occurs, and such shares will not be taken into account in determining the outcome of the non-routine proposal.

  Should you, as a non-registered shareholder, wish to attend the Meeting and vote your shares in person, or have another person attend and vote your shares on your behalf, you should fill in your own name or the name of your appointee, as the case may be, in the space provided on the form of proxy. An Intermediary's voting instruction form will likely provide corresponding instructions as to how to cast your vote in person. In any case, you should carefully follow the instructions provided by the Intermediary and contact the Intermediary promptly if you require assistance.

  If you vote and would subsequently like to change your vote (whether by revoking a voting instruction or by revoking a proxy), you should contact the Intermediary to discuss whether this is possible and, if so, what procedures you should follow.

Q.
HOW CAN I CONTACT THE INDEPENDENT DIRECTORS AND CHAIR?

A.
You may contact the independent directors, including the Chair of the Corporation, with the assistance of Celestica Investor Relations. Shareholders or other interested persons can call, send a letter or e-mail c/o Celestica Investor Relations to the following coordinates:

  Celestica Investor Relations
  844 Don Mills Road
  Toronto, Ontario, Canada M3C 1V7
  Phone: 416-448-2211
  E-mail: clsir@celestica.com

Q.
WHOM SHOULD I CONTACT IF I HAVE QUESTIONS CONCERNING THE CIRCULAR OR FORM OF PROXY?

A.
If you have questions concerning the information contained in this Circular you may contact Celestica Investor Relations (see contact coordinates above). If you require assistance in completing the form of proxy you may contact Computershare (see contact coordinates below).

Q.
HOW CAN I CONTACT THE TRANSFER AGENT?

A.
You may contact the transfer agent by mail:

  Computershare Investor Services Inc.
  100 University Avenue, 8th Floor
  Toronto, Ontario M5J 2Y1

  or by telephone:

  within Canada and the United States
  1-800-564-6253
  all other countries
  514-982-7555

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PRINCIPAL HOLDERS OF VOTING SHARES

As of February 14, 2018, the only persons or corporations who, to the knowledge of the Corporation, its directors or executive officers, beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of the voting securities of the Corporation are as follows:

Table 1: Principal Holders of Voting Shares

Name	Number of Shares	Percentage of Class	Percentage of All Equity Shares	Percentage of Voting Power
Onex Corporation(1)	18,600,193 MVS	100.0%	13.0%	78.9%

Toronto, Ontario Canada	397,045 SVS	*	*	*

Gerald W. Schwartz(2)	18,600,193 MVS	100.0%	13.0%	78.9%

Toronto, Ontario Canada	517,702 SVS	*	*	*

Letko, Brosseau & Associates Inc.(3) Montréal, Québec Canada	20,326,063 SVS	16.4%	14.2%	3.4%

*
Less than 1%.
(1)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Onex Corporation ("Onex") includes 945,010 MVS held by a wholly-owned subsidiary of Onex. 814,546 of such MVS are subject to options granted to certain officers of Onex pursuant to certain management investment plans of Onex, which options may be exercised upon specified dispositions by Onex (directly or indirectly) of Celestica's securities, with respect to which Onex has the right to vote or direct the vote ("MIP Options"), including 688,807 MIP Options granted to Gerald W. Schwartz (each of which MVS will, upon exercise of such options, be automatically converted into an SVS).
(2)
The number of shares beneficially owned, or controlled or directed, directly or indirectly, by Mr. Schwartz consists of 120,657 SVS owned by a company controlled by Mr. Schwartz and all of the 18,600,193 MVS and 397,045 SVS beneficially owned, or controlled or directed, directly or indirectly, by Onex, including the 814,546 MVS subject to MIP Options (which include 688,807 MIP Options granted to Mr. Schwartz), all as described in footnote 1 above. Mr. Schwartz was a director of the Corporation until his retirement on December 31, 2016. Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex. In addition, he indirectly owns multiple voting shares of Onex carrying the right to elect a majority of the Onex board of directors. Accordingly, under applicable securities laws, Mr. Schwartz is deemed to be the beneficial owner of the Celestica shares owned by Onex; Mr. Schwartz has advised the Corporation, however, that he disclaims beneficial ownership of the shares held by Onex.
(3)
The number of shares reported as held by Letko, Brosseau & Associates Inc. ("Letko") is based on the Schedule 13G/A it filed with the United States Securities and Exchange Commission on February 2, 2018, reporting ownership as of December 31, 2017.

Agreement for the Benefit of Holders of SVS

Onex, which beneficially owns, controls or directs, directly or indirectly, all of the outstanding MVS, has entered into an agreement with the Corporation and with Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, for the purpose of ensuring that the holders of the SVS will not be deprived of rights under applicable provincial take-over bid legislation to which they would be otherwise entitled in the event of a take-over bid (as that term is defined in applicable securities legislation) for the MVS if the MVS had been SVS. Subject to certain permitted forms of sale, such as identical or better offers to all holders of SVS, Onex has agreed that it, and any of its affiliates that may hold MVS from time to time, will not sell any MVS, directly or indirectly, pursuant to a take-over bid (as that term is defined under applicable securities legislation) under circumstances in which any applicable

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securities legislation would have required the same offer or a follow-up offer to be made to holders of SVS if the sale had been a sale of SVS rather than MVS, but otherwise on the same terms.

The articles of the Corporation provide "coat-tail" protection to the holders of the SVS by providing that the MVS will be converted automatically into SVS upon any transfer thereof, except (a) a transfer to Onex or any affiliate of Onex, or (b) a transfer of 100% of the outstanding MVS to a purchaser who also has offered to purchase all of the outstanding SVS for a per share consideration identical to, and otherwise on the same terms as, that offered for the MVS, and the MVS held by such purchaser thereafter shall be subject to the provisions relating to conversion (including with respect to the provisions described in this paragraph) as if all references to Onex were references to such purchaser. In addition, if (a) any holder of any MVS ceases to be an affiliate of Onex, or (b) Onex and its affiliates cease to have the right, in all cases, to exercise the votes attached to, or to direct the voting of, any of the MVS held by Onex and its affiliates, such MVS shall convert automatically into SVS on a one-for-one basis. For these purposes, (a) "Onex" includes any successor corporation resulting from an amalgamation, merger, arrangement, sale of all or substantially all of its assets, or other business combination or reorganization involving Onex, provided that such successor corporation beneficially owns directly or indirectly all MVS beneficially owned directly or indirectly by Onex immediately prior to such transaction and is controlled by the same person or persons as controlled Onex prior to the consummation of such transaction, (b) a corporation shall be deemed to be a subsidiary of another corporation if, but only if (i) it is controlled by that other, or that other and one or more corporations each of which is controlled by that other, or two or more corporations each of which is controlled by that other, or (ii) it is a subsidiary of a corporation that is that other's subsidiary, (c) "affiliate" means a subsidiary of Onex or a corporation controlled by the same person or company that controls Onex, and (d) "control" means beneficial ownership of, or control or direction over, securities carrying more than 50% of the votes that may be cast to elect directors if those votes, if cast, could elect more than 50% of the directors. For these purposes, a person is deemed to beneficially own any security which is beneficially owned by a corporation controlled by such person. In addition, if at any time the number of outstanding MVS shall represent less than 5% of the aggregate number of the outstanding MVS and SVS, all of the outstanding MVS shall be automatically converted at such time into SVS on a one-for-one basis.

INFORMATION RELATING TO OUR DIRECTORS

Election of Directors

The nine individuals listed herein are being recommended for election as directors of the Corporation, as the current term of office for each director expires at the close of the Meeting. If elected, they will hold office until the close of the next annual meeting of shareholders or until their successors are elected or appointed, unless such office is earlier vacated in accordance with the Corporation's by-laws. All of the proposed nominees are currently directors of the Corporation, except for Mr. Deepak Chopra who is standing for election by shareholders for the first time at the Meeting.

During 2017, the Nominating and Corporate Governance Committee reviewed the composition of the Board following the resignation of two Board members, Messrs. Thomas S. Gross and Joseph M. Natale. The Nominating and Corporate Governance Committee began the process of identifying potential new directors and an ad hoc committee comprised of Messrs. Etherington, Ryan and Wilson was created (the "Director Search Committee"). A preferred candidate profile was developed by the Director Search Committee based on the qualifications, experience, diversity and expertise determined to be best suited to fill any gaps and in accordance with the Corporation's policy with respect to the identification and nomination of women directors. Candidates were identified with the assistance of a search firm and suitable candidates were interviewed by the members of the Director Search Committee. The Director Search Committee instructed the search firm to ensure that the initial list of director candidates was composed of 50% women. Through this process, it was determined that Mr. Chopra would be nominated for election to the Board at the Meeting. The articles of the Corporation provide for a minimum of three and a maximum of twenty directors. The Board of Directors has the authority to set the number of directors of the Corporation to be elected at the Meeting and has set that number at nine.

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The Board has a retirement policy which provides that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday. During 2016, the Nominating and Corporate Governance Committee considered the application of the retirement policy to Mr. Etherington. After considering the changes to the composition of the Board that occurred during 2016, as well as the fact that Mr. Mionis completed his first full fiscal year as President and Chief Executive Officer ("CEO") during 2016, the Nominating and Corporate Governance Committee recommended, and the Board approved, an exception to its retirement policy for Mr. Etherington to provide an element of continuity during those transitions. In accordance with the exception, Mr. Etherington stood for re-election at the Corporation's 2017 Annual Meeting of Shareholders. The Nominating and Corporate Governance Committee again considered the application of the retirement policy to Mr. Etherington during 2017. Consideration was given to the resignation of two directors, including the Vice-Chair of the Board (Mr. Natale), and the addition of new members to the Corporation's senior leadership team during 2017. In order to maintain an element of continuity over the coming year, and in light of Mr. Etherington's expertise and valuable contributions to the Board, the Nominating and Corporate Governance Committee recommended, and the Board approved, a further exception to its retirement policy for Mr. Etherington. Accordingly, Mr. Etherington is standing for re-election at the Meeting. See Statement of Corporate Governance Practices — Nomination and Election of Directors and Statement of Corporate Governance Practices — Retirement Policy and Term Limits in Schedule A to this Circular.

Unless authority to do so is withheld, shares represented by proxies in favour of the Proxy Nominees will be voted in favour of each of the proposed nominees listed below for election as directors. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the Proxy Nominees may, in their discretion, nominate and vote for another nominee.

Majority Voting Policy

The Board has adopted a policy that requires, in an uncontested election of directors, that shareholders be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholder and its associates exceeds the number of shares that are voted in favour of the nominee, by shareholders other than the controlling shareholder and its associates, then the Board shall determine, and in so doing shall give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board and, if so required, any such nominee shall immediately tender his or her resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board at which the resignation is considered. The Board shall determine whether to accept the resignation, which, if accepted, shall be effective immediately upon such acceptance. The Board shall accept such resignation absent exceptional circumstances. Such a determination by the Board shall be made, and promptly announced by press release (a copy of which will be provided to the Toronto Stock Exchange ("TSX")), within 90 days after the applicable shareholders' meeting. If the Board determines not to accept a resignation, the press release will fully state the reasons for such decision. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders, or it may call a special meeting of shareholders at which there shall be presented a nominee or nominees to fill the vacant position or positions. See Statement of Corporate Governance Practices — Nomination and Election of Directors — Election of Directors in Schedule A to this Circular.

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Nominees for Election as Director

The following tables set out certain information with respect to the nominees, including their municipalities of residence; their ages; the year from which each has continuously served as a director of the Corporation, if applicable; all positions and offices held by them with the Corporation or any of its significant affiliates; their present principal occupations, businesses and employments; and other public corporations of which they are or were (during the prior five years) directors. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any one of the nominees has been nominated.

For a description of the number of shares and deferred share units ("DSUs") issued to the Corporation's directors, and a description of the DSUs, see Information Relating to Our Directors — Directors' Ownership of Securities and Information Relating to Our Directors — Director Compensation. In the case of options, restricted share units ("RSUs") and performance share units ("PSUs") issued to Mr. Mionis, see Compensation Discussion and Analysis and Compensation of Named Executive Officers — Option-Based and Share-Based Awards. As an executive officer of the Corporation, Mr. Mionis has not received any DSUs.

Deepak Chopra
Toronto, Ontario
Canada

Director Since: N/A(1)
 Age: 54
 Status: Independent

Areas of Expertise:
•   Executive Leadership
•   Logistics & e-Commerce Supply-Chain
•   Global Strategic Development

2017 Annual Meeting(1)(2)
Votes in Favour: N/A
Votes Withheld: N/A

Mr. Chopra most recently served as President and Chief Executive Officer of Canada Post Corporation from February 2011 to March 2018. He has more than 30 years of global experience in the financial services, technology, and logistics and supply-chain industries. Mr. Chopra worked for Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services, for more than 20 years. He served as President of Pitney Bowes Canada and Latin America from 2006 to 2010. He held a number of increasingly senior executive roles internationally, including President of its new Asia Pacific and Middle East region from 2001 to 2006 and Chief Financial Officer for the Europe, Africa and Middle East (EAME) region from 1998-2001. He has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation and the Toronto Region Board of Trade. He currently sits on the board of the Conference Board of Canada. Mr. Chopra is a Fellow of the Institute of Chartered Professional Accountants of Canada and has a Bachelor's degree in Commerce (Honours) and a Master's Degree in Business Management (PGDBM).

If elected, Mr. Chopra is expected to be appointed to the Audit, Compensation, and Nominating and Corporate Governance Committees following the Meeting.

BOARD AND COMMITTEE ATTENDANCE(1)(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	N/A	Board	N/A
Audit	N/A	Committee	N/A
Compensation Committee	N/A
Nominating and Corporate Governance	N/A

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public directorships

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2017(1)(4)

Target Value: $352,500		Target Met: N/A
Actual Value: $ —

8

Daniel P. DiMaggio
Duluth, Georgia
United States

Director Since: 2010
 Age: 67
 Status: Independent

Areas of Expertise:
•   Executive Leadership
•   Global Operations and Supply Chain
•   Financial Literacy

2017 Annual Meeting(2)
Votes in Favour: 99.99%
Votes Withheld: 0.01%

Mr. DiMaggio is a corporate director. Prior to retiring in 2006, he spent 35 years with United Parcel Services ("UPS") (a public company), most recently as CEO of the UPS Worldwide Logistics Group. Prior to leading UPS' Worldwide Logistics Group, Mr. DiMaggio held a number of positions at UPS with increasing responsibility, including leadership roles for the UPS International Marketing Group, as well as the Industrial Engineering function. In addition to his senior leadership roles at UPS, Mr. DiMaggio was a member of the board of directors of Greatwide Logistics Services, Inc.(5) and CEVA Logistics (a public company). He holds a Bachelor of Science degree from the Lowell Technological Institute (now the University of Massachusetts Lowell).

Mr. DiMaggio sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	7 of 7	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public directorships

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2017(4)

Target Value: $352,500		Target Met: Yes
Actual Value: $1,772,629

William A. Etherington
Toronto, Ontario
Canada

Director Since: 2001
 Age: 76(6)
 Status: Independent

Areas of Expertise:
•   Public Company Board
•   Expertise and Governance
•   Executive Leadership
•   Business Development and Strategy

2017 Annual Meeting(2)
Votes in Favour: 99.49%
Votes Withheld: 0.51%

Mr. Etherington is a corporate director. In addition to being the Chair of the Board of Celestica, he is also a director of Onex (a public company). He is a former director and non-executive Chairman of the board of directors of the Canadian Imperial Bank of Commerce (a public company), and a former director of St. Michael's Hospital. In 2001, Mr. Etherington retired as Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation (a public company), and as Chairman, President and CEO of IBM World Trade Corporation. He holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from Western University.

Mr. Etherington sits on the Audit, Compensation, and Nominating and Corporate Governance (Chair) Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	7 of 7	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

• Onex

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2017(4)

Target Value: $675,000		Target Met: Yes
Actual Value: $4,136,478

9

Laurette T. Koellner
Merritt Island, Florida
United States

Director Since: 2009
 Age: 63
 Status: Independent

Areas of Expertise:
•   Public Company Board Expertise
•   Audit and Finance
•   Human Resources

2017 Annual Meeting(2)
Votes in Favour: 99.51%
Votes Withheld: 0.49%

Ms. Koellner is a corporate director. She most recently served as Executive Chairman of International Lease Finance Corporation, an aircraft leasing subsidiary of American International Group, Inc. ("AIG") from 2012 until its sale in 2014. Ms. Koellner retired as President of Boeing International, a division of The Boeing Company, in 2008. While at Boeing, she was a member of the Office of the Chairman and served as the Executive Vice President, Internal Services, Chief Human Resources and Administrative Officer, President of Shared Services and Corporate Controller. Ms. Koellner previously served on the board of directors and was the Chair of the Audit Committee of Hillshire Brands Company (a public company, formerly Sara Lee Corporation and now merged with Tyson Foods, Inc.) and on the board of directors of AIG (a public company). She holds a Bachelor of Science degree in Business Management from the University of Central Florida and a Masters of Business Administration from Stetson University, as well as a Certified Professional Contracts Manager designation from the National Contracts Management Association.

Ms. Koellner sits on the Audit (Chair), Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	7 of 7	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

• Papa John's International, Inc.	• The Goodyear Tire & Rubber Company
• Nucor Corporation

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2017(4)

Target Value: $352,500		Target Met: Yes
Actual Value: $2,027,334

Robert A. Mionis
Scottsdale, Arizona
United States

Director Since: 2015
 Age: 54
 Status: Not Independent

Areas of Expertise:
•   Business Transformation and Strategy
•   Finance
•   Technology and Engineering
•   Risk Management

2017 Annual Meeting(2)
Votes in Favour: 99.99%
Votes Withheld: 0.01%

Mr. Mionis is President and CEO of the Corporation. From July 2013 until August 2015, he was an Operating Partner at Pamplona Capital Management ("Pamplona"), a global private equity firm focused on companies in the industrial, aerospace, healthcare and automotive segments. Before joining Pamplona, Mr. Mionis spent over six years as the President and CEO of StandardAero, a global aerospace maintenance, repair and overhaul company. Before StandardAero, Mr. Mionis held senior leadership roles at Honeywell, most recently as the head of the Integrated Supply Chain Organization for Honeywell Aerospace. Prior to Honeywell, Mr. Mionis held a variety of progressively senior leadership roles with General Electric (GE) and Axcelis Technologies (each a public company) and AlliedSignal. He holds a Bachelor of Science in Electrical Engineering from the University of Massachusetts.

Mr. Mionis does not sit on any committees of the Board of Directors of the Corporation.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public directorships

SHARE AND SHARE UNIT OWNERSHIP AS OF DECEMBER 31, 2017

SVS (#)	RSUs (#)	PSUs(7) (#)	Target Value(8) ($)	Actual Value(8) ($)	Target Met(8)	Share and Share Unit Ownership (Multiple of Salary)(8)
49,217	385,276	477,255	$4,750,000	$4,553,487	On Track	4.8x

10

Carol S. Perry
Toronto, Ontario
Canada

Director Since: 2013
 Age: 67
 Status: Independent

Areas of Expertise:
•   Capital Markets
•   Finance and Treasury
•   Corporate Governance and Securities Regulation

2017 Annual Meeting(2)
Votes in Favour: 99.99%
Votes Withheld: 0.01%

Ms. Perry is a corporate director. She is Chair of the Independent Review Committee of the mutual funds managed by 1832 Asset Management L.P., a mutual fund manager and wholly-owned affiliate of The Bank of Nova Scotia. Previously, she was a Commissioner of the Ontario Securities Commission, and has served on adjudicative panels and acted as a director and Chair of its Governance and Nominating Committee. With over 20 years of experience in the investment industry as an investment banker, Ms. Perry held senior positions with leading financial services companies including RBC Capital Markets, Richardson Greenshields of Canada Limited and CIBC World Markets and later founded MaxxCap Corporate Finance Inc., a financial advisory firm. She is a former director of Softchoice Corporation, Atomic Energy of Canada Limited and DALSA Corporation. Ms. Perry has a Bachelor of Engineering Science (Electrical) degree from the University of Western Ontario and a Master of Business Administration degree from the University of Toronto. She also holds the professional designation ICD.D from the Institute of Corporate Directors.

Ms. Perry sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	7 of 7	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public directorships

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2017(4)

Target Value: $352,500		Target Met: Yes
Actual Value: $1,057,986

Tawfiq Popatia
Toronto, Ontario
Canada

Director Since: 2017
 Age: 43
 Status: Not Independent

Areas of Expertise:
•   Finance and Capital Markets
•   Aerospace and Transportation
•   Business Development

2017 Annual Meeting(2)
Votes in Favour: 99.99%
Votes Withheld: 0.01%

Mr. Popatia has been a Managing Director of Onex since 2014 and leads its efforts in automation, aerospace and other transportation-focused industries, having joined the firm in 2007. Prior to joining Onex, Mr. Popatia worked at the private equity firm of Hellman & Friedman LLC and in the Investment Banking Division of Morgan Stanley & Co. Mr. Popatia currently serves on the boards of Advanced Integration Technology, an aerospace automation company, and BBAM, a provider of commercial jet aircraft leasing, financing and management. He previously served on the board of Spirit Aerosystems (a public company), and is a former Employer Trustee of the International Association of Machinists National Pension Fund. Mr. Popatia holds a Bachelor of Science degree in Microbiology and a Bachelor of Commerce degree in Finance from the University of British Columbia.

Mr. Popatia does not sit on any committees of the Board of Directors of the Corporation.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public directorships

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2017(4)(9)

Target Value: N/A		Target Met: N/A
Actual Value: N/A

11

Eamon J. Ryan
Toronto, Ontario
Canada

Director Since: 2008
 Age: 72
 Status: Independent

Areas of Expertise:
•   Executive Compensation
•   Marketing and Sales
•   Business Development

2017 Annual Meeting(2)
Votes in Favour: 99.99%
Votes Withheld: 0.01%

Mr. Ryan is a corporate director. He is the former Vice President and General Manager, Europe, Middle East and Africa for Lexmark International Inc. (a public company). Prior to that, he was the Vice President and General Manager, Printing Services and Solutions Manager, Europe, Middle East and Africa. Mr. Ryan joined Lexmark International Inc. in 1991 as the President of Lexmark Canada. Prior to that, he spent 22 years at IBM Canada, where he held a number of sales and marketing roles in its Office Products and Large Systems divisions. Mr. Ryan's last role at IBM Canada was Director of Operations for its Public Sector, a role he held from 1986 to 1990. He holds a Bachelor of Arts degree from the University of Western Ontario.

Mr. Ryan sits on the Audit, Compensation (Chair), and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	7 of 7	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

No other public directorships

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2017(4)

Target Value: $352,500		Target Met: Yes
Actual Value: $2,563,585

Michael M. Wilson
Bragg Creek, Alberta
Canada

Director Since: 2011
 Age: 66
 Status: Independent

Areas of Expertise:
•   Public Company Board Expertise
•   Business Development
•   Corporate Governance
 2017 Annual Meeting(2)
Votes in Favour: 99.86%
Votes Withheld: 0.14%

Mr. Wilson is a corporate director. Until his retirement in December 2013, he was the President and CEO, and a director, of Agrium Inc. (a public agricultural crop inputs company). He has over 30 years of international and executive management experience. Prior to joining Agrium Inc., Mr. Wilson served as President of Methanex Corporation (a public company) and held various senior positions in North America and Asia during his 18 years with The Dow Chemical Company (a public company). Mr. Wilson previously served on the board of directors of Finning International Inc. (a public company), and was also the past Chair of the Calgary Prostate Cancer Centre. He holds a degree in Chemical Engineering from the University of Waterloo.

Mr. Wilson sits on the Audit, Compensation, and Nominating and Corporate Governance Committees.

BOARD AND COMMITTEE ATTENDANCE(3)

	ATTENDANCE	TOTAL ATTENDANCE
Board	9 of 9	Board	100%
Audit	7 of 7	Committee	100%
Compensation Committee	6 of 6
Nominating & Corporate Governance	4 of 4

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS

• Air Canada	• Suncor Energy Inc.

SHARE AND DSU OWNERSHIP AS OF DECEMBER 31, 2017(4)

Target Value: $352,500		Target Met: Yes
Actual Value: $1,742,778

12

(1)
Mr. Chopra is being proposed for election as a director of the Corporation for the first time at the Meeting.
(2)
See Table 9: 2017 Voting Results.
(3)
See Table 7: Directors' Attendance at Board and Committee Meetings for a full description of board and standing committee meeting attendance.
(4)
See — Directors' Ownership of Securities — Director Share Ownership Guidelines for a detailed description of the shareholding requirements for applicable directors. New directors have five years from the time of their appointment to the Board to comply with the Director Share Ownership Guidelines (as defined below).
(5)
Mr. DiMaggio was serving as a director of Greatwide Logistics Services, Inc., a privately held company, when that entity filed for bankruptcy in 2008.
(6)
The Board approved an exception to its retirement policy for Mr. Etherington to stand for re-election at the Meeting. See Election of Directors for a description of the Corporation's retirement policy.
(7)
Represents unvested PSUs at target level performance.
(8)
As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines and not the Director Share Ownership Guidelines. Under the Executive Share Ownership Guidelines, Mr. Mionis has five years from his date of hire (August 1, 2015) to meet the required share ownership of five times base salary. See Executive Share Ownership. The "Actual Value" of the shares and share units held by Mr. Mionis as of December 31, 2017 is determined with respect to SVS beneficially owned by Mr. Mionis and all of his unvested RSUs, the value of which was, in each case, determined using a share price of $10.48, the closing price of SVS on the NYSE on December 29, 2017, but does not attribute any value to unvested PSUs.
(9)
Mr. Popatia, as an officer of Onex, is not subject to the Director Share Ownership Guidelines.
Interlocking Directorships

None of the current directors of the Corporation serve together as directors of other corporations.

13

Director Compensation

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. Under these guidelines and principles, the Board seeks to maintain director compensation at a level that is competitive with director compensation at comparable companies, and requires a substantial portion of such compensation to be taken in the form of DSUs. The director fee structure for 2017 is set forth in Table 2 below.

Table 2: Directors' Fees(1)

Element	Director Fee Structure for 2017(2)
Annual Board Retainer(3)	$360,000 — Board Chair $235,000 — Directors

Travel Fees(4)	$2,500

Annual Retainer for the Audit Committee Chair	$20,000

Annual Retainer for the Compensation Committee Chair	$15,000

Annual Retainer for the Nominating and Governance Committee Chair(5)	—

DSU Election(6)	Directors must elect to be paid either 100% or 75% of their aggregate annual retainers (including committee Chair retainers) and travel fees in the form of DSUs

(1)
Does not include Mr. Mionis, President and CEO of the Corporation, whose compensation is set out in Table 18 of this Circular. Does not include fees payable to Onex for the service of Mr. Popatia as a director, which is described in footnote 9 to Table 3 of this Circular.
(2)
Directors may also receive further retainers and meeting fees for participation on ad hoc committees. No fees were paid for participation on the Director Search Committee during 2017. The Board has the discretion to grant supplemental equity awards to individual directors as deemed appropriate (no such discretion was exercised in 2017).
(3)
Paid on a quarterly basis.
(4)
The travel fee is available only to directors who travel outside of their home state or province to attend a Board or Committee meeting.
(5)
The Chair of the Board also served as the Chair of the Nominating and Corporate Governance Committee in 2017, for which no additional fee was paid.
(6)
Credited on a quarterly basis. The number of DSUs granted are calculated by dividing the notional cash amount for the quarter by the closing price of SVS on the NYSE on the last business day of such quarter. If no election is made, 100% of a director's aggregate annual retainer and travel fees will be paid in DSUs.

Subject to the terms of the Directors' Share Compensation Plan, each DSU represents the right to receive one SVS or an equivalent value in cash (at the Corporation's discretion) when the director (a) ceases to be a director of the Corporation and (b) is not an employee of the Corporation or a director or employee of any corporation that does not deal at arm's-length with the Corporation (collectively, "Retires"). The date used in valuing the DSUs for settlement is the date that is 45 days following the date on which the director Retires, or as soon as practicable thereafter. DSUs are redeemed and payable on or prior to the 90th day following the date on which the director Retires. The number of DSUs granted is calculated by dividing the fee that would otherwise be payable by the closing price of SVS on the NYSE on the last business day of the quarter.

The Compensation Committee plans to conduct a review of director compensation in 2018.

14

Directors' Fees Earned in 2017

All compensation paid in 2017 by the Corporation to its directors is set out in Table 3, except for the compensation of Mr. Mionis, President and CEO of the Corporation, which is set out in Table 18 of this Circular and Mr. Chopra, who is standing for election by shareholders for the first time at the Meeting. In 2017, the Board (excluding Mr. Popatia — see footnote 9 to Table 3) earned total annual board retainer fees, committee chair retainer fees and travel fees (collectively, "Annual Fees") in the amount of $1,937,011, including total grants of DSUs in the amount of $1,696,125.

Table 3: Director Fees Earned in Respect of 2017

	Annual Fees Earned				Allocation of Annual Fees(1)

Name	Annual Board Retainer	Annual Committee Chair Retainer	Travel Fees	Total Fees	DSUs(2)	Cash(3)
Daniel P. DiMaggio	$235,000	—	$10,000	$245,000	$183,750	$61,250

William A. Etherington(4)(11)	$360,000	—	—	$360,000	$360,000	—

Thomas S. Gross(6)	$196,046	—	$7,500	$203,546	$152,660	$50,886

Laurette T. Koellner	$235,000	$20,000(5)	$10,000	$265,000	$198,750	$66,250

Joseph M. Natale(7)	$133,465(8)	—	—	$133,465	$133,465	—

Carol S. Perry	$235,000	—	—	$235,000	$235,000	—

Tawfiq Popatia(9)	—	—	—	—	—	—

Eamon J. Ryan(11)	$235,000	$15,000(10)	—	$250,000	$187,500	$62,500

Michael M. Wilson(11)	$235,000	—	$10,000	$245,000	$245,000	—

(1)
Directors must elect to receive either 75% or 100% of their Annual Fees (set forth in the "Total Fees" column above) in DSUs (i.e., at least 75% of such fees are payable in DSUs). If a director does not make such election, 100% of such director's Annual Fees will be paid in DSUs. The Annual Fees received by directors in DSUs for 2017 were credited quarterly, and the number of DSUs granted in respect of the amounts credited quarterly was determined using the closing price of the SVS on the NYSE on the last business day of each quarter, which was $14.53 on March 31, 2017, $13.58 on June 30, 2017, $12.38 on September 29, 2017 and $10.48 on December 29, 2017.
(2)
Amounts in this column for each of Messrs. DiMaggio, Gross and Ryan and Ms. Koellner (who elected to receive 75% of their Annual Fees in DSUs), represent the grant date fair value of DSUs issued in respect of 75% of their Annual Fees. Amounts in this column for each of Messrs. Etherington, Natale and Wilson and Ms. Perry (who elected to receive 100% of their Annual Fees paid in DSUs), represent the grant date fair value of DSUs issued in respect of 100% of their Annual Fees. The grant date fair value of the grants is the same as their accounting value.
(3)
Amounts in this column for Messrs. DiMaggio, Gross and Ryan and Ms. Koellner represent the portion of their Annual Fees (25%), which they elected to have paid in cash.
(4)
During 2017, Mr. Etherington was the Chair of the Board and the Chair of the Nominating and Corporate Governance Committee. Mr. Etherington received an annual Board Chair retainer fee in the amount of $360,000. He did not receive a committee chair annual retainer in his capacity as Chair of the Nominating and Corporate Governance Committee.
(5)
Represents the annual retainer for the Chair of the Audit Committee.
(6)
Mr. Gross resigned from the Board effective November 1, 2017.
(7)
Mr. Natale resigned from the Board effective July 26, 2017.
(8)
Mr. Natale was Vice-Chair of the Board until his resignation from the Board effective July 26, 2017. He did not receive an additional retainer in his capacity as Vice-Chair of the Board.
(9)
Mr. Popatia is an officer of Onex and did not receive any compensation in his capacity as a director of the Corporation in 2017; however, Onex received compensation for providing the services of Mr. Popatia as a director in 2017 pursuant to a Services Agreement between the Corporation and Onex, entered into on January 1, 2009 (as amended, the "Services Agreement"). The initial term of the Services Agreement was one year and the agreement automatically renews for successive one year terms unless the Corporation or Onex provide notice of intent not to renew. The Services Agreement terminates automatically and the rights of Onex to receive
15

  compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one MVS of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica, for any reason. Onex receives compensation under the Services Agreement in an amount equal to $235,000 per year (consistent with the current annual Board retainer fees paid to directors), payable in DSUs in equal quarterly installments in arrears. The number of DSUs is determined using the closing price of the SVS on the NYSE on the last day of the fiscal quarter in respect of which the instalment is to be credited.

(10)
Represents the annual retainer for the Chair of the Compensation Committee.
(11)
No fees were paid for participation on the Director Search Committee during 2017.

Directors' Ownership of Securities

Outstanding Share-Based Awards

Information concerning all outstanding share-based awards as of December 31, 2017 made by the Corporation to each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 19 of this Circular and Mr. Chopra, who is standing for election by shareholders for the first time at the Meeting), including awards granted prior to 2017, is set out in Table 4. DSUs that were granted prior to January 1, 2007 may be settled in the form of SVS issued from treasury, SVS purchased in the open market, or an equivalent value in cash (at the discretion of the Corporation). DSUs granted after January 1, 2007 may only be settled in SVS purchased in the open market or an equivalent value in cash. In 2005, the Corporation amended its Long-Term Incentive Plan ("LTIP") to prohibit grants to directors of options to acquire SVS. There are no options granted to directors (or former directors) prior to the foregoing amendment which remain outstanding.

Table 4: Outstanding Share-Based Awards

Name	Number of Outstanding DSUs(1) (#)	Market Value of Outstanding DSUs(2) ($)
Daniel P. DiMaggio	169,144	$1,772,629

William A. Etherington	384,702	$4,031,678

Laurette T. Koellner	193,448	$2,027,334

Carol S. Perry	100,953	$1,057,986

Tawfiq Popatia(3)	—	—

Eamon J. Ryan	244,617	$2,563,585

Michael M. Wilson	166,296	$1,742,778

(1)
Represents all outstanding DSUs, including the regular quarterly grant of DSUs issued on January 1, 2018 in respect of the fourth quarter of 2017.
(2)
The market value of DSUs was determined using a share price of $10.48, which was the closing price of the SVS on the NYSE on December 29, 2017.
(3)
Mr. Popatia did not have any share-based awards from the Corporation outstanding as of December 31, 2017; however 196,390 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement since its inception, including 18,721 DSUs issued to Onex for the services of Mr. Popatia as a director of the Corporation in 2017. For further information see footnote 9 to Table 3.
16

Changes in Directors' Equity Interest

The following table sets out, for each director proposed for election at the Meeting (other than Mr. Mionis, whose information is set out in Table 19 of this Circular and Mr. Chopra, who is standing for election by shareholders for the first time at the Meeting), such director's direct or indirect beneficial ownership of, or control or direction over, shares and share-based awards in the Corporation as of February 14, 2018, and any changes therein since February 15, 2017 (the date of disclosure in the Corporation's management information circular for its 2017 Annual Meeting of Shareholders).

Table 5: Changes in Directors' Equity Interest(1)

Name	Date	SVS (#)	Share-Based Awards (DSUs) (#)	Total (#)
Daniel P. DiMaggio	Feb. 15, 2017	—	154,506	154,506
	Feb. 14, 2018	—	169,144	169,144
	Change	—	14,638	14,638

William A. Etherington(2)	Feb. 15, 2017	10,000	356,023	366,023
	Feb. 14, 2018	10,000	384,702	394,702
	Change	—	28,679	28,679

Laurette T. Koellner	Feb. 15, 2017	—	177,615	177,615
	Feb. 14, 2018	—	193,448	193,448
	Change	—	15,833	15,833

Carol S. Perry	Feb. 15, 2017	—	82,232	82,232
	Feb. 14, 2018	—	100,953	100,953
	Change	—	18,721	18,721

Tawfiq Popatia(2)(3)	Feb. 15, 2017	—	—	—
	Feb. 14, 2018	—	—	—
	Change	—	—	—

Eamon J. Ryan	Feb. 15, 2017	—	229,680	229,680
	Feb. 14, 2018	—	244,617	244,617
	Change	—	14,937	14,937

Michael M. Wilson	Feb. 15, 2017	—	146,778	146,778
	Feb. 14, 2018	—	166,296	166,296
	Change	—	19,518	19,518

(1)
Information as to SVS beneficially owned, or controlled or directed, directly or indirectly, is not within the Corporation's knowledge and therefore has been provided by each individual set forth in the table.
(2)
As of February 14, 2018, Mr. Etherington also owned 10,000 subordinate voting shares of Onex and Mr. Popatia owned 3,894 subordinate voting shares of Onex. Other than Messrs. Etherington and Popatia, no director of the Corporation during 2017 owned, and no current director nominee owns, shares of Onex.
(3)
18,721 DSUs were issued to Onex for the services of Mr. Popatia as a director of the Corporation in 2017. 196,390 DSUs have been issued to Onex (and are outstanding) pursuant to the Services Agreement since its inception. Onex's beneficial ownership of securities of the Corporation (which does not include DSUs) is set forth in footnote 1 to Table 1.
17

Director Share Ownership Guidelines

The Corporation has minimum shareholding requirements for directors who are not employees or officers of the Corporation or Onex (the "Director Share Ownership Guidelines") (see Executive Share Ownership for share ownership guidelines applicable to Mr. Mionis in his role as President and CEO of the Corporation). The Director Share Ownership Guidelines require that a director hold SVS and/or DSUs with an aggregate value equal to 150% of the annual retainer and that the Chair of the Board hold SVS and/or DSUs with an aggregate value equal to 187.5% of the annual retainer. Directors have five years from January 1, 2016 or from the time of their appointment to the Board, as applicable, to comply with the Director Share Ownership Guidelines.

It is the Corporation's policy that directors with five years or more service on the Board shall continue to receive a minimum of 75% of their Annual Fees in securities of the Corporation.

Although directors subject to the Director Share Ownership Guidelines will not be deemed to have breached such Guidelines by reason of a decrease in the market value of the Corporation's securities, such directors are required to purchase further securities within a reasonable period of time after such occurrence to comply with the Director Share Ownership Guidelines. Each director's holdings of securities, which for the purposes of the Director Share Ownership Guidelines include all SVS and DSUs, are reviewed annually as of December 31. The following table sets out, for each applicable director proposed for election at the Meeting (other than Mr. Chopra), whether such director was in compliance with the Director Share Ownership Guidelines as of December 31, 2017. If elected to the Board of Directors, Mr. Chopra will be required to comply with the Director Share Ownership Guidelines within five years of his election.

Table 6: Shareholding Requirements

	Shareholding Requirements

Director(1)	Target Value as of December 31, 2017	Value as of December 31, 2017(2)	Met Target as of December 31, 2017
Daniel P. DiMaggio	$352,500	$1,772,629	Yes

William A. Etherington	$675,000	$4,136,478	Yes

Laurette T. Koellner	$352,500	$2,027,334	Yes

Carol S. Perry	$352,500	$1,057,986	Yes

Eamon J. Ryan	$352,500	$2,563,585	Yes

Michael M. Wilson	$352,500	$1,742,778	Yes

(1)
As President and CEO of the Corporation, Mr. Mionis is subject to the Executive Share Ownership Guidelines. As an officer of Onex, Mr. Popatia is not subject to the Director Share Ownership Guidelines.
(2)
The value of the aggregate number of SVS and DSUs held by each director is determined using a share price of $10.48, which was the closing price of the SVS on the NYSE on December 29, 2017.
18

Attendance of Directors at Board and Committee Meetings

The following table sets forth the attendance of directors at Board meetings and at meetings of those standing committees of which they are members, from January 1, 2017 to February 14, 2018. All then-members of the Board attended the Corporation's last annual meeting of shareholders except for Mr. Gross. If elected, Mr. Chopra is expected to be appointed to the Audit, Compensation, and Nominating and Corporate Governance Committees following the Meeting.

Table 7: Directors' Attendance at Board and Committee Meetings

				Nominating and Corporate	Meetings Attended %

Director	Board	Audit	Compensation	Governance	Board	Committee
Daniel P. DiMaggio	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

William A. Etherington	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Thomas S. Gross(1)	4 of 6	4 of 5	3 of 4	2 of 3	67%	75%

Laurette T. Koellner	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Robert A. Mionis	9 of 9	—	—	—	100%	—

Joseph M. Natale(1)	4 of 5	3 of 4	2 of 3	1 of 2	80%	67%

Carol S. Perry	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Tawfiq Popatia	9 of 9	—	—	—	100%	—

Eamon J. Ryan	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

Michael M. Wilson	9 of 9	7 of 7	6 of 6	4 of 4	100%	100%

(1)
Messrs. Gross and Natale resigned from the Board of Directors effective November 1, 2017 and July 26, 2017, respectively. Their attendance in this table represents meetings which occurred during their respective service periods.
19

INFORMATION ABOUT OUR AUDITOR
Appointment of Auditor

It is proposed that KPMG LLP ("KPMG") be appointed as the auditor of the Corporation to hold office until the close of the next annual meeting of shareholders. KPMG is the current auditor of the Corporation and was first appointed as auditor of the Corporation on October 14, 1997.

It is intended that, on any ballot relating to the appointment of the auditor, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the appointment of KPMG as auditor of the Corporation to hold office until the next annual meeting of shareholders, unless authority to do so is withheld.

Fees Paid to KPMG

The Audit Committee of the Board of Directors negotiates with the auditor of the Corporation on an arm's-length basis in determining the fees to be paid to the auditor. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditor in providing services to the Corporation.

Table 8: Fees Paid to KPMG

	Year Ended December 31 (in millions)

	2017	2016

Audit Services	$2.3	$2.5

Audit Related Services	$0.1	$0.1

Tax Services(1)	$0.1	$0.1

Other(2)	$0.2	$0.0

Total	$2.7	$2.7

(1)
Tax services were mainly comprised of tax advisory and compliance services provided by KPMG to the Corporation during each of 2016 and 2017.
(2)
KPMG billed $0.2 million in 2017 for a regulatory performance audit related to compliance with government accounting standards (2016 — no other fees).

It is intended that, on any ballot relating to the remuneration of the auditor, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the authorization of the Board of Directors to fix the remuneration to be paid to the auditor, unless authority to do so is withheld.

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SAY-ON-PAY
Say-On-Pay Policy

The Corporation has held an advisory vote on executive compensation annually since 2012. While this vote is non-binding, it gives shareholders an opportunity to provide important input to the Board. Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Corporation's management information circular delivered in advance of the 2018 annual meeting of shareholders.

It is intended that, on any ballot relating to the advisory vote on executive compensation, the shares represented by proxies in favour of the Proxy Nominees will be voted in favour of the resolution, unless a vote "against" is indicated.

The Board of Directors will take the results of the vote into account, as it deems appropriate, when considering future compensation policies, procedures and decisions and in determining whether to significantly increase engagement with shareholders on compensation and related matters. See Compensation Committee Letter to Shareholders below. The Corporation will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting.

2017 VOTING RESULTS
2017 Voting Results

The voting results of the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov following the Meeting. The voting results from the Corporation's annual meeting of shareholders held on April 20, 2017 were as follows:

Table 9: 2017 Voting Results

Brief Description of Voting Matters	Outcome of the Vote
	Approved	For
In respect of the election of the following proposed nominees as members of the Board of Directors of the Corporation
Daniel P. DiMaggio	✓	99.99%
William A. Etherington	✓	99.49%
Thomas S. Gross	✓	99.98%
Laurette T. Koellner	✓	99.51%
Robert A. Mionis	✓	99.99%
Joseph M. Natale	✓	99.93%
Carol S. Perry	✓	99.99%
Tawfiq Popatia	✓	99.99%
Eamon J. Ryan	✓	99.99%
Michael M. Wilson	✓	99.86%

In respect of the appointment of KPMG as the auditor of the Corporation for the ensuing year and authorization of the Board of Directors of the Corporation to fix the remuneration of the auditors	✓	Carried by a show of hands

In respect of the advisory resolution on the Corporation's approach to executive compensation	✓	96.56%

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COMPENSATION COMMITTEE

The Corporation's Compensation Committee is currently comprised entirely of independent directors (pursuant to applicable Canadian, SEC and NYSE rules for U.S. domestic companies) and consists of: Eamon J. Ryan (Chair), Daniel P. DiMaggio, William A. Etherington, Laurette T. Koellner, Carol S. Perry and Michael M. Wilson. Thomas S. Gross and Joseph M. Natale were also independent members of the Corporation's Compensation Committee until their resignations from the Board effective November 1, 2017 and July 26, 2017, respectively. If elected, Deepak Chopra is expected to be appointed as a member of the Compensation Committee following the Meeting as an independent director. The Compensation Committee's purpose is to discharge the Board's responsibilities for executive compensation matters, including:

  •
  reviewing the corporate goals and objectives relevant to the compensation of the CEO, as approved by the Board, evaluating the CEO's performance in light of these goals and objectives, and setting the compensation of the CEO based on this evaluation;

  •
  approving non-CEO executive compensation;

  •
  reviewing, modifying and approving incentive-based plans and equity-based plans;

  •
  revising and approving compensation disclosure in public documents, including the Corporation's management information (proxy) circular, in accordance with applicable rules and regulations; and

  •
  reviewing, regularly, the risks associated with the Corporation's executive compensation policies and practices.

The Compensation Committee is also responsible for, among other matters:

  •
  making recommendations to the Board regarding the compensation of the Corporation's directors in accordance with the principles and guidelines established by the Nominating and Governance Committee;

  •
  maintaining and reviewing succession planning for the CEO, all positions that report to the CEO and any other positions deemed by the CEO to be "mission critical";

  •
  approving and monitoring insider trading and share ownership policies; and

  •
  performing any other activities consistent with its mandate. See Statement of Corporate Governance Practices in Schedule A to this Circular for further details.

All members of the Compensation Committee have direct experience that is relevant to their responsibilities relative to executive compensation and have skills and experience that contribute to the ability of the Compensation Committee to make decisions on the suitability of the Corporation's compensation policies and practices. Each member of the Compensation Committee possesses significant knowledge in executive compensation matters gained from his or her experience as an executive in one or more major public corporations, as outlined in the biographies in Information Relating to Our Directors — Election of Directors — Nominees for Election as Director. This experience varies from director to director, but collectively includes having responsibility for the creation and implementation of executive compensation plans; participating in briefings from outside consultants retained by compensation committees with respect to executive compensation design, administration and governance; having responsibility for executive compensation decisions; and past service on the compensation committees of several other major public corporations. In addition, Mr. Etherington currently serves on the compensation and management resources committee of Onex; Ms. Koellner previously served on the compensation committee of AIG; and Ms. Perry previously served on the management resources and compensation committee of Softchoice Corporation (while it was a public company listed on the TSX). Accordingly, the Corporation believes that its Compensation Committee is appropriately qualified to make decisions on the suitability of the Corporation's compensation policies and practices.

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COMPENSATION COMMITTEE LETTER TO SHAREHOLDERS

Dear Shareholders,

On behalf of the Compensation Committee, I welcome this opportunity to share with you our approach to executive compensation, including the framework we used to make our compensation decisions for the CEO and certain other executive officers for 2017.

Our Approach to Executive Compensation

Celestica's executive compensation program is designed to pay for performance, adhere to the risk profile of the Corporation, align the interests of executives and shareholders, incentivize executives to work as a team to achieve corporate results and ensure direct accountability for annual operating results and the Corporation's long-term financial performance. Total compensation for each executive varies with the Corporation's achievement of financial and non-financial objectives, as well as individual performance. The Compensation Committee believes that the Corporation's executive compensation program for 2017 demonstrates an appropriate pay-for-performance relationship and as such, establishes strong alignment between the interests of the Corporation's executives and its shareholders. Further, the Compensation Committee has endeavoured to ensure the executive compensation program is aligned with appropriate governance, risk management and regulatory principles.

In 2017, the Compensation Committee reviewed the Corporation's executive pay-for-performance alignment in consultation with its independent advisor Willis Towers Watson (the "Compensation Consultant") and concluded that Celestica's programs are well aligned with its performance. The Compensation Committee also approved design changes to the Corporation's incentive plans which have been implemented for 2018 and which are intended to reinforce the Corporation's commitment to compensating its executive officers for demonstrated results. See Compensation Discussion and Analysis — Key 2018 Executive Compensation Program Design Changes.

CFO Succession

In 2017, the Compensation Committee was involved in the Chief Financial Officer ("CFO") succession process and establishing the level of compensation for the Corporation's new CFO. The Compensation Committee reviewed and approved the appointment of Mr. Chawla as CFO on October 19, 2017 and the compensation package for his new role. See Compensation Discussion and Analysis — CFO Succession.

Celestica's Performance in 2017

During 2017, Mr. Mionis continued to transform Celestica through a complex and necessary business transformation strategy designed to diversify the Corporation's business and drive more sustainable, long-term revenue and profitable growth. We believe that through successful execution of this strategy, long-term value creation will be generated for shareholders by delivering more consistent free cash flow (non-International Financial Reporting Standards ("IFRS")) that can be reinvested in growth initiatives for the Corporation, as well as returning capital to shareholders through programs such as our normal course issuer bid ("NCIB"). Performance highlights for 2017 included:

  •
  revenue of $6.1 billion, representing a 2% increase compared to 2016 despite challenging end-market dynamics;

  •
  growth from strong demand and new programs in the Corporation's Advanced Technology Solutions ("ATS") end market resulted in revenue of $1.95 billion from this end market in 2017, which was
23

    relatively flat compared to 2016 despite a 7% revenue decline due to the Corporation's exit from the solar panel manufacturing business;

  •
  increased margins in the Corporation's ATS end market with continued investment in capabilities and targeted end markets;

  •
  the Corporation's ATS end market continued to benefit from new programs and it ended 2017 with the best single quarter of bookings this end market has experienced in the last four years;

  •
  revenue from the Corporation's Communications end market increased by 4% compared to 2016 and revenue from the Corporation's Enterprise end market was relatively flat despite the volatility in these end markets;

  •
  the growth and diversification of the Corporation's customer and product portfolios through organic growth and acquisitions, including the integration of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing ("Karel"), and the execution of an agreement to acquire Atrenne Integrated Solutions, Inc. ("Atrenne");

  •
  while investing in growing its ATS and Connectivity and Cloud Solutions ("CCS") business in a challenging environment, the Corporation demonstrated its commitment to enhancing returns to shareholders by launching the NCIB to purchase up to 10% of its public float through November 2018; and

  •
  improved execution, and increased productivity and simplification throughout the organization.

Key 2018 Executive Compensation Program Design Changes

A comprehensive review of our incentive plans was undertaken in 2017 in light of the Corporation's long-term strategic plan and recent organizational design changes. The Compensation Committee approved design changes to the Corporation's incentive plans which have been implemented for 2018 compensation and which relate primarily to the performance measures used to determine payouts under the Celestica Team Incentive Plan ("CTI") and the vesting of PSUs under our long-term incentive plans. The Compensation Committee also determined that the mix of equity in respect of 2018 compensation will be comprised of 40% RSUs and 60% PSUs (it was previously comprised of 50% RSUs and 50% PSUs). We believe these changes will further the alignment of our incentive based compensation with our strategic path forward and pay-for-performance objectives, and promote long-term shareholder value creation. The decision to approve these incentive plan design changes was made after consultation with the Corporation's management and the Compensation Consultant. Our decision also took into account competitive trends and practices, as well as our focus on retaining key talent to effectively execute our strategic business goals. See Compensation Discussion and Analysis — Key 2018 Executive Compensation Program Design Changes.

24

Checklist of Compensation Practices

We remain committed to developing executive compensation policies designed to serve the long-term interests of our shareholders.

What We Do		What We Don't Do

Pay for performance	✓	No repricing of options	X

Focus on long-term compensation using a balanced mix of compensation elements	✓	No hedging or pledging of equity securities	X

Compensation mix that recognizes that while long-term success is critical, annual performance and adequate fixed compensation are also essential	✓	No steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds	X

Competitive payment practices	✓	No multi-year guarantees	X

Mitigate undue risk in compensation programs	✓	No uncapped incentive plans	X

Independent advisor	✓

Stress test compensation plan designs	✓

Apply stringent share ownership policies and post-employment hold period for the CEO's shares	✓

Clawback on incentive-based compensation	✓

Equity plans provide for change of control treatment for outstanding equity based on a "double trigger" requirement	✓

Set minimum corporate profitability thresholds for CTI payments	✓

Establish caps on PSU payout factors	✓

Shareholder "say-on-pay" advisory vote	✓
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Conclusion

Last year, our annual "say-on-pay" advisory vote received the support of 96.56% of the votes cast in favour of our executive compensation program. We believe this support reflects shareholder endorsement that our compensation philosophy aligns the interests of our executives with our shareholders. Nonetheless, we reached out to certain of our largest shareholders for feedback regarding our executive compensation program. In connection with those discussions, we have supplemented our disclosure in order to provide further clarity for shareholders.

You are invited to review the following Compensation Discussion and Analysis section of this Circular, which provides a more detailed view of our executive compensation program.

Yours sincerely,

Eamon Ryan
Chair of the Compensation Committee
(on behalf of the Compensation Committee)

26

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis sets out the policies of the Corporation for determining compensation paid to the Corporation's CEO, its CFO, and the three other most highly compensated executive officers (together with Mr. Darren Myers as the former CFO, collectively, the "Named Executive Officers" or "NEOs"). The NEOs who are the subject of this Compensation Discussion and Analysis are:

  •
  Robert A. Mionis — President and CEO;

  •
  Mandeep Chawla — CFO;

  •
  Michael P. McCaughey — President, CCS;

  •
  John "Jack" Lawless — President, ATS; and

  •
  Elizabeth L. DelBianco — Chief Legal and Administrative Officer.

A description and explanation of the significant elements of compensation awarded to the foregoing NEOs during 2017 is set out in the section Compensation Discussion and Analysis — 2017 Compensation Decisions. Disclosure regarding Mr. Myers is included in the section Arrangements Regarding Resignation of Former CFO and is otherwise excluded from this Compensation Discussion and Analysis as his tenure as CFO of the Corporation ended as of July 31, 2017.

Compensation Objectives

The Corporation's executive compensation philosophies and practices are designed to attract, motivate and retain the leaders who will drive the success of the Corporation. The Compensation Committee reviews compensation policies and practices regularly, considers related risks, and makes any adjustments it deems necessary to ensure the compensation policies are not reasonably likely to have a material adverse effect on the Corporation.

A substantial portion of the compensation of our executives is linked to the Corporation's performance. The Compensation Committee establishes target compensation with reference to the median compensation of a comparator group of Celestica's competitors, major suppliers, customers, and other major international technology companies that generally fall in the range of 50% to 200% of Celestica's revenue (such group, the "Comparator Group"). However, neither each element of compensation nor total compensation is expected to match the median of such Comparator Group exactly. NEOs have the opportunity for higher compensation for performance that exceeds target performance goals, and will receive lower compensation for performance that is below target performance goals.

The 2017 compensation package was designed to:

  •
  ensure executives are compensated fairly and in a way that does not result in the Corporation incurring undue risk or encouraging executives to take inappropriate risks;

  •
  provide competitive fixed compensation (i.e., base salary and benefits), as well as a substantial amount of at-risk pay through our annual and equity-based incentive plans;

  •
  reward executives, through both annual incentives and equity-based incentives, for achieving operational and financial results that meet or exceed the Corporation's business plan and that are superior to those of direct competitors in the electronics manufacturing services ("EMS") industry;

  •
  align the interests of executives and shareholders through equity-based compensation;

  •
  recognize tenure and utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role;

  •
  recognize differing roles and responsibilities, and that the executives work as a team to achieve corporate results; and

  •
  ensure direct accountability for the annual operating results and the long-term financial performance of the Corporation.
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Independent Advice

The Compensation Committee, which has the sole authority to retain and terminate an executive compensation consultant, has engaged the Compensation Consultant since October 2006 as its independent compensation consultant to assist in identifying appropriate comparator companies against which to evaluate the Corporation's compensation levels, to provide data about those companies, and to provide observations and recommendations with respect to the Corporation's compensation practices versus those of the Comparator Group and the market in general.

The Compensation Consultant also provides advice (upon request) to the Compensation Committee on the policy recommendations prepared by management and keeps the Compensation Committee apprised of market trends in executive compensation. The Compensation Consultant attended portions of all Compensation Committee meetings held in 2017, in person or by telephone, as requested by the Chair of the Compensation Committee. At each of its meetings, the Compensation Committee held an in camera session with the Compensation Consultant without any member of management being present. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations supplementary to the information and recommendations provided by the Compensation Consultant.

Each year, the Compensation Committee reviews the scope of activities of the Compensation Consultant and, if it deems appropriate, approves the corresponding budget. During such review, the Compensation Committee also considers the independence factors required to be considered by the NYSE prior to the selection or receipt of advice from a compensation consultant. After consideration of such independence factors and prior to engaging the Compensation Consultant in 2017, the Compensation Committee determined that the Compensation Consultant was independent. The Compensation Consultant meets with the Chair of the Compensation Committee and management at least annually to identify any initiatives requiring external support and agenda items for each Compensation Committee meeting throughout the year. The Compensation Consultant reports directly to the chair of the Compensation Committee and is not engaged by management. The Compensation Consultant may, with the approval of the Compensation Committee, assist management in reviewing and, where appropriate, developing and recommending compensation programs to align the Corporation's practices with competitive practices. Any such service in excess of $25,000 provided by the Compensation Consultant relating to executive compensation must be pre-approved by the Chair of the Compensation Committee. In addition, any non-executive compensation consulting service in excess of $25,000 must be submitted by management to the Compensation Committee for pre-approval, and any services that will cause total non-executive compensation consulting fees to exceed $25,000 in aggregate in a calendar year must also be pre-approved by the Compensation Committee.

The following table sets out the fees paid by the Corporation to the Compensation Consultant in each of the past two years:

Table 10: Fees of the Compensation Consultant

	Year Ended December 31

	2017	2016
Executive Compensation-Related Fees(1)	C$246,859	C$262,612

All Other Fees(2)	C$ —	C$4,495

(1)
Services for 2017 and 2016 included support on executive compensation matters that are part of its annual agenda (e.g., executive compensation competitive market analysis, review of trends in executive compensation, peer group review, pay-for-performance analysis and assistance with executive compensation-related disclosure), annual valuation of PSUs for accounting purposes, attendance at all Compensation Committee meetings, and support with ad-hoc executive compensation issues that arose throughout the year. Services for 2017 also included advice on incentive plan design changes, research and commentary on strategic incentive awards and total shareholder return ("TSR") peer group analysis. Services for 2016 also included incentive plan design review and business strategy review.
(2)
Services for 2016 consisted of a review of competitive levels of compensation for our non-NEO executives.
28

Compensation Process

Executive compensation is determined as part of an annual process followed by the Compensation Committee, as supported by the Compensation Consultant, as follows:

Before and at Commencement of the Performance Period	During the Performance Period	Following the Performance Period

•

Review and approve Comparator Group

•

Review of Comparator Group compensation and pay positioning

•

Establish target compensation levels

•

Review trends in executive compensation for potential program changes

•

Establish performance objectives

•

Conduct risk assessment of compensation
programs

•

Review of pay-for-performance alignment relative to Comparator Group

•

Evaluate interim performance relative to objectives

•

Approve appointments to designated positions and any related compensation changes

•

Re-evaluate Comparator Group and update for the next performance period, as applicable

•

Review management succession plans including retention value of unvested equity awards

• Evaluate individual performance relative to objectives • Determine achievement of performance criteria for annual and long term incentives

The Compensation Committee reviews and approves compensation for the CEO and the other NEOs, including base salaries, target annual incentive awards under the CTI and equity-based incentive grants. The Compensation Committee evaluates the performance of the CEO relative to financial and business goals and objectives approved by the Board from time to time for such purpose. The Compensation Committee reviews competitive data for the Comparator Group and consults with the Compensation Consultant before exercising its independent judgment to determine appropriate compensation levels. The CEO reviews the performance evaluations of the other NEOs with the Compensation Committee and provides compensation recommendations. The Compensation Committee considers these recommendations, reviews market compensation information, consults with the Compensation Consultant, and then exercises its independent judgment to determine if any adjustments are required prior to approval of the compensation of such other NEOs.

The Compensation Committee generally meets five times a year, in January, April, July, October and December. At the July meeting, the Compensation Committee, based on recommendations from the Compensation Consultant, approves the Comparator Group that will be used for the compensation review for the following year. At the October meeting, the Compensation Consultant presents a competitive analysis of the total compensation for each of the NEOs, including the CEO, with reference to the established Comparator Group. Using this analysis, the CEO develops base salary and equity-based incentive recommendations for the NEOs which are then reviewed with the Compensation Consultant. The CEO's compensation is determined by the Compensation Committee in consultation with the Compensation Consultant with input from the Corporation's chief human resources executive. At the December meeting, preliminary compensation proposals for the CEO and the NEOs for the following year are reviewed, including base salary recommendations and the value and mix of their equity-based incentives. By reviewing the compensation proposals in advance, the Compensation Committee is afforded sufficient time to discuss and provide input regarding proposed compensation changes prior to the January meeting at which time the Compensation Committee approves the compensation proposals, revised as necessary or appropriate, based on input provided at the December meeting. Previous grants of equity-based awards and their current retention value are reviewed and may be taken into

29

consideration when making decisions related to equity-based compensation. The Compensation Committee also considers the potential value of the total compensation package for the CEO, which is stress-tested at different levels of performance and different stock prices to ensure that there is an appropriate link between pay and performance, taking into consideration the range of potential total compensation. The CEO and the NEOs are not present at the Compensation Committee meetings when their respective compensation is discussed.

Based on a management plan approved by the Board, CTI targets for the relevant year are approved by the Compensation Committee at the beginning of the year. The Compensation Committee reviews the Corporation's performance relative to these targets and the projected payment at the October and December meetings. At the January meeting of the following year, final payments under the CTI, as well as the vesting percentages for any previously granted equity-based incentives that have performance vesting criteria, are calculated and approved by the Compensation Committee based on the Corporation's year-end results as approved by the Audit Committee. The amounts related to the CTI are then paid in February.

In addition to the above regular business, the Compensation Committee also made key decisions concerning the CFO succession in 2017 and the related compensation decisions, as more fully described below under CFO Succession and, with respect to Mr. Myers' resignation, under Arrangements Regarding Resignation of Former CFO. The Compensation Committee may exercise its discretion to either award compensation absent attainment of a relevant performance goal or similar condition, or to reduce or increase the size of any award or payout to any NEO. The Compensation Committee did not exercise such discretion for 2017 compensation with respect to any NEO.

  Compensation Risk Assessment and Governance Analysis

The Compensation Committee, in performing its duties and exercising its powers under its mandate, considers the implications of the risks associated with the Corporation's compensation policies and practices. This includes: identifying any such policies or practices that encourage executive officers to take inappropriate or excessive risks, identifying risks arising from such policies and practices that are reasonably likely to have a material adverse effect on the Corporation; and considering the risk implications of the Corporation's compensation policies and practices and any proposed changes to them.

The Corporation's compensation programs are designed with a balanced approach aligned with its business strategy and risk profile. A number of compensation practices have been implemented to mitigate potential compensation policy risk. It is the Compensation Committee's view that the Corporation's 2017 compensation policies and practices did not promote excessive risk-taking that would be reasonably likely to have a material adverse effect on the Corporation, and that appropriate risk mitigation features are in place within the Corporation's compensation program. In reaching its opinion, the Compensation Committee reviewed key risk-mitigating features in the Corporation's compensation governance processes and compensation structure including the following:

30

Governance

Compensation Decision-Making Process

•

The Corporation has formalized compensation objectives to help guide compensation decisions and incentive design and to effectively support its pay-for-performance policy (see Compensation Discussion and Analysis — Compensation Objectives).

Non-binding Shareholder Advisory Vote on Executive Compensation	• The Corporation annually holds an advisory vote on executive compensation, allowing shareholders to express approval or disapproval of its approach to executive compensation.

Annual Review of Incentive Programs

•

Each year, the Corporation reviews and sets performance measures and targets for the CTI and for PSU grants under the Celestica Share Unit Plan ("CSUP") and the LTIP that are aligned with the business plan and the Corporation's risk profile to ensure continued relevance and applicability.

•

When new compensation programs are considered, they are stress-tested to ensure potential payouts would be reasonable within the context of the full range of performance outcomes. CEO compensation is stress-tested annually.

External Independent Compensation Advisor

•

On an ongoing basis, the Compensation Committee retains the services of an independent compensation advisor, to provide an external perspective as to marketplace changes and best practices related to compensation design, governance and compensation risk management.

Overlapping Committee Membership

•

All of the Corporation's independent directors sit on the Compensation Committee to provide continuity and to facilitate coordination between the Committee's and the Board's respective oversight responsibilities.

Compensation Program Design

Review of Incentive Programs

•

At appropriate intervals, Celestica conducts a review of its compensation strategy, including pay philosophy and program design, in light of business requirements, market practice and governance considerations.

Fixed versus Variable Compensation

•

For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (CTI and long-term, equity-based incentive plans).

•

The majority of the value of target variable compensation is delivered through grants under long-term, equity-based incentive plans which are subject to time and/or performance vesting requirements.

•

The mix of variable compensation provides a strong pay-for-performance relationship.

•

The NEO compensation package provides a competitive base level of compensation through salary, and mitigates the risk of encouraging the achievement of short-term goals at the expense of creating and sustaining long-term shareholder value, as NEOs benefit if shareholder value increases over the long-term.

"One-company" Annual Incentive Plan

•

Celestica's "one-company" annual incentive plan (the CTI) helps to mitigate risk-taking by tempering the results of any one business unit on Celestica's overall corporate performance, and aligning executives and employees in the various business units and regions with corporate goals.

Balance of Financial Performance Metrics as well as Absolute and Relative Performance Metrics

•

The CTI ensures a holistic assessment of performance with ultimate payout tied to measurable corporate financial metrics (for 2017, revenue, non-IFRS Operating Margin (as defined in footnote 2 to Table 14), and non-IFRS adjusted return on invested capital ("adjusted ROIC") (as defined in footnote 4 to Table 14)).

•

Individual performance is assessed based on business results, teamwork and key accomplishments, and market performance is captured through PSUs (which have vesting subject to both measurable corporate financial metrics and relative performance features) and RSUs.

31

Minimum Performance Requirements and Maximum Payout Caps

•

For 2017, two non-IFRS thresholds existed for any payout to occur under the CTI.

•

Additionally, target non-IFRS Operating Margin (as defined in footnote 2 to Table 14) must be achieved for other measures to pay above target.

•

Each of the CTI and PSU payouts have a maximum payout of two times target.

Share Ownership Requirement

•

The Corporation's share ownership guidelines require executives to hold a significant minimum amount of the Corporation's securities to help align their interests with those of shareholders' and the long-term performance of the Corporation.

•

This practice also mitigates against executives taking inappropriate or excessive risks to improve short-term performance at the expense of longer-term objectives.

•

In the event of the cessation of Mr. Mionis' employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date as set out in Mr. Mionis' amended CEO employment agreement effective August 1, 2016 (the "CEO Employment Agreement").

Anti-hedging and Anti-pledging Policy

•

Executives and directors are prohibited from entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation or purchasing securities of the Corporation on margin, borrowing against securities of the Corporation held in a margin account, or pledging Celestica securities as collateral for a loan.

"Clawback" Policy

•

A "clawback" policy provides for recoupment of incentive-based compensation from the CEO and CFO that was received during a specified period in the event of an accounting restatement due to material non-compliance with financial reporting requirements as a result of misconduct, as well as any profits realized from the sale of securities during such period (see — "Clawback" Provisions).

•

In addition, all longer-term incentive awards made to NEOs may be subject to recoupment if certain employment conditions are breached.

"Double Trigger"	• The LTIP and CSUP currently provide for change of control treatment for outstanding equity based on a "double trigger" requirement

Severance Protection	• NEOs' entitlements on termination without cause are in part contingent on complying with confidentiality, non-solicitation and non-competition obligations (two years).

Pay-For-Performance Analysis	• Periodic scenario testing of the executive compensation programs is conducted, including a pay-for-performance analysis.

Comparator Group

The Compensation Committee establishes salary, annual incentive and equity-based incentive awards with reference to the median of such elements for the Comparator Group, but is not bound to any target percentile for any element of compensation of the Comparator Group. The Comparator Group is comprised of a selection of the Corporation's competitors, major suppliers, customers, and other international technology companies that generally fall in the range of 50% to 200% of the Corporation's revenues and is approved annually by the Compensation Committee. The Compensation Committee also considers the Corporation's business objectives and its participation in global markets when approving the Comparator Group. While the Corporation is incorporated and headquartered in Canada, our business is global and we compete for executive talent worldwide with companies in the technology industry. Our global recruiting strategy has been evidenced by the fact that several of our executive officers were not recruited from Canada; and in fact, the Corporation's three most recent CEOs have come from the United States. There are no EMS competitor companies in the Comparator Group that are headquartered in Canada. For non-EMS companies, competitors of similar size and scope within Canada would not provide the desired global perspective. As a result, the determination of the Comparator Group is not bound by geographic limitations and instead includes a representation from a broad group of relevant companies which are publicly traded and against which the Corporation competes for executive leaders. Most of the companies in the current Comparator Group are based in the United States. The

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Comparator Group chosen in 2016 was used to establish 2017 executive compensation. In 2017, Lexmark International Inc. was acquired by another company and was subsequently removed from the Comparator Group. The Comparator Group chosen in 2017 to establish 2018 executive compensation was reviewed and approved by the Compensation Committee, and is set out in Table 11 below.

Table 11: Comparator Group(1)

Industry Company Name	2016 Annual Revenue (millions)	Industry Company Name	2016 Annual Revenue (millions)	Industry Company Name	2016 Annual Revenue (millions)
Electronic Manufacturing Services		Communications		Technology Hardware, Storage, Peripherals

Flex Ltd.	$24,419	Harris Corp.	$7,467	NCR Corp.	$6,543

Jabil Circuit, Inc.	$18,353	Juniper Networks, Inc.	$4,990	NetApp, Inc.	$5,546

Sanmina Corporation	$6,481	Motorola Solutions	$6,038

Benchmark	$2,310	Level 3 Communications	$8,172

Plexus Corp.	$2,556	ARRIS International	$6,829

Electronic Components		Diversified Markets		Semiconductor

Corning Inc.	$9,390	Agilent Technologies Inc.	$4,202	Applied Materials Inc.	$10,825

Amphenol Corporation	$6,286			Advanced Micro Devices Inc.	$4,272

				Lam Research	$5,886

				NVIDIA Corp.	$5,010

				Overall

				25th Percentile	$5,000
				50th Percentile	$6,286
				75th Percentile	$7,820
				Celestica Inc.	$6,017
				Percentile	44th percentile

(1)
All data was provided by the Compensation Consultant (sourced by it from Standard & Poor's Capital IQ), reflecting fiscal year 2016 revenue for each company, and is presented in U.S. dollars.

Additionally, broader market compensation survey data for other similarly-sized organizations provided by the Compensation Consultant is analyzed in accordance with a process approved by the Compensation Committee. The Compensation Committee considered such survey data, among other matters, in making compensation decisions. In addition to the survey data, proxy disclosure of the Comparator Group companies for the most recently completed fiscal year was considered when determining the compensation of the CEO and the other NEOs.

CFO Succession

Following the announcement by the Corporation of Mr. Myers' intention to leave the Corporation by the end of July 2017 to pursue an opportunity in another industry, the Board approved the CEO's recommendation for the appointment of Mandeep Chawla as the interim CFO effective May 23, 2017 with the intention of providing internal leadership continuity during the CFO search process. The Corporation undertook a comprehensive CFO search process that included both external and internal candidates, and engaged an executive search firm to help identify candidates for the successor CFO. CFO candidates were evaluated under a structured leadership assessment. Following the conclusion of the search and assessment, the Compensation Committee approved the appointment of Mr. Chawla as CFO on October 19, 2017 and the compensation package for his new role.

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Anti-Hedging and Anti-Pledging Policy

The Insider Trading Policy prohibits executives from, among other things, entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation. Accordingly, executive officers may not sell short the Corporation's securities, buy or sell put or call options on the Corporation's securities, or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which are designed to hedge or offset a decrease in market value of the Corporation's securities. Executive officers are also prohibited from purchasing the Corporation's securities on margin, borrowing against the Corporation's securities held in a margin account, or pledging the Corporation's securities as collateral for a loan. The directors of the Corporation also must comply with the provisions of the Insider Trading policy which prohibit hedging and/or pledging of the Corporation's securities.

"Clawback" Provisions

The Corporation is subject to the "clawback" provisions of the Sarbanes-Oxley Act of 2002. Accordingly, if the Corporation is required to restate financial results due to material non-compliance with financial reporting requirements as a result of misconduct, the CEO and CFO would be required to reimburse the Corporation for any bonuses or incentive-based compensation they had received during the 12-month period following the first public issuance or filing with the SEC (whichever is earlier) of a financial document embodying such financial reporting requirement, as well as any profits they had realized from the sale of securities of the Corporation during that 12-month period.

In addition, under the terms of the stock option grants and the PSU and RSU grants made under the LTIP and the CSUP, an NEO may be required by the Corporation to repay an amount equal to the market value of the shares (or in the case of options, the intrinsic value realized by the executive) at the time of release, net of taxes, if, within 12 months of the release date, the executive:

  •
  accepts employment with, or accepts an engagement to supply services, directly or indirectly to, a third party that is in competition with the Corporation or any of its subsidiaries; or

  •
  fails to comply with, or otherwise breaches, the terms and conditions of a confidentiality agreement or non-disclosure agreement with, or confidentiality obligations to, the Corporation or any of its subsidiaries; or

  •
  on his or her behalf or on another's behalf, directly or indirectly recruits, induces or solicits, or attempts to recruit, induce or solicit any current employee or other individual who is/was supplying services to the Corporation or any of its subsidiaries.

Executives who are terminated for cause also forfeit all unvested RSUs, PSUs and stock options as well as all vested and unexercised stock options.

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Compensation Elements for the Named Executive Officers

The compensation of the NEOs in 2017 was comprised of the following elements:

Elements	Rationale

Base Salary	Provides a fixed level of compensation intended to reflect the scope of an executive's responsibilities and level of experience and to reward sustained performance over time, as well as to approximate competitive base salary levels

Annual Cash Incentives	Aligns executive performance with the Corporation's annual goals and objectives

Equity-Based Incentives
• RSUs	Provides a strong incentive for long-term executive retention
• PSUs	Aligns executive's interests with shareholder interests and provides incentives for long-term performance

Benefits	Executives participate in company-wide benefit programs which are designed to help ensure the health and wellness of employees

Pension	Designed to assist executives in saving for their retirement

Perquisites	Perquisites are provided to executives on a case-by-case basis as considered appropriate and in the interests of the Corporation
Compensation Element Mix

In order to ensure that our executive compensation program is market competitive, we annually review the program design and pay levels of companies in the Comparator Group. We assess total target direct compensation (base salary, annual cash incentive and equity grants) as well as specific elements of compensation when reviewing market information relative to our executive compensation program. The Compensation Committee uses the median of the Comparator Group as a guideline when determining total target direct compensation but is not bound to any target percentile for any specific element of compensation. In addition to the Comparator Group, we also consider executive compensation relative to internal peers where responsibilities and experience vary. In determining appropriate positioning relative to the Comparator Group and internal peers, we utilize a multi-year approach for setting and transitioning target compensation for executives who are new in their role.

The at-risk portion of total compensation varies by role and executive level, but has the highest weighting at the most senior levels of management. CTI awards and certain equity-based incentive plan awards are contingent upon the Corporation's financial and operational performance and are therefore at-risk. With a significant portion of total target direct compensation delivered through variable compensation, the Corporation intends to continue to align NEO compensation with shareholder interests. The relative weighting of the compensation elements for the CEO and the other NEOs (average) for 2017 is set forth below.

Compensation Element Mix for CEO	Compensation Element Mix for Other NEOs (Average)

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Base Salary

The objective of base salary is to attract, reward and retain top talent. Base salaries for executive positions are determined with consideration given to the market median of the Comparator Group. Base salaries are reviewed annually and adjusted if appropriate, to reflect individual performance, relevant knowledge, experience and the executive's level of responsibility within the Corporation.

Celestica Team Incentive Plan

The objective of the CTI is to reward all eligible employees, including the NEOs, for the achievement of annual objectives. CTI awards for the NEOs are based on the achievement of pre-determined corporate and individual goals, and are paid in cash. Actual performance which impacts payouts can vary from 0% for performance below a threshold up to a maximum capped at 200% of the Target Award (defined below). Awards are determined in accordance with the following formula:

Target Award	The target award is calculated as each NEO's Eligible Earnings (i.e., base salary) multiplied by the Target Incentive (expressed as a percentage of base salary in the applicable plan year) (the "Target Award").
The maximum CTI payment is two times the Target Award.

CPF	The CPF is based on certain corporate financial targets (described for 2017 in more detail in Table 14 below) established at the beginning of the performance period and approved by the Compensation Committee and can vary from 0% to 200%.
The CPF must be greater than zero for an executive to be entitled to any CTI payment.
Actual results relative to the targets, as described above, determine the amount of the annual incentive and for 2017, were subject to the following parameters:
• a minimum corporate profitability threshold must be achieved for the CPF to exceed zero; and
• target non-IFRS Operating Margin (as defined in footnote 2 to Table 14) must be achieved for other measures to pay above target (collectively, the "CTI Parameters").
The CTI Parameters were set in addition to the CPF thresholds in order to ensure challenging limits reflective of our current business environment.

IPF	Individual contribution is recognized through the IPF component of the CTI. The IPF is determined through the annual performance review process and is based on an evaluation of the NEO's performance measured against specific criteria established at the beginning of each year. The criteria may include factors such as the NEO's individual performance relative to business results, teamwork and the executive's key accomplishments.

The IPF can adjust the executive's actual award by a factor of between 0.0x and 1.5x (reduced from 2.0x in 2016) depending on individual performance; however the CTI payment is subject to an overall maximum cap of 200% of the Target Award.

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Equity-Based Incentives

The Corporation's equity-based incentives for the NEOs consist of RSUs, PSUs and/or stock options. The objectives of equity-based compensation are to:

  •
  align the NEOs' interests with those of shareholders and incent appropriate behaviour for long-term performance;

  •
  reward the NEOs' contributions to the Corporation's long-term success; and

  •
  enable the Corporation to attract, motivate and retain qualified and experienced employees.

At the December or January meeting, as the case may be, the Compensation Committee determines the dollar value and mix of the equity-based grants to be awarded to the NEOs, if any. On the grant date, the dollar value is converted into the number of units that will be granted using the closing price of the SVS on the day prior to the grant. The annual grants are made following the blackout period that ends not less than 48 hours after the Corporation's year-end results have been released. The mix of equity based incentives is reviewed and approved by the Compensation Committee each year, and is based on factors including competitive grant practices, balance between performance incentive and retention value, and the effectiveness of each equity vehicle for motivating and retaining critical leaders.

Target equity-based incentives are determined using the median awards of the Comparator Group as a guideline; however, consideration is also given to individual performance and contribution when determining actual awards. In establishing the grant value of the annual equity awards for the NEOs, we start by assessing the median total target direct compensation of the Comparator Group. This data is then compared over a number of years for additional context and market trends. The Compensation Committee also considers individual performance, the need to retain experienced and talented leaders to execute the Corporation's business strategies and the executive's potential to contribute to long-term shareholder value. Also considered are the executive's role and responsibilities, internal equity and the level of previous long-term incentive awards. Once all of these factors are taken into consideration, the grant value of the annual equity-based awards for the NEOs is set.

The CEO has the discretion to issue equity-based awards throughout the year to attract new hires and to retain current employees within limits set by the Compensation Committee. The number of units available throughout the year for these grants is pre-approved by the Compensation Committee at the January meeting. Subject to the Corporation's blackout periods, these grants typically take place at the beginning of a month. Any such grants to NEOs must be reviewed with the Compensation Committee at the next meeting following such grant and typically are reviewed in advance with the Chair of the Compensation Committee. No such grants were made to NEOs for 2017, except for a one-time grant made to Mr. Myers in March 2017 in recognition of his role and accomplishments in 2016 (these equity awards were forfeited upon his resignation) and a one-time grant of 48,180 RSUs to Mr. Chawla in June 2017 in connection with his appointment as interim CFO.

  RSUs

NEOs may be granted RSUs under either the LTIP or the CSUP as part of the Corporation's annual equity grant. Such awards may be subject to vesting requirements, including time-based or other conditions as may be determined by the Compensation Committee in its discretion. RSUs granted by the Corporation generally vest in instalments of one-third per year, over three years. Each vested RSU entitles the holder to one SVS on the release date. The payout value of the award is based on the number of RSUs being released and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle RSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle RSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these the holder receives. See Compensation of Named Executive Officers — Equity Compensation Plans.

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  PSUs

NEOs may be granted PSUs under the LTIP or the CSUP as part of the Corporation's annual equity grant. The vesting of such awards requires the achievement of specified performance-based conditions over a specified time period, as determined by the Compensation Committee in its discretion. PSUs granted by the Corporation generally vest at the end of a three-year performance period subject to pre-determined performance criteria. Each vested PSU entitles the holder to receive one SVS on the applicable release date. The payout value of the award is based on the number of PSUs that vest (which ranges from 0% to 200% of the target amount granted) and the market price of the SVS at the time of release. The Corporation has the right under the CSUP to settle the PSUs in either cash or SVS. Under the LTIP, the Corporation may, at the time of grant, authorize grantees to settle PSUs either in cash or in SVS. Absent such permitted election, grants under the LTIP will be settled in SVS. If the Corporation has authorized a settlement in SVS or cash, the holder can choose which of these the holder receives. See Compensation of Named Executive Officers — Equity Compensation Plans.

  Stock Options

NEOs may be granted stock options under the LTIP. The exercise price of a stock option is the closing market price on the business day prior to the date of the grant. Stock options granted by the Corporation generally vest at a rate of 25% annually on each of the first four anniversaries of the date of grant and expire after a ten-year term. The LTIP is not an evergreen plan and no stock options have been re-priced.

Other Compensation

  Benefits

NEOs participate in the Corporation's health, dental, pension, life insurance and long-term disability programs. Benefit programs are determined with consideration given to market median levels in the local geographic region.

  Perquisites

Perquisites are provided to executives on a case-by-case basis as considered appropriate in the interests of the Corporation. NEOs are entitled to an annual comprehensive medical examination at a private health clinic. Where applicable, tax equalization is provided to NEOs as an integral part of the Corporation's Short Term Business Travel Program and is designed to maintain an individual's tax burden at approximately the same level it would have otherwise been had they remained in their home country. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from one year to the next and the net benefit may be positive or negative in the year. While the Corporation is incorporated and headquartered in Canada, our business is global and we compete for executive talent worldwide. As a result, we believe it is appropriate to make tax equalization payments in order to attract and retain non-Canadian executive officers with specific capabilities.

  Tax Deductibility of Executive Compensation for U.S. Tax Purposes

Prior to December 22, 2017, when the U.S. Tax Cuts and Jobs Act of 2017 (the "U.S. Tax Act") became law, Section 162(m) of the U.S. Internal Revenue Code, which did not apply to foreign private issuers, generally disallowed a tax deduction to public companies for compensation paid to specified executive officers in excess of $1 million per officer in any year that did not qualify as performance-based compensation. Pursuant to the U.S. Tax Act, however, foreign private issuers registered under Section 12 of the United States Securities Exchange Act of 1934, as amended (like the Corporation) have become subject to Section 162(m), to the extent they have U.S-based executive officers for which they take a deduction for U.S. tax purposes. Under the revisions to Section 162(m) implemented by the U.S. Tax Act, the performance-based exception has been repealed and the $1 million deduction limit now applies to anyone serving as the chief executive officer or the chief financial officer at any time during the taxable year and the top three other highest compensated executive officers serving at fiscal year-end (if relevant deductions for such executives are taken for U.S. tax purposes).

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The new rules generally apply to taxable years beginning after December 31, 2017, but do not apply to remuneration provided pursuant to a written binding contract in effect on November 2, 2017 that has not been modified in any material respect after that date. Because of ambiguities and uncertainties as to the scope of the foregoing exception, no assurance can be given that the compensation of our CEO and Mr. Lawless will be so exempted. In addition, the Corporation's executive compensation program had already been structured prior to the time that the U.S. Tax Act changes to Section 162(m) became effective. With respect to future periods, although the Compensation Committee intends to consider the potential tax deductibility of executive compensation under Section 162(m) for applicable executive officers, the primary goal of our compensation programs is to meet the objectives set forth in this Compensation Discussion and Analysis. Accordingly, the Compensation Committee reserves the right to use its business judgment to authorize compensation payments that may be subject to the Section 162(m) deduction limit if it believes such payments are appropriate and in the best interests of the Corporation and its shareholders.

2017 Compensation Decisions

Each element of compensation is considered independently of the other elements. However, the total package is reviewed to ensure that the achievement of target levels of corporate and individual performance will result in total compensation that is generally comparable to the median total compensation of the Comparator Group.

Base Salary

The following table sets forth the annual base salary for the NEOs for the years ended December 31, 2015 through December 31, 2017:

Table 12: NEO Base Salary Changes

NEO	Year	Salary ($)
Robert A. Mionis	2017	$950,000
	2016	$850,000
	2015	$850,000

Mandeep Chawla	2017	$450,000
	2016	$246,000
	2015	$185,111

Michael P. McCaughey	2017	$475,000
	2016	$475,000
	2015	$475,000

Jack Lawless	2017	$460,000
	2016	$410,000
	2015	$410,000

Elizabeth L. DelBianco	2017	$460,000
	2016	$460,000
	2015	$460,000

The base salaries for the NEOs were reviewed taking into account individual performance and experience, level of responsibility and median competitive data.

In January 2017, the Compensation Committee approved an increase in Mr. Mionis' annual base salary from $850,000 to $950,000 and an increase in Mr. Lawless' annual base salary from $410,000 to $460,000, effective April 1, 2017. These increases were made in order to better align their respective salaries to the median of the Comparator Group given their accomplishments during 2016, and were consistent with the Corporation's

39

multi-year approach for setting compensation for executives who are in a new role, and then transitioning such compensation to more competitive levels after a period where performance can be adequately assessed.

As interim CFO, Mr. Chawla's annual base salary did not change from his prior role; however, in recognition of his significantly expanded responsibilities, he received a one-time cash award of C$260,000 paid in two equal instalments during 2017. Upon his appointment as CFO, the Compensation Committee approved an annual base salary of $450,000 for Mr. Chawla. When setting the base salary for Mr. Chawla, the Compensation Committee considered his experience and the responsibilities and duties connected with the CFO position, as well as variable incentive compensation and median aggregate compensation. The Compensation Committee also reviewed salaries for CFOs within the Comparator Group, median competitive data and historical data concerning CFO base salaries at the Corporation.

Equity-Based Incentives

  Annual Equity Grant Reporting

In 2015, the Compensation Committee reviewed the Corporation's equity grant practices with the Compensation Consultant. Following the review, the Corporation revised its disclosure with respect to its annual equity grant to reflect that equity grants made in-year are granted with respect to the current and future year performance, rather than as a reward in respect of the most recently completed year. This change was made in order to reflect that annual equity grants are intended to incentivize future performance and further connect pay for performance, and also to ensure direct accountability for the long-term financial performance of the Corporation. The revised grant disclosure did not impact how annual equity grants made in 2015 or prior years were reported. However, RSUs and PSUs granted in 2016, which would previously have been reported as 2015 compensation for the NEOs, were instead reflected as part of 2016 compensation (the year of grant). See — NEO Equity Awards below.

  Equity Mix

The Compensation Committee determined that the mix of equity in respect of 2017 compensation would be comprised of RSUs (50% weight) and PSUs (50% weight), and that no stock options would be granted to NEOs. In reaching this decision, the Compensation Committee took into account competitive equity compensation trends and practices among the Corporation's Comparator Group and the Corporation's objective of attracting and retaining key talent to effectively execute its strategic business goals. See Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a general description of the process for determining the amounts of these awards and Key 2018 Executive Compensation Program Design Changes for a discussion of the changes to the equity mix that have been implemented for 2018.

  CFO Transition Equity Award

In recognition of Mr. Chawla's significantly expanded responsibilities upon his appointment as interim CFO, he received a one-time award of 48,180 RSUs on June 5, 2017 based on a share price of $14.01, which was the closing price of the SVS on the NYSE on June 2, 2017 (the last business day before the date of grant).

  NEO Equity Awards

Target equity based incentives were determined for the NEOs for 2017 with reference to the median awards of the Comparator Group. Consideration was also given to individual performance, the roles and responsibilities of the NEOs, retention value and market trends. The following table sets forth equity awards granted to the NEOs on January 31, 2017 as part of their 2017 compensation:

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Table 13: NEO Equity Awards

Name	RSUs (#)(1)	PSUs (#)(2)	Stock Options (#)	Value of Equity Award(3)
Robert A. Mionis	201,317	201,317	—	$5,500,000

Mandeep Chawla(4)	60,991	12,811	—	$1,025,000

Michael P. McCaughey	56,734	56,734	—	$1,550,000

Jack Lawless	54,904	54,904	—	$1,500,000

Elizabeth L. DelBianco	52,159	52,159	—	$1,425,000

(1)
Grants were based on a share price of $13.66, which was the closing price of the SVS on the NYSE on January 30, 2017 (the last business day before the date of grant).
(2)
Assumes achievement of 100% of target level performance.
(3)
Represents the aggregate grant date fair value of the RSUs and PSUs.
(4)
Represents: (i) the equity awards granted to Mr. Chawla during 2017 for his role as Senior Vice President, Finance of the Corporation, based on a share price of $13.66, the closing price of the SVS on the NYSE on January 30, 2017 (the last business day before the date of grant); and (ii) the one-time award of 48,180 RSUs granted on June 5, 2017 in recognition of Mr. Chawla's significantly expanded responsibilities upon his appointment as interim CFO, based on a share price of $14.01, the closing price of the SVS on the NYSE on June 2, 2017 (the last business day before the date of grant).

PSUs granted as set forth in the table above vest at the end of a three-year performance period subject to pre-determined performance criteria. For such awards, each NEO is granted a target number of PSUs. The number of PSUs that will actually vest ranges from 0% to 200% of the target amount granted and will be determined by Celestica's TSR and non-IFRS adjusted ROIC positioning relative to a comparator group selected by the Compensation Committee for each such purpose.

TSR measures the performance of a company's shares over time. It combines share price appreciation and dividends, if any, paid over the period to determine the total return to the shareholder expressed as a percentage of the initial investment. With respect to each TSR Comparator (as defined below), TSR is calculated as the change in share price over the three year performance period (plus any dividends paid in respect of the common shares of such TSR Comparator during the period) where the average of the daily closing share price for the month of December 2016 will be the beginning share price and the average of the daily closing price for the month of December 2019 will be the ending share price. The TSR of Celestica is calculated in the same manner in respect of the SVS (Celestica does not currently pay dividends).

For purposes of PSUs granted in 2017 that vest based on TSR performance, TSR will be measured relative to the information technology companies within the S&P 1500 Index as at January 1, 2017 with the addition of Flex Ltd., that remain publicly traded on an established U.S. stock exchange for the entire performance period (the "TSR Comparators"). The Compensation Committee, with advice from the Compensation Consultant, determined that this peer group provides reasonable market alignment and was appropriate given it is broadly representative of the U.S. technology sector and includes many of the Corporation's customers, suppliers, and competitors for talent. The Corporation's market capitalization is positioned around the median of the TSR Comparators.

For purposes of PSUs granted in 2017 that vest based on non-IFRS adjusted ROIC performance, the Corporation's non-IFRS adjusted ROIC will be measured against the adjusted ROIC of five direct competitors in the EMS industry chosen by the Compensation Committee (Benchmark Electronics, Inc., Flex Ltd., Jabil Circuit, Inc., Sanmina Corporation and Plexus Corp., collectively, the "ROIC Competitors") during the last year of the three-year vesting period. The Compensation Committee, with advice from the Compensation Consultant, determined that this peer group was appropriate for measuring relative adjusted ROIC.

Of the target number of PSUs granted to each NEO in respect of 2017 compensation, 60% will vest based on Celestica's TSR positioning and 40% will vest based on Celestica's non-IFRS adjusted ROIC ranking, each calculated as described below.

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The PSUs that vest based on Celestica's TSR positioning (as determined by the Corporation) will be determined as follows:

  •
  Celestica's TSR will be ranked against that of each of the TSR Comparators;

  •
  the percentage of PSUs that will vest and become payable on the applicable release date will correspond to Celestica's TSR position as set out in the table below;

  •
  Celestica's percentile position will be calculated by first arranging the TSR results from highest to lowest for all TSR Comparators, excluding Celestica, and calculating the percentile rank for each TSR Comparator. The percentage of PSUs that will vest and become payable on the release date with respect to Celestica's TSR positioning will be calculated by interpolating between the corresponding payout percentages immediately above and immediately below Celestica's percentile position as set out in the table below; and

  •
  if Celestica's TSR is less than 0%, then regardless of Celestica's TSR positioning amongst the TSR Comparators, the maximum number of PSUs that may vest and become payable on the applicable release date will be 100% of the target number issued.

Celestica's TSR Positioning	Percentage of target number that will vest

90th Percentile	200%
75th Percentile	175%
50th Percentile	100%
40th Percentile	75%
25th Percentile	50%
<25th Percentile	0%

The PSUs that vest based on Celestica's non-IFRS adjusted ROIC ranking among the ROIC Competitors (as determined by the Corporation) will be determined as follows:

Celestica's non-IFRS adjusted ROIC Ranking	Percentage of target number that will vest

Highest (First)	200%
Between Median and Highest	Prorated between 100% and 200%
Median (Average of third and fourth)	100%
Between Lowest and Median	Prorated between 0% and 100%
Lowest (Sixth)	0%

The RSUs vest ratably over a three year period, commencing on the first anniversary of the date of grant. The value of the RSUs granted on January 31, 2017 was determined at the January 2017 meeting of the Compensation Committee. The number of RSUs granted was determined using the closing price of the SVS on January 30, 2017 (the day prior to the date of grant) on the NYSE of $13.66.

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Annual Incentive Award (CTI)

  2017 Company Performance Factor

The CPF component of the CTI calculation for 2017 was based on the achievement by the Corporation of specified targets with respect to certain pre-selected financial measures as set forth in Table 14 below. These measures were approved by the Compensation Committee as they were determined to be aligned with the Corporation's key objectives of driving profitable growth, on both a "top line" and "bottom line" basis. Further, non-IFRS adjusted ROIC (as defined in footnote 4 to Table 14 below) was selected as a financial measure to encourage effective capital deployment and sustained, long-term value creation.

The 2017 financial targets were established at levels consistent with the Corporation's Annual Operating Plan for 2017, which was approved by the Board. As described above, no minimum CTI payments are guaranteed. Before the CPF was calculated, the Compensation Committee reviewed the CTI Parameters and determined that the minimum threshold requirements were met.

The CPF for 2017 was 83% based on the results in the following table:

Table 14: Company Performance Factor

Measure(1)	Weight	Threshold	Target	Maximum	Achieved Results	Weighted Achievement
Non-IFRS Operating Margin (adjusted EBIAT Margin)(2)	50%	2.8%	3.7%	4.6%	3.5%	43.6%

Revenue(3)	25%	$5,700M	$6,200M	$6,700M	$6,111M	21.6%

Non-IFRS adjusted ROIC(4)	25%	16%	21%	26%	19%	17.8%

CPF						83%

(1)
See "Non-IFRS measures" in Management's Discussion and Analysis for the Corporation's most recently completed financial year (available at www.sedar.com) or Item 5 of the Corporation's Annual Report on Form 20-F for the most recently completed financial year (available at www.sec.gov) for a discussion of, among other things, how non-IFRS operating margin (adjusted EBIAT Margin) and non-IFRS adjusted ROIC are calculated and used, as well as a reconciliation of such non-IFRS measures to the most directly comparable IFRS measures. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.
(2)
Non-IFRS Operating Margin is a non-IFRS measure calculated as non-IFRS operating earnings (adjusted EBIAT) divided by Revenue. "Adjusted EBIAT" is defined as earnings before interest and fees relating to the Corporation's credit facility, accounts receivable sales program, and a customer's supplier financing program, amortization of intangible assets (excluding computer software), income taxes and in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, including acquisition-related consulting, transaction, and integration costs (net of recoveries) and Toronto transition costs (recoveries), impairment charges, other charges relating to the Corporation's solar panel manufacturing business, and refund interest income with respect to amounts previously held on account with Canadian tax authorities. See footnote (1) above for information on where to find a discussion of the components of these measures, as well as a reconciliation of such measures to the most directly comparable IFRS measures.
(3)
Revenue means the Corporation's annual revenue.
(4)
Non-IFRS adjusted ROIC is a non-IFRS measure calculated by dividing non-IFRS adjusted EBIAT by average net invested capital, where average net invested capital consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable, using a five-point average to calculate average net invested capital for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital, however, this measure is not a measure defined under IFRS. See footnote (1) above for information on where to find a discussion of the components of this measure, as well as a reconciliation of such measure to the most directly comparable IFRS measure.

  2017 Individual Performance Factor

The IPF can increase an executive's CTI award by a factor of up to 1.5x (reduced from 2.0x in 2016) or reduce the CTI award to zero depending on individual performance (an IPF of less than 1.0 will result in a reduction of the CTI award otherwise payable). Notwithstanding the foregoing, CTI payments are subject to an overall maximum cap of 200% of the Target Award. The IPF is determined through the annual performance review process.

At the beginning of each year, the Compensation Committee and the CEO agree on performance goals for the CEO that are then approved by the Board. Goals for the other NEOs that align with the CEO's goals are then established and agreed to between the CEO and the respective NEOs. The performance of the CEO and the NEOs is measured against the established goals, but also contains subjective elements, such that criteria for, and the amount of, the IPF remains at the discretion of the Compensation Committee. However, the CPF must be greater than zero for an executive to be entitled to any CTI payment.

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In 2017, the NEOs' IPF goals were established at the beginning of the year. Once Mr. Chawla was appointed CFO, he worked with Mr. Myers, the Board and the Compensation Committee to effectively transition the role of CFO and transition-related IPF goals for the remainder of the year were set and approved by the Compensation Committee. Additional IPF goals were established by the Compensation Committee for Mr. Chawla, which were an extension of those set earlier in the year for Mr. Myers, with the addition of new goals. The IPF goals for other NEOs established at the beginning of 2017 were not adjusted during the transition period.

CEO

In assessing Mr. Mionis' individual performance, the Compensation Committee considers the Corporation's objectives and results achieved, personal performance objectives as determined annually, as well as other factors the Committee considers relevant to the role of CEO. Personal performance objectives measure achievements in the areas of growth, transformational capabilities, brand transformation, people, innovation, operational productivity and financial results, operational effectiveness and such other areas as are determined to merit particular focus in a given year. Key results which were considered in determining Mr. Mionis' IPF for 2017 are included below:

Objective	Metric	Result

Growth	Revenue	$6.1 billion in revenue for 2017, which was a 2% increase compared to $6.0 billion in revenue for 2016, and revenue of $1.95 billion from the Corporation's ATS end market, which was relatively flat compared to 2016 despite a 7% revenue decline due to the Corporation's exit from the solar panel manufacturing business

	Customer Satisfaction	Customer satisfaction, as measured by customer scorecards, exceeded objectives

Transform Capabilities	Develop ATS Capabilities	Continued progress in diversifying and growing our ATS revenue base

	Acceleration of ATS Growth	Execution on diversification plans (including the integration of Karel and the execution of an agreement to acquire Atrenne)

Celestica Brand	Revitalize Brand and Corporate Image	Successful external launch of new brand, including media campaign and shareholder events as well as commercial excellence deployment

People	HR Strategic Plan	Successful launch of Leadership Imperatives and completion of talent and succession plans

Other Financial Performance Measures	Various	Generally, 2017 results demonstrated stable performance compared to 2016, and were negatively impacted by cash flow performance, inventory performance and adverse CCS market dynamics.

While overall financial results for 2017 were below expectations, the Compensation Committee determined that Mr. Mionis continued to grow and diversify the Corporation's ATS revenue base during the year, and furthered his progress towards achieving broader strategic objectives in support of our longer-term transformational strategy. Under Mr. Mionis' leadership, the Celestica team has remained consistent in executing a strategy focused on growing our ATS business, while maintaining our strong and differentiated CCS business. Based on these achievements, the Compensation Committee and the Board believe that an IPF of 0.95 for 2017 for Mr. Mionis appropriately reflects his leadership in executing the Corporation's key strategic initiatives and will bolster our ability to deliver shareholder value over the long term. As a result of his 2017 IPF and the CPF for 2017, Mr. Mionis received less than his Target Award and therefore reduced his realized compensation for 2017.

44

Other NEOs

Each NEO has performance objectives that are assessed at year-end and objective measures that align with the targets for the CEO. The CEO undertakes an assessment of the NEO's contributions to the Corporation's results, including the CEO's assessment of each of the NEO's contributions as a part of the senior leadership team. Based on the CEO's assessment, the Compensation Committee considered each of the NEOs to have either substantially met expectations or exceeded expectations for 2017 based on his or her individual performance and contribution to corporate goals and objectives.

Factors considered in the evaluation of each NEO's IPF included the following:

Mr. Chawla	• Provided strong leadership and continuity during interim CFO role
• Effectively transitioned to CFO role
• Streamlined process and controls with respect to financial management reporting
• Launched new NCIB

Mr. McCaughey	• Drove new program wins in the Corporation's CCS business despite challenging end markets, with revenue from the Corporation's Communications end market growing 4% compared to 2016
• Steady growth in the Corporation's Joint Design and Manufacturing business, which represented 10% of its CCS sales in 2017
• Strong leadership and positive navigation through CCS market volatility

Mr. Lawless	• Pursued growth opportunities in the Corporation's ATS end market, including the integration of Karel and the execution of an agreement to acquire Atrenne
• Positive ATS performance on a year-over-year basis (excluding the impact of the loss of solar revenues)
• Improved ATS business management, including engineering capabilities, core account engagement and de-emphasis of underperforming businesses
• Grew the Corporation's ATS portfolio mix

Ms. DelBianco	• Effectively managed a number of initiatives across multiple areas including Legal, Compliance, Communications and Sustainability
• Led the Corporation's successful brand refresh, driving innovation and delivering value in support of Celestica's commitment to delivering bold solutions to its customers
• Strong support for significant corporate transactions
• Key advisor on strategic initiatives

45

  Target Award

The following table sets forth information with respect to the potential and actual awards under the CTI for participating NEOs during 2017 (other than Mr. Myers, who was not eligible for a CTI award as a result of his departure from the Corporation during 2017):

Table 15: 2017 CTI Awards

Name	Target Incentive %(1)	Potential Award for Below Threshold Performance	Potential Award for Threshold Performance	Potential Award for Target Performance	Potential Maximum Award	Amount Awarded		% of Base Salary
Robert A. Mionis(2)	125%	$0	$289,170	$1,156,678	$2,313,356	$912,041		99%

Mandeep Chawla(2)	80%	$0	$46,017	$184,067	$368,134	$158,915	(3)	55%

Michael P. McCaughey	80%	$0	$95,000	$380,000	$760,000	$299,630		63%

Jack Lawless(2)	80%	$0	$89,534	$358,137	$716,274	$297,254		66%

Elizabeth L. DelBianco	80%	$0	$92,000	$368,000	$736,000	$335,984		73%

(1)
The Target Incentive for each of Messrs. Mionis, McCaughey and Lawless and Ms. DelBianco was not changed from 2016. Mr. Chawla's Target Incentive increased from 60% to 80% upon his appointment as CFO effective October 19, 2017.
(2)
As Messrs. Mionis, Chawla and Lawless' salaries varied during 2017, each of their Target Awards is equal to their Target Incentive multiplied by the prorated amount of their annualized salaries in respect of 2017.
(3)
Amounts in this column for Mr. Chawla for 2017 do not include the one-time cash award of C$260,000 paid to him in 2017 (in two equal instalments) in connection with his appointment as interim CFO, which was not a CTI incentive payment.

Realized and Realizable Compensation

  CEO Realized and Realizable Compensation

The following table is a look back at CEO compensation that compares the total target direct compensation awarded for each year of Mr. Mionis' employment to the realized and realizable compensation in each year. Mr. Mionis was appointed as President and CEO effective August 1, 2015 and therefore received compensation for five months in 2015. The total target direct compensation value represents Mr. Mionis' salary, target CTI and the target value of share-based awards. The realized and realizable value shows the total compensation with long-term incentives at vest date value or if the vest date is after December 31, 2017, at the December 29, 2017 fair value of $10.48 per share.

Table 16: CEO Realized and Realizable Compensation

	2015	2016	2017
Total Target Direct Compensation	$2,200,879	$6,912,500	$7,582,021

Realized and Realizable Compensation	$710,325	$8,153,342	$6,056,982
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  NEO Realized and Realizable Compensation

The following graph compares the six year trend in the Corporation's TSR versus compensation for the NEOs as reported in each year's management information circular. The comparison demonstrates the difference between total target direct compensation and the realized and realizable compensation related to each year. The total target direct compensation value represents salary, target CTI and the target value of share-based awards (RSUs and PSUs) and option awards (if applicable) for all NEOs reported in the Corporation's management information circular each year. The realized and realizable value shows the total compensation with long-term incentives at vest date value or if the vest date is after December 31, 2017, at the December 29, 2017 fair value of $10.48 per share. This look back at compensation demonstrates the comparison between actual pay and total target compensation intended at the time of granting. The difference between total target direct compensation and realized and realizable pay was impacted by the performance of the SVS as well as the performance measures of the CTI, long-term incentive plans and changes in the reported NEOs in applicable years.

Both total target direct compensation and realized and realizable compensation have generally trended in line with Celestica's annual TSR. In 2017, our TSR was negatively impacted by the highly competitive environment and market volatility. While TSR is an important element for measuring the Corporation's performance, we also assess our performance based on various other measures, including revenue, non-IFRS Operating Margin and non-IFRS adjusted ROIC, and utilize such other measures in aligning our pay for performance. We are also measuring our performance against how well we have achieved our objectives through a complex and necessary business transformation strategy designed to diversify the Corporation's business and drive more sustainable, long-term revenue and profitable growth.

Table 17: NEOs Realized and Realizable Compensation

	2012	2013	2014	2015	2016	2017
Celestica Total Shareholder Return (1 year)	11%	28%	13%	–6%	7%	–12%

Total Target Direct Compensation	$15,579,039	$16,977,285	$17,095,810	$8,727,784	$16,375,500	$16,088,075

Realized and Realizable Compensation	$13,635,885	$18,773,929	$15,606,638	$7,405,193	$17,403,572	$13,225,671
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Key 2018 Executive Compensation Program Design Changes

A comprehensive review of our incentive plans was undertaken in 2017 in light of the Corporation's long-term strategic plan and recent organizational design changes. The Compensation Committee approved the following design changes to the Corporation's incentive plans which have been implemented for 2018 compensation:

  •
  the mix of equity will be comprised of 40% RSUs and 60% PSUs (it was previously comprised of 50% RSUs and 50% PSUs);

  •
  elimination of non-IFRS ROIC as a performance measure from the CPF of the CTI;

  •
  50% of the CPF will be based on the achievement of specified revenue goals and 50% of the CPF will be based on the achievement of specified non-IFRS Operating Margin goals; and

  •
  the number of PSUs that will actually vest will continue to range from 0% to 200% of the target number granted and will be primarily based on the Corporation's non-IFRS Operating Margin ("EBIAT Result") in the final year of the three-year performance period, and then modified by the Corporation's non-IFRS adjusted ROIC ("ROIC Factor") and relative TSR achievements ("TSR Factor") over the performance period in accordance with the following formula:

Percentage payout based on EBIAT Result

Total PSU Vesting Percentage	+/– 0% or 25% based on ROIC Factor

+/– 0% to 25% based on TSR Factor

These changes are designed to further improve the alignment of the incentive-based compensation of our executives with the Corporation's strategic path forward and pay-for-performance objectives, and also promote long-term shareholder value. In particular, with respect to the greater emphasis on non-IFRS Operating Margin as a performance measure for payouts under the CPF of the CTI, and introduction of this measure as the primary vesting criteria for our PSUs, we believe that this shift strongly correlates with our current focus on margin improvement across all of our businesses. We believe that maintaining close alignment between our strategic objectives and our executive incentive compensation programs demonstrates our commitment to a pay-for-performance philosophy, which commitment requires adjustment to our performance criteria from time to time as our business goals and objectives evolve. Similarly, our decision to shift our equity grants to include a larger percentage of PSUs than RSUs also demonstrates this commitment, as PSUs are tied to current business performance objectives, and unlike RSUs, do not vest merely upon the passage of time. We eliminated the comparative nature of non-IFRS adjusted ROIC performance from our PSU vesting calculation as we believe our own results over the relevant period will represent a more meaningful measure of our financial performance. The decision to approve these incentive plan design changes was made after consultation with management and the Compensation Consultant. In reaching this decision, the Compensation Committee took into account competitive trends and practices as well as the Corporation's focus on retaining key leaders to effectively execute our strategic business goals.

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COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the compensation of the NEOs for the financial years ended December 31, 2015 through December 31, 2017.

Table 18: Summary Compensation Table

					Non-equity Incentive Plan Compensation

Name & Principal Position	Year	Salary ($)	Share- based Awards ($)(1)(2)	Option- based Awards ($)(3)	Annual Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compensation ($)(6)	Total Compensation ($)
Robert A. Mionis(7) President and Chief Executive Officer	2017 2016 2015	$925,342 $850,000 $356,301	$5,500,000 $5,000,000 —	— — $1,399,202	$912,041 $1,227,188 $325,125	$155,821 $141,262 $28,413	$721,898 $265,623 $872,388	$8,215,102 $7,484,073 $2,981,429

Mandeep Chawla(8) Chief Financial Officer	2017 2016 2015	$287,359 $210,196 $180,961	$1,025,000 $285,000 —	— — —	$359,161 $103,966 $55,483	$47,234 $21,008 $20,035	$493 $48 $49	$1,719,247 $620,218 $256,528

Darren G. Myers(9) Former Chief Financial Officer	2017 2016 2015	$307,123 $500,000 $500,000	$1,900,000 $1,600,000 $750,000	— — —	— $603,750 $419,750	$75,017 $72,275 $75,307	$2,999 $3,438 $1,218	$2,285,139 $2,779,463 $1,746,275

Michael P. McCaughey	2017	$475,000	$1,550,000	—	$299,630	$78,586	$6,201	$2,409,417
President, CCS	2016	$475,000	$1,550,000	—	$498,750	$62,510	$1,018	$2,587,278
	2015	$475,000	$750,000	—	$319,010	$64,711	$1,054	$1,609,775

Jack Lawless(10) President, ATS	2017 2016 2015	$447,671 $410,000 $103,342	$1,500,000 $1,350,000 —	— — —	$297,254 $447,720 $82,674	$52,975 $31,914 $4,888	$34,522 $2,738 $1,407	$2,332,422 $2,242,372 $192,311

Elizabeth L. DelBianco	2017	$460,000	$1,425,000	—	$335,984	$71,571	$3,817	$2,296,372
Chief Legal and Administrative	2016	$460,000	$1,425,000	—	$444,360	$57,428	$3,532	$2,390,320
Officer	2015	$460,000	$750,000	—	$268,640	$65,509	$1,316	$1,545,465

(1)
All amounts in this column represent the grant date fair value of share-based awards. Amounts in this column for 2017 represent: (i) RSU and PSU grants made on January 31, 2017 to all NEOs; (ii) for Mr. Chawla, includes the additional one-time RSU grant made on June 5, 2017; and (iii) for Mr. Myers, includes the additional one-time PSU grant made on March 6, 2017. Grants were based on a share price of $13.66, which was the closing price of the SVS on the NYSE on January 30, 2017 (the day prior to the date of the grant), except for the one-time additional grants made to Messrs. Chawla and Myers, which were based on a share price of $14.01 and $13.56, respectively, which was the closing price of the SVS on the NYSE on June 2, 2017 and March 3, 2017 (the last business days prior to the respective dates of grant). Amounts in this column for 2016 represent RSU and PSU grants made on February 1, 2016 under the CSUP. Grants were based on a share price of $9.06, which was the closing price of the SVS on the NYSE on January 29, 2016 (the day prior to the date of grant). See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Equity-Based Incentives for a description of the process followed in determining the grants for 2017, and see Compensation Discussion and Analysis — 2017 Compensation Decisions — Equity-Based Incentives for a description of the vesting terms of the RSU and PSU awards. Amounts in this column for 2015 represent RSUs granted as special equity awards on April 30, 2015 to the executive team in connection with the transition of the Corporation's CEO. Grants were based on a share price of $12.18, which was the closing price of the SVS on the NYSE on April 29, 2015 (the day prior to the date of grant). As described above, commencing with the annual equity grants made in 2016, grants made in-year are reported for such year rather than the most recently completed year.
(2)
The estimated accounting fair value of the share-based awards is calculated using the market price of SVS as defined under each of the plans and various fair value pricing models. The grant date fair value of the RSU portion of the share-based awards in Table 18 is the same as the accounting fair value of such awards. The accounting fair values for the PSU portion of the 2016 and 2017 share-based awards reflects various assumptions as to estimated vesting for such awards in accordance with applicable accounting standards. The grant date fair value for the PSU portion of the share-based awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the grant dates based on an assumption of the vesting of 100% of the target number of PSUs granted. The accounting fair value for these NEOs assumed a zero forfeiture rate for all equity-based awards. 60% of the PSUs granted with respect to 2016 and 2017 performance vest depending on the level of achievement of a market
49

  performance condition, TSR, over a three-year period relative to the TSR of a pre-defined comparator group. The comparator group was based on the S&P 1500 Technology Index for each of 2016 and 2017 with the addition of Flex Ltd., and which remain publicly traded on an established U.S. stock exchange for the entire performance period. The cost the Corporation records for the PSUs that vest based on TSR performance is determined using a Monte Carlo simulation model. The number of awards expected to be earned is factored into the grant date Monte Carlo valuation for the award. The grant date fair value is not subsequently adjusted regardless of the eventual number of awards that are earned based on the market performance condition. 40% of the PSUs granted vest depending on the level of achievement of non-IFRS adjusted ROIC (a non-market performance condition), in the final year of a three-year vesting period, based on Celestica's non-IFRS adjusted ROIC relative to the non-IFRS adjusted ROIC of a pre-determined EMS competitor group (in each case as determined by the Corporation). The cost the Corporation records for PSUs that will vest based on non-IFRS adjusted ROIC performance is determined based on the market value of SVS at the time of grant, and such cost may be adjusted (usually during the last year of the three-year performance period) based on management's estimate of the relative level of achievement of non-IFRS adjusted ROIC, as outlined above. All unvested equity awards granted to Mr. Myers were forfeited upon his resignation effective July 31, 2017.

(3)
Amounts in this column for 2015 represent the grant date fair value special sign-on grant of stock options under the LTIP granted to Mr. Mionis on August 1, 2015 in connection with his appointment as President and CEO. There were no other stock options granted to the NEOs with respect to 2015, 2016 or 2017 performance.
(4)
Amounts in this column represent CTI incentive payments made to NEOs. See Compensation Discussion and Analysis — Compensation Elements for the Named Executive Officers — Celestica Team Incentive Plan for a description of the plan. Amounts in this column for Mr. Chawla for 2017 also include the one-time cash award of C$260,000 paid to him (in two equal instalments) in connection with his appointment as interim CFO.
(5)
Amounts in this column represent Celestica's contributions to defined contribution pension plans on behalf of the NEOs. Pension values for Mr. Mionis are reported in U.S. dollars. For 2017, his pension values include $155,821 in U.S. dollars representing the pension value from the U.S. pension plans. For 2016, his pension values include $8,088 in U.S. dollars representing the pension value from the U.S. pension plans and $133,174 having been converted from Canadian dollars representing the pension value from the Canadian Pension Plans (as defined below). See Pension Plans for a full description of the plans Mr. Mionis participated in during 2017. Pension values for Messrs. Myers, McCaughey and Lawless and Ms. DelBianco are reported in U.S. dollars, having been converted from Canadian dollars. Amounts were converted to U.S. dollars at the average exchange rate for 2017 of $1.00 equals C$1.2984.
(6)
Amounts in this column for Mr. Mionis represent amounts for items provided for under the CEO Employment Agreement, which for 2017 consisted of tax equalization payments of $624,011, housing expenses of $73,669 while in Canada, group life insurance premiums of $1,177, a 401(k) contribution of $16,200, travel expenses between Toronto and Arizona of $4,346, a tax preparation fee of $500 and the cost of a comprehensive medical exam at a private health clinic of $1,995. For 2016, the amount in this column for Mr. Mionis consisted of tax equalization payments of $124,548, housing expenses of $75,916 while in Canada, group life insurance premiums of $1,089, a 401(k) contribution of $10,298, travel expenses between Toronto and Arizona of $28,795, tax preparation fees of $23,168 and the cost of a comprehensive medical exam at a private health clinic of $1,809; and for 2015 included the Contractual Payment. Amounts in this column for Mr. Lawless for 2017 consisted of tax equalization payments of $17,610 and a 401(k) contribution of $16,200. In accordance with the Corporation's Short Term Business Travel Program, the Compensation Committee approved tax equalization payments for Messrs. Mionis and Lawless in order to cover taxes on their compensation in excess of the taxes they would have incurred in the United States. Due largely to variables such as timing and tax rate differences between Canada and the U.S., tax equalization amounts may vary from one year to the next and the net benefit may be positive or negative in the year. While the Corporation is incorporated and headquartered in Canada, our business is global and we compete for executive talent worldwide. As a result, we believe it is appropriate to make tax equalization payments in order to attract and retain non-Canadian executive officers with specific capabilities.
(7)
Mr. Mionis was appointed as President and CEO of the Corporation and as a member of the Board, effective August 1, 2015 and accordingly, annualized amounts for 2015 were pro-rated to reflect actual compensation paid, awarded or earned. In January 2017, the Compensation Committee approved an increase in Mr. Mionis' annual base salary from $850,000 to $950,000 effective April 1, 2017 in order to align his salary to the median of the Corporation's competitive benchmark. As such, annualized amounts for 2017 were pro-rated to reflect actual compensation paid, awarded or earned.
(8)
Mr. Chawla was appointed as interim CFO of the Corporation effective May 23, 2017 and CFO of the Corporation effective October 19, 2017 and, accordingly, annualized amounts for 2017 have been pro-rated to reflect actual compensation paid, awarded or earned.
(9)
Mr. Myers resigned as CFO of the Corporation effective July 31, 2017. See Termination of Employment and Change in Control Arrangements with Named Executive Officers — Arrangements Regarding Resignation of Former CFO.
(10)
Mr. Lawless joined the Corporation effective October 1, 2015. As such, annualized amounts for 2015 were pro-rated to reflect actual compensation paid, awarded or earned. In January 2017, the Compensation Committee approved an increase in Mr. Lawless' annual base salary from $410,000 to $460,000 effective April 1, 2017 in order to align his salary to the median of the Corporation's competitive benchmark. As such, annualized amounts for 2017 were pro-rated to reflect actual compensation paid, awarded or earned.
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Option-Based and Share-Based Awards

The following table provides details of each stock option grant outstanding (vested and unvested) and the aggregate number of unvested share-based awards for each of the NEOs as of December 31, 2017.

Table 19: Outstanding Option-Based and Share-Based Awards(1)

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(2)	Number of Shares or Units that have not Vested (#)(3)	Payout Value of Share-Based Awards that have not Vested at Minimum ($)(4)	Payout Value of Share-Based Awards that have not Vested at Target ($)(4)	Payout Value of Share-Based Awards that have not Vested at Maximum ($)(4)	Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Robert A. Mionis
Aug. 1, 2015	298,954	C$17.52	Aug. 1, 2025	—	—	—	—	—	—
Feb. 1, 2016	—	—	—	—	459,897	$1,867,360	$4,668,394	$7,469,428	—
Jan. 31, 2017	—	—	—	—	402,634	$2,109,802	$4,219,604	$6,329,406	—
Total	298,954	—	—	—	862,531	$3,977,162	$8,887,998	$13,798,834	—

Mandeep Chawla
Jan. 23, 2015	—	—	—	—	7,750	$0	$78,670	$157,340	—
Feb. 1, 2016	—	—	—	—	17,015	$69,087	$172,718	$276,350	—
Aug. 1, 2016	—	—	—	—	9,025	$91,612	$91,612	$91,612	—
Jan. 31, 2017	—	—	—	—	25,622	$130,044	$260,088	$390,132	—
Jun. 5, 2017	—	—	—	—	48,180	$489,073	$489,073	$489,073	—
Total	—	—	—	—	107,592	$779,816	$1,092,161	$1,404.507	—

Darren G. Myers(5)	—	—	—	—	—	—	—	—	—

Michael P. McCaughey
Jan. 23, 2015	—	—	—	—	66,430	$0	$674,328	$1,348,656	—
Feb. 1, 2016	—	—	—	—	142,567	$578,879	$1,447,191	$2,315,504	—
Jan. 31, 2017	—	—	—	—	113,468	$575,904	$1,151,809	$1,727,713	—
Total	—	—	—	—	322,465	$1,154,783	$3,273,328	$5,391,873	—

Jack Lawless
Feb. 1, 2016	—	—	—	—	124,172	$520,531	$1,301,323	$2,082,114	—
Jan. 31, 2017	—	—	—	—	109,808	$575,394	$1,150,788	$1,726,182	—
Total	—	—	—	—	233,980	$1,095,925	$2,452,111	$3,808,296	—

Elizabeth L. DelBianco
Jan. 31, 2012	22,742	C$8.26	Jan. 31, 2022	$86,176	—	—	—	—	—
Jan. 28, 2013	47,762	C$8.29	Jan. 28, 2023	$179,880	—	—	—	—	—
Jan. 23, 2015	—	—	—	—	63,108	—	$640,606	$1,281,213	—
Feb. 1, 2016	—	—	—	—	131,070	$532,194	$1,330,486	$2,128,777	—
Jan. 31, 2017	—	—		—	104,318	$529,464	$1,058,927	$1,588,391	—
Total	70,504	—	—	$266,056	298,496	$1,061,658	$3,030,019	$4,998,381	—

(1)
See Compensation Discussion and Analysis — 2017 Compensation Decisions — Equity-Based Incentives for a discussion of the equity grants.
(2)
The value of unexercised in-the-money stock options was determined using a share price of C$13.18, which was the closing price of the SVS on the TSX on December 29, 2017, converted to U.S. dollars at the average exchange rate for 2017 of $1.00 equals C$1.2984.
(3)
Includes unvested RSUs, as well as PSUs assuming achievement of 100% of target level performance.
(4)
Payout values at minimum vesting include the value of RSUs only, as the minimum value of PSUs would be $0.00 if the minimum performance condition is not met. Payout value at target vesting is determined assuming vesting of 100% of the target number of PSUs granted and payout values at maximum vesting is determined assuming vesting of 200% of the target number of PSUs granted. Payout values for Messrs. Chawla and McCaughey and Ms. DelBianco and the February 1, 2016 grants for Mr. Mionis were determined using a share price of C$13.18, which was the closing price of the SVS on the TSX on December 29, 2017, converted to U.S. dollars at the average exchange rate for 2017 of $1.00 equals C$1.2984. Payout values for Mr. Lawless and the payout value for Mr. Mionis' January 31, 2017 grant were determined using a share price of $10.48, which was the closing price of the SVS on the NYSE on December 29, 2017.
(5)
Mr. Myers resigned as CFO of the Corporation effective July 31, 2017. See Termination of Employment and Change in Control Arrangements with Named Executive Officers — Arrangements Regarding Resignation of Former CFO.
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The following table provides details for each NEO of the value of option-based and share-based awards that vested during 2017 and the value of annual incentive awards earned in respect of 2017 performance.

Table 20: Incentive Plan Awards — Value Vested or Earned in 2017

Name	Option-based Awards — Value Vested During the Year ($)(1)	Share-based Awards — Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation — Value Earned During the Year ($)(3)
Robert A. Mionis	—	$1,258,123	$912,041

Mandeep Chawla	—	$209,320	$359,161

Darren G. Myers	$199,609	$2,568,601	—

Michael P. McCaughey	$186,301	$2,707,679	$299,630

Jack Lawless	—	$338,487	$297,254

Elizabeth L. DelBianco	$189,628	$2,606,463	$335,984

(1)
Amounts in this column and in the sub-tables within this footnote reflect the value of stock options that vested in 2017 and were in-the-money on the vesting date.

  Stock options for Messrs. Myers and McCaughey and Ms. DelBianco vested as follows:

Vesting Date	Exercise Price	Closing Price on TSX of SVS on Vesting Date
January 28, 2017	$8.29	$18.60
(2)
Amounts in this column reflect share-based awards that were released in 2017. Share-based awards were released for Messrs. Mionis, Myers and McCaughey, and Ms. DelBianco based on the price of the SVS on the TSX as follows:

Type of Award	Vesting Date	Price
RSU	January 23, 2017	$16.05

RSU	February 1, 2017	$17.76

PSU	February 4, 2017	$17.82

RSU	April 30, 2017	$19.45

RSU	December 1, 2017	$13.45

  All of the preceding values were converted to U.S. dollars from Canadian dollars at the average exchange rate for 2017 of $1.00 equals C$1.2984. The Corporation's TSR (determinative for 60% of such PSUs) ranked 6th among the TSR Comparators, resulting in zero achievement and the Corporation's non-IFRS adjusted ROIC (determinative for 40% of such PSUs) ranked 1st among the ROIC Competitors resulting in 200% achievement for an overall vesting level of 80%, i.e. ((60% * 0%) + (40% * 200%)).

(3)
Consists of payments under the CTI made on February 9, 2018 in respect of 2017 performance. For Mr. Chawla, also includes the one-time cash award of C$260,000 paid to him (in two equal instalments) in connection with his appointment as interim CFO. See Compensation Discussion and Analysis — 2017 Compensation Decisions — Annual Incentive Award — Target Award. These are the same amounts as disclosed in Table 18 under the column "Non-equity Incentive Plan Compensation — Annual Incentive Plans".

The following table sets out the gains realized by NEOs from exercising stock options in 2017.

Table 21: Gains Realized by NEOs from Exercising Options

Name	Amount
Robert A. Mionis	—

Mandeep Chawla	—

Darren G. Myers	$938,540

Michael P. McCaughey	$177,803

Jack Lawless	—

Elizabeth L. DelBianco	$249,120

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Securities Authorized for Issuance Under Equity Compensation Plans

Table 22: Equity Compensation Plans as at December 31, 2017

Plan Category		Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1) (#)
Equity Compensation Plans	LTIP (Options)	394,458	$6.51/C$15.68	N/A(2)

Approved by Securityholders	LTIP (RSUs)	1,709,441	N/A	N/A(2)

	LTIP (PSUs)(3)	2,819,368	N/A	N/A(2)

	Total(4)	4,923,267	$6.51/C$15.68	7,440,033

(1)
Excluding securities that may be issued upon exercise of outstanding stock options, warrants and rights.
(2)
The LTIP provides for a maximum number of securities that may be issued from treasury, but does not provide separate maximums for each type of award thereunder.
(3)
Assumes the maximum payout for all outstanding PSUs (200% of target).
(4)
The total number of securities issuable upon the exercise/settlement of outstanding grants under all equity compensation plans approved by shareholders represents 3.471% of the total number of outstanding shares at December 31, 2017 (LTIP (Options) — 0.278%; LTIP (RSUs) — 1.205%; and LTIP (PSUs) — 1.988%).

Equity Compensation Plans

Long-Term Incentive Plan

The LTIP (which was approved by the Corporation's shareholders) is the only securities-based compensation plan providing for the issuance of securities from treasury under which grants have been made and continue to be made by the Corporation since the company was listed on the TSX and the NYSE. Under the LTIP, the Board of Directors may in its discretion from time to time grant stock options, share units (in the form of RSUs and PSUs) and stock appreciation rights ("SARs") to employees and consultants of the Corporation and affiliated entities.

Up to 29,000,000 SVS may be issued from treasury pursuant to the LTIP. The number of SVS that may be issued from treasury under the LTIP to directors is limited to 2,000,000; however, the Corporation decided in 2004 that stock option grants under the LTIP would no longer be made to directors. Under the LTIP, as of February 14, 2018, 17,677,070 SVS have been issued from treasury, 372,458 SVS are issuable under outstanding stock options, 1,049,632 SVS are issuable under outstanding RSUs, and 738,154 SVS are issuable under outstanding PSUs assuming vesting at 100% of target (1,476,308 SVS are issuable under outstanding PSUs assuming vesting at 200% of target). Accordingly, as of February 14, 2018, 11,322,930 SVS are reserved for issuance from treasury pursuant to current and potential future grants of securities-based compensation under the LTIP (including PSUs assuming vesting at 100% of target). In addition, the Corporation may satisfy obligations under the LTIP by acquiring SVS in the open market.

As of February 14, 2018, the Corporation had a "gross overhang" of 7.3% under the LTIP. "Gross overhang" refers to the total number of shares reserved for issuance from treasury under equity plans at any given time relative to the total number of shares outstanding, including shares reserved for outstanding stock options, RSUs and PSUs (assuming vesting at 100% of target). The Corporation's "net overhang" (i.e. the total number of shares that have been reserved for issuance from treasury to satisfy outstanding equity grants to employees relative to the total number of shares outstanding) was 1.5% (including PSUs assuming vesting at 100% of target).

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As of December 31, 2017, the Corporation had an "overhang" for stock options of 5.53%, representing the number of shares reserved for outstanding stock options as at such date, together with shares reserved for potential future grants of stock options, relative to the total number of shares outstanding as at such date.

The Corporation had a "burn rate" for the LTIP for each of the years 2017, 2016 and 2015 of 1.6%, 0.5%, and 0.9%, respectively. "Burn rate" is calculated by dividing the number of awards granted during the applicable year (including the target amount of PSUs granted), by the weighted average number of securities outstanding for the applicable year.

The LTIP limits the number of SVS that may be (a) reserved for issuance to insiders (as defined under TSX rules for this purpose), and (b) issued within a one-year period to insiders pursuant to stock options, rights or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related plan of the Corporation or stock options for services granted by the Corporation, in each case to 10% of the aggregate issued and outstanding SVS and MVS of the Corporation. The LTIP also limits the number of SVS that may be reserved for issuance to any one participant pursuant to stock options, SARs or share units granted pursuant to the LTIP, together with SVS reserved for issuance under any other employee-related equity plan of the Corporation or stock options for services granted by the Corporation, to 5% of the aggregate issued and outstanding SVS and MVS.

Vested stock options issued under the LTIP may be exercised during a period determined as provided in the LTIP, which may not exceed ten years. The LTIP also provides that, unless otherwise determined by the Board of Directors, stock options will terminate within specified time periods following the termination of employment of an eligible participant with the Corporation or affiliated entities, including in connection with a change of control. The exercise price for stock options issued under the LTIP is the closing price for SVS on the last business day prior to the grant. The TSX closing price is used for Canadian employees and the NYSE closing price is used for all other employees. The exercise of stock options may be subject to vesting conditions, including specific time schedules for vesting and performance-based conditions such as share price and financial results. The grant of stock options to, or exercise of stock options by, an eligible participant may also be subject to certain share ownership requirements.

The interest of any participant under the LTIP is generally not transferable or assignable. However, the LTIP does provide that a participant may assign his or her rights to a spouse, or a personal holding company or family trust controlled by the participant, of which any combination of the participant, the participant's spouse, minor children or grandchildren are shareholders or beneficiaries, as applicable.

Under the LTIP, eligible participants may be granted SARs, a right to receive a cash amount equal to the amount, if any, by which the market price of the SVS at the time of exercise of the SAR exceeds the market price of the SVS at the time of the grant. The market price used for this purpose is the weighted average price for SVS during the five trading days preceding the date of determination. The TSX market price is used for Canadian employees and the NYSE market price is used for all other employees. Such amounts may also be payable by the issuance of SVS (at the discretion of the Corporation). The exercise of SARs may also be subject to conditions similar to those which may be imposed on the exercise of stock options. To date, the Corporation has not granted any SARs under the LTIP.

Under the LTIP, eligible participants may be allocated share units in the form of PSUs or RSUs. Each vested RSU and PSU entitles the holder to receive one SVS on the applicable release date (however, the number of PSUs that may vest range from 0% to 200% of a target amount). The issuance of such shares may be subject to vesting requirements similar to those described above with respect to the exercisability of stock options and SARs, including such time or performance-based conditions as may be determined by the Board of Directors in its discretion. The number of SVS that may be issued to any one person pursuant to the share unit program shall not exceed 1% of the aggregate issued and outstanding SVS and MVS. The number of SVS that may be issued under share units in the event of termination of employment without cause, death or long term disability is subject to pro-ration, unless otherwise determined by the Corporation. The LTIP provides for the express designation of share units as either RSUs (restricted share units), which have time-based vesting conditions or PSUs (performance share units), which have performance-based vesting conditions over a specified period. In

54

the event a holder of PSUs retires, unless otherwise determined by the Corporation, the pro-rated vesting of such PSUs shall be determined based on the actual performance achieved during the period specified for the grant by the Corporation.

The following types of amendments to the LTIP or the entitlements granted under it require the approval of the holders of the voting securities by a majority of votes cast by shareholders present or represented by proxy at a meeting:

  (a)
  increasing the maximum number of SVS that may be issued under the LTIP;

  (b)
  reducing the exercise price of an outstanding stock option (including cancelling and, in conjunction therewith, regranting a stock option at a reduced exercise price);

  (c)
  extending the term of any outstanding stock option or SAR;

  (d)
  expanding the rights of participants to assign or transfer a stock option, SAR or share unit beyond that currently contemplated by the LTIP;

  (e)
  amending the LTIP to provide for other types of security-based compensation through equity issuance;

  (f)
  permitting a stock option to have a term of more than ten years from the grant date;

  (g)
  increasing or deleting the percentage limit on SVS issuable or issued to insiders under the LTIP;

  (h)
  increasing or deleting the percentage limit on SVS reserved for issuance to any one person under the LTIP (being 5% of the Corporation's total issued and outstanding SVS and MVS);

  (i)
  adding to the categories of participants who may be eligible to participate in the LTIP; and

  (j)
  amending the amendment provision,

subject to the application of the anti-dilution or re-organization provisions of the LTIP.

The Board may approve amendments to the LTIP or the entitlements granted under it without shareholder approval, other than those specified above as requiring approval of the shareholders, including, without limitation:

  (a)
  clerical changes (such as a change to correct an inconsistency or omission or a change to update an administrative provision);

  (b)
  a change to the termination provisions for the LTIP or for a stock option as long as the change does not permit the Corporation to grant a stock option with a termination date of more than ten years from the date of grant or extend an outstanding stock option's termination date beyond such date; and

  (c)
  a change deemed necessary or desirable to comply with applicable law or regulatory requirements.
Celestica Share Unit Plan

The CSUP provides for the issuance of RSUs and PSUs in the same manner as provided in the LTIP, except that the Corporation may not issue shares from treasury to satisfy its obligations under the CSUP and there is no limit on the number of share units that may be issued as RSUs and PSUs under the terms of the CSUP. The share units may be subject to vesting requirements, including any time-based conditions established by the Board of Directors at its discretion. The vesting of PSUs also requires the achievement of specified performance-based conditions as determined by the Compensation Committee. There is no "burn rate" for the CSUP because issuances under the CSUP are not from treasury and are therefore non-dilutive.

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Pension Plans

The following table provides details of the amount of Celestica's contributions to its defined contribution pension plans on behalf of the NEOs, and the accumulated value thereunder as of December 31, 2017 for each NEO.

Table 23: Defined Contribution Pension Plan

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at End of Year(1) ($)
Robert A. Mionis	$190,719	$155,821	$390,927

Mandeep Chawla	$108,087	$47,234	$167,027

Darren G. Myers(2)	$544,303	$75,017	$684,072

Michael P. McCaughey(2)	$432,738	$78,586	$514,725

Jack Lawless	$40,423	$52,975	$110,220

Elizabeth L. DelBianco(2)	$874,659	$71,571	$1,041,737

(1)
The difference between (i) the sum of the Accumulated Value at Start of Year column plus the Compensatory column and (ii) the Accumulated Value at End of Year column is attributable to non-compensatory changes in the Corporation's accrued obligations during the year ended December 31, 2017.
(2)
The difference between the Accumulated Value at Start of Year reported here and the Accumulated Value at End of Year reported in the 2016 management information circular for Messrs. Myers, McCaughey and Lawless and Ms. DelBianco is attributable to different exchange rates used in the 2016 management information circular and in this Circular. The exchange rate used in the 2016 management information circular was $1.00 = C$1.3243.
Canadian Pension Plans

Messrs. Chawla and McCaughey and Ms. DelBianco participate in the Corporation's registered pension plan for Canadian employees (the "Canadian Pension Plan") which is a defined contribution plan. Until his resignation effective July 31, 2017, Mr. Myers also participated in the Canadian Pension Plan. The Canadian Pension Plan allows employees to choose how the Corporation's contributions are invested on their behalf within a range of investment options provided by third-party fund managers. Retirement benefits depend upon the performance of the investment options chosen. Messrs. Chawla, McCaughey and Ms. DelBianco also participate in an unregistered supplementary pension plan (the "Canadian Supplementary Plan"). This is also a defined contribution plan through which the Corporation provides an annual contribution of an amount equal to the difference between (i) the maximum annual contribution limit as determined in accordance with the formula set out in the Canadian Pension Plan and with Canada Revenue Agency rules and (ii) 8% of the total base salary and paid annual incentives. Notional accounts are maintained for each participant in the Canadian Supplementary Plan. Participants are entitled to select from among the investment options available in the Canadian Pension Plan for the purpose of determining the return on their Canadian Supplementary Plan notional accounts.

U.S. Pension Plans

Messrs. Mionis and Lawless participate in the Corporation's U.S. pension plans comprised of two defined contribution retirement programs, one of which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code (United States) (the "401(k) Plan"). Under the 401(k) Plan, participating employees may defer 100% of their pre-tax earnings subject to any statutory limitations. The Corporation may make contributions for the benefit of eligible employees. The 401(k) Plan allows employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The Corporation contributes: (i) 3% of eligible compensation for the participant, and (ii) up to an

56

additional 3% of eligible compensation by matching 50% of the first 6% contributed by the participant. The maximum contribution of the Corporation to the 401(k) Plan, based on the Internal Revenue Code rules and the 401(k) Plan formula for 2017 was $16,200. Messrs. Mionis and Lawless also participate in a supplementary retirement plan that is also a defined contribution plan (the "U.S. Supplementary Plan"). Under the U.S. Supplementary Plan, the Corporation contributes to the participant an annual amount equal to the difference between 8% of the participant's salary and paid incentive and the amount that Celestica would contribute to the 401(k) Plan assuming the participant contributes the amount required to receive the matching 50% contribution by Celestica. A notional account is maintained for Messrs. Mionis and Lawless, and they are entitled to select from among the investment options available in the 401(k) Plan for the purpose of determining the return on their notional accounts.

Termination of Employment and Change in Control Arrangements with Named Executive Officers

The Corporation has entered into employment agreements with certain of its NEOs in order to provide certainty to the Corporation and such NEOs with respect to issues such as obligations of confidentiality, non-solicitation and non-competition after termination of employment, the amount of severance to be paid in the event of termination of the NEO's employment, and to provide a retention incentive in the event of a change in control scenario.

Mr. Mionis

The CEO Employment Agreement provides that Mr. Mionis is entitled to certain severance benefits if, during a change of control period or a potential change of control period at the Corporation, he is terminated without cause or resigns for good reason as defined in his agreement (a "double trigger" provision) where good reason includes, without limitation, a material adverse change in position or duties or a specified reduction(s) in total compensation (including base salary, equity and CTI award). A change of control period is defined in his agreement as the 12-month period following a change of control. A potential change of control period is defined in his agreement as the period beginning upon the occurrence of a potential change of control and ending on the earlier of: (i) the end of the 6-month period following a potential change of control; and (ii) a change of control.

The amount of the severance payment for Mr. Mionis is equal to: (i) base salary up to and including the termination date; (ii) a lump sum amount equal to his target payment under the CTI prorated to the date of termination; (iii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs, if any; (iv) a lump sum amount equal to two times his eligible earnings (such eligible earnings calculated as his annual base salary plus the lesser of (a) his target payment under the CTI for the fiscal year during which his termination occurs based on target achievement of the CPF of 1.0 and an IPF of 1.0, and (b) payment received under the CTI for the fiscal year preceding the fiscal year during which termination occurs); (v) vacation pay earned but unpaid up to and including the date of termination; (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period; and (vii) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites. In addition, upon a change of control and termination without cause or for good reason (a) the stock options granted to him vest immediately, (b) the unvested PSUs granted to him vest immediately at the target level of performance specified in the terms of the PSU grant, and (c) the RSUs granted to him shall vest immediately.

Outside a change in control period, upon termination without cause or resignation for good reason as defined in his agreement, the amount of the severance payment for Mr. Mionis is equal to: (a) base salary up to and including the termination date; (ii) a lump sum amount equal to any payments accrued under the CTI in respect of the fiscal year preceding the fiscal year during which his termination occurs; (iii) a lump sum amount equal to two times his eligible earnings (as calculated in the paragraph above); (iv) vacation pay earned but unpaid up to and including the date of termination; (v) a one-time lump sum payment of $100,000 in lieu of all future benefits and perquisites; and (vi) a lump sum cash settlement of contributions to, or continuation of his pension and retirement plans for a two-year period. In addition, (a) vested stock options may be exercised for a period of

57

30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date.

The foregoing entitlements are conferred on Mr. Mionis in part upon his fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of employment. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

The following table summarizes the incremental payments and benefits to which Mr. Mionis would have been entitled upon a change in control occurring on December 31, 2017, or if his employment had been terminated on December 31, 2017 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 24: Mr. Mionis' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$4,636,124	—	$444,042	$5,080,166

Retirement	—	—	—	—

Termination without Cause/with Good Reason	$4,636,124	—	$444,042	$5,080,166

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.
(2)
Other benefits consist of group health benefits and pension plan contribution.

Ms. DelBianco

The employment agreement of Ms. DelBianco provides that she is entitled to certain severance benefits if, during a change in control period at the Corporation, she is terminated without cause or resigns for good reason as defined in her agreement (a "double trigger" provision), where good reason includes, without limitation, a material adverse change in position or duties, a specified reduction(s) in total compensation (including base salary, equity and CTI award), or a required relocation from Toronto at the time of a change in control. A change in control period is defined in her agreement as the period (a) commencing on the date the Corporation enters into a binding agreement for a change in control, an intention is announced by the Corporation to effect a change in control or the Board adopts a resolution that a change in control has occurred, and (b) ending three years after the completion of the change in control or, if a change in control is not completed, one year following the commencement of the period. The amount of the severance payment for Ms. DelBianco is equal to three times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year, prorated to the date of termination. The agreement provides for a cash settlement to cover benefits that would otherwise be payable during the severance period, and the continuation of contributions to her pension and retirement plans until the third anniversary following her termination. In addition, upon a change of control and termination without cause or for good reason (a) the stock options granted to her vest immediately, (b) the unvested PSUs granted to her vest immediately at target level performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board in its discretion may provide, and (c) the RSUs granted to her shall vest immediately.

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Outside a change in control period, upon termination without cause or resignation for good reason as defined in her agreement, the amount of the severance payment for Ms. DelBianco is equal to two times her annual base salary and target annual incentive, together with a portion of her target annual incentive for the year prorated to the date of termination. The Corporation's obligations provide for a cash settlement to cover benefits for a two year period following termination. In addition, the Corporation also provides for a cash settlement of contributions to, or continuation of their pension and retirement plans for a two year period.

Ms. DelBianco is eligible for retirement treatment under the LTIP or CSUP. In the event of her voluntary termination, or a termination without cause she will be considered to have retired under the LTIP and CSUP. In the event of such deemed retirement, (a) stock options continue to vest and vested options are exercisable until the earlier of three years following retirement or termination and the original expiry date, except that in the event of death within the first two years following retirement, vesting of options will cease one year after death, or on the original expiry date if earlier; (b) RSUs will continue to vest on their scheduled vesting date; and (c) PSUs vest based on actual performance on a pro rata basis based on the percentage represented by the number of days between the date of grant and the date of retirement as compared to the total number of days from the date of grant to the scheduled release date for the issuance of shares in respect of vested PSUs.

The foregoing entitlements are conferred on Ms. DelBianco in part upon her fulfillment of certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of employment. In the event of a breach of such obligations, the Corporation is entitled to seek appropriate legal, equitable and other remedies, including injunctive relief.

The following table summarizes the incremental payments and benefits to which Ms. DelBianco would have been entitled upon a change in control occurring on December 31, 2017, or if her employment had been terminated on December 31, 2017 as a result of a change in control, retirement or termination without cause (or with good reason).

Table 25: Ms. DelBianco's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits(2)	Total
Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$2,852,000	—	$230,178	$3,082,178

Retirement	—	—	—	—

Termination without Cause/with Good Reason	$2,024,000	—	$153,073	$2,177,073

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.
(2)
Other benefits consist of group health benefits and pension plan contribution.
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Messrs. Chawla, McCaughey and Lawless

Messrs. Chawla, McCaughey and Lawless are subject to the Executive Policy Guidelines which provide the following:

Termination without cause within two years following a change in control of the Corporation ("double trigger" provision)

•

eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination

•

(a) all unvested stock options vest on the date of change in control, (b) all unvested RSUs vest on the date of change in control, and (c) all unvested PSUs vest on the date of change in control at target level of performance unless the terms of a PSU grant provide otherwise, or on such other more favourable terms as the Board may in its discretion provide

Termination without cause

•

eligible to receive a severance payment up to two times annual base salary and the lower of target or actual annual incentive for the previous year, subject to adjustment for factors including length of service, together with a portion of their annual incentive for the year, prorated to the date of termination

•

(a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the termination date, (b) RSUs shall vest immediately on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and termination of employment, to (ii) the number of years between the date of grant and the vesting date, and (c) PSUs vest based on actual performance on a pro rata basis based on the ratio of (i) the number of full years of employment completed between the date of grant and the termination of employment, to (ii) the number of years between the date of grant and the vesting date

Termination with cause	• no severance benefit is payable
• all unvested equity is forfeited on the termination date

Retirement

•

(a) stock options continue to vest and are exercisable until the earlier of three years following retirement and the original expiry date, (b) RSUs will continue to vest on their vesting dates, and (c) PSUs vest based on actual performance on a pro rata basis based on the percentage represented by the number of days between the date of grant and the date of retirement as compared to the total number of days from the date of grant to the scheduled release date for the issuance of shares in respect of vested PSUs

Resignation	• no severance benefit is payable

•

(a) vested stock options may be exercised for a period of 30 days and unvested stock options are forfeited on the resignation date and (b) all unvested RSUs and PSUs are forfeited on the resignation date

Additionally, the Executive Policy Guidelines provide that executives whose employment has been terminated will have their pension and benefits coverage treated according to the terms of the plans in which they participate.

The entitlements described in the above table are only conferred on eligible executives who fulfill certain confidentiality, non-solicitation and non-competition obligations for a period of two years following termination of their employment.

The following tables summarize the incremental payments to which Messrs. Chawla, McCaughey and Lawless would have been entitled upon a change in control occurring on December 31, 2017, or if their employment had been terminated on December 31, 2017 as a result of a change in control, retirement or termination without cause.

60

Table 26: Mr. Chawla's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total
Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$1,358,283	—	—	$1,358,283

Retirement	—	—	—	—

Termination without Cause	$1,358,283	—	—	$1,358,283

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 27: Mr. McCaughey's Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total
Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$1,848,890	—	—	$1,848,890

Retirement	—	—	—	—

Termination without Cause	$1,848,890	—	—	$1,848,890

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Table 28: Mr. Lawless' Benefits

	Cash Portion	Incremental Value of Option-Based and Share-Based Awards(1)	Other Benefits	Total
Change in Control — No Termination	—	—	—	—

Change in Control — Termination	$1,811,762	—	—	$1,811,762

Retirement	—	—	—	—

Termination without Cause	$1,811,762	—	—	$1,811,762

(1)
No incremental amount would be received in respect of accelerated vesting of options, RSUs and PSUs, if any, on the assumption that the discount rate applied to calculate the net present value of the accelerated entitlements is not greater than the rate at which the SVS would otherwise be expected to appreciate over the period of acceleration.

Arrangements Regarding Resignation of Former CFO

Effective July 31, 2017, Mr. Myers resigned from the Corporation and the terms of his resignation were subject to the Executive Policy Guidelines. Mr. Myers did not receive any payments upon his resignation and all of his compensation ceased, including no further CTI payments, the forfeiture of his unvested equity awards and the end of his participation in the Corporation's pension plans.

61

Performance Graph

The SVS have been listed and posted for trading under the symbol "CLS" on the NYSE and the TSX since June 30, 1998 (except for the period commencing on November 8, 2004 and ending on May 15, 2006 during which the symbol on the TSX was CLS.SV). The following chart compares the cumulative TSR of C$100 invested in SVS with the cumulative TSR of the S&P/TSX Composite Total Return Index for the period from December 31, 2012 to December 31, 2017.

As can be seen from the performance graph above, an investment in the Corporation on December 31, 2012 would have resulted in a 63.3% increase in value over the five-year period ended December 31, 2017 compared with a 51.3% increase that would have resulted from an investment in the S&P/TSX Composite Total Return Index over the same period.

Over the same period, total NEO Compensation (as defined below) increased by 21.2%. This increase is primarily attributable to the fact that we did not pay any CTI payment to the NEOs for 2012 as a result of the disengagement of a major customer as described in the management information circular in respect of that year. Had the NEOs received a CTI payment at target for 2012, the increase in NEO Compensation over the same period would have been 1.4%. In the medium to long term, compensation of the Corporation's NEOs is directly impacted by the market value of the SVS, as a significant portion of NEO Compensation is awarded in the form of equity based incentives with payout tied to the market value of the SVS.

For the purpose of the above discussion, "NEO Compensation" is defined as aggregate annual compensation (i.e. the sum of base salary, CTI payments (if applicable) and the grant date fair value of share-based awards and option-based awards, but excluding all other compensation). The executive compensation values have been calculated for the NEOs based on the same methodology set out in Table 18 of this Circular. This is a methodology adopted by Celestica solely for the purposes of this comparison. It is not a recognized or prescribed methodology for this purpose, and may not be comparable to methodologies used by other issuers for this purpose.

While our overall revenue was up 2% in 2017, business within our Communications and Enterprise end markets, representing 43% and 25%, respectively, of our total revenue for 2017, was negatively impacted, primarily in the second half of the year by lower demand for certain customers' products, additional pricing pressures associated with the highly competitive environment for our customers and a shift in the mix of products and services that we provide for our customers. All of these factors contributed to more volatile revenue and profitability performance for the Corporation in the second half of 2017.

62

EXECUTIVE SHARE OWNERSHIP

The Corporation has executive share ownership guidelines (the "Executive Share Ownership Guidelines") which require specified executives to hold a multiple of their base salary in securities of the Corporation as shown in Table 29. Executives subject to the Executive Share Ownership Guidelines are expected to achieve the specified ownership within a period of five years following the later of: (i) the date of hire, or (ii) the date of promotion to a level subject to ownership guidelines. Compliance is reviewed annually as of December 31 of each year. The Compensation Committee reviewed the Executive Share Ownership Guidelines in July 2017 and determined no policy changes were required. The table below sets forth the compliance status of the applicable NEOs with the Executive Share Ownership Guidelines as of December 31, 2017:

Table 29: Share Ownership Guidelines

Name	Ownership Guidelines	Share and Share Unit Ownership (Value)(1)	Share and Share Unit Ownership (Multiple of Salary)
Robert A. Mionis(2)	$4,750,000 (5 × salary)	$4,553,487	4.8x

Mandeep Chawla(3)	$1,350,000 (3 × salary)	$863,154	1.9x

Michael P. McCaughey	$1,425,000 (3 × salary)	$2,662,494	5.6x

Jack Lawless(4)	$1,380,000 (3 × salary)	$1,269,380	2.8x

Elizabeth L. DelBianco	$1,380,000 (3 × salary)	$2,436,259	5.3x

(1)
Includes the following, as of December 31, 2017: (i) SVS beneficially owned, (ii) all unvested RSUs, and (iii) PSUs that vested on January 23, 2018 at 56% of target, which, on December 31, 2017, was the Corporation's anticipated payout and was in fact the resulting payout; the value of which was determined using a share price of $10.48, the closing price of SVS on the NYSE on December 29, 2017.
(2)
Mr. Mionis was appointed as President and CEO of the Corporation and as a member of the Board, effective August 1, 2015 and has five years from the date of hire to achieve the required share ownership. Mr. Mionis' Share and Share Unit Ownership (Value) of $4,553,487 consists of the following holdings: (i) $515,794 of SVS, and (ii) $4,037,693 of unvested RSUs; the value of which was determined using a share price of $10.48, being the closing price of SVS on the NYSE on December 29, 2017.
(3)
Mr. Chawla was appointed as CFO of the Corporation effective October 19, 2017 and has five years from that date to achieve the required share ownership.
(4)
Mr. Lawless joined the Corporation as an executive officer effective October 1, 2015 and has five years from that date to achieve the required share ownership.

The CEO Employment Agreement provides that, in the event of the cessation of Mr. Mionis' employment with the Corporation for any reason, he will be required to retain the share ownership level set out in the Executive Share Ownership Guidelines on his termination date for the 12 month period immediately following his termination date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at February 14, 2018, no current or former executive officers or members of the Board of the Corporation or its subsidiaries and none of their respective associates were indebted to the Corporation or any of its subsidiaries (or had indebtedness that was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries) in connection with the purchase of SVS or in connection with any other transaction.

63

DIRECTORS, OFFICERS AND CORPORATION LIABILITY INSURANCE

The Corporation and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of the Corporation and its subsidiaries. These agreements generally provide that the Corporation or the subsidiary of the Corporation which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved by reason of being or having been a director or officer of the Corporation or a subsidiary thereof, provided that he or she has acted honestly and in good faith with a view to the best interests of the Corporation or a subsidiary thereof.

The Corporation's current directors' and officers' insurance policies provide for aggregate coverage of $110 million. The policies protect directors and officers against liability incurred by them while acting in their capacities as directors and officers of the Corporation and its subsidiaries. Included in the $110 million of aggregate coverage is coverage dedicated solely to individual directors and officers. The Corporation's cost for this policy is approximately $0.83 million annually. Limits available under the policies are in excess of a self-retention of $1 million for each loss or claim depending on the type of claim, except for securities claims, which are subject to a $1.5 million self-retention.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "Instrument", together with National Policy 58-201 — Corporate Governance Guidelines, the "CSA Governance Requirements") of the Canadian Securities Administrators requires the Corporation to disclose, on an annual basis, its corporate governance practices with reference to a specific form set out in the Instrument. The TSX requires the Corporation to comply with the Instrument. The disclosure set out in tabular form in Schedule A reflects the CSA Governance Requirements.

The Corporation remains committed to the highest standards of corporate governance in all aspects of the Corporation's decision-making processes. The Board of Directors has implemented systems and procedures that support independent, thoughtful and informed decisions. As governance regulation has evolved over the past several years, the Corporation has adapted its practices to reflect changing standards. The Corporation is listed on the NYSE and, although it is not required to comply with all of the NYSE corporate governance requirements to which the Corporation would be subject if it were a U.S. corporation, the Corporation's governance practices differ significantly in only one respect from those required of U.S. domestic issuers. The Corporation complies with applicable TSX rules, which require shareholder approval of new share compensation arrangements involving issuances of shares and that shareholders approve the amendments to such arrangements in accordance with the amendment provisions in the arrangements. Unlike under NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements (or material revisions thereto) involving share purchases in the open market.

OTHER MATTERS

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, proxies given in favour of the Proxy Nominees will be voted upon such matters in accordance with their best judgment.

64

REQUESTS FOR DOCUMENTS

The Corporation's financial information is contained in its comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2017. In accordance with National Instrument 52-110 — Audit Committees, shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation's Annual Report on Form 20-F for the year ended December 31, 2017 under the United States Securities Exchange Act of 1934, as amended. Additional information about the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Corporation will provide to any person, upon request to the Secretary of the Corporation, the following documents, all of which are available on the Corporation's website at www.celestica.com (information on our website is not incorporated by reference into this Circular):

  (a)
  one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (b)
  one copy of the comparative financial statements of the Corporation for the year ended December 31, 2017, together with the accompanying report of the auditor and management's discussion and analysis, and one copy of any interim financial statements of the Corporation, together with management's discussion and analysis, subsequent thereto;

  (c)
  the Corporation's management information circular for its last annual meeting of shareholders;

  (d)
  the Statement of Corporate Governance Practices;

  (e)
  the Business Conduct Governance Policy;

  (f)
  the Finance Code of Professional Conduct;

  (g)
  the Audit Committee mandate;

  (h)
  the Nominating and Corporate Governance Committee mandate; and

  (i)
  the Compensation Committee mandate.
CERTIFICATE

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

Toronto, Ontario, March 8, 2018.

By Order of the Board of Directors

Elizabeth L. DelBianco
Chief Legal and Administrative Officer and
Corporate Secretary

65

SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation's corporate governance disclosure required by National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101") is set out below.

Board of Directors

Director Independence

A greater than two-thirds majority of the Corporation's director nominees are independent (7 out of 9, being approximately 78%). Independence has been determined in accordance with NI 58-101 in the case of each director on the basis of whether that director has a direct or indirect material relationship (such as any relationship with the Corporation, any of the Corporation's subsidiaries or with Onex Corporation ("Onex") (which holds approximately 79% of the voting rights attaching to shares of the Corporation)) which could, in the view of the Board of Directors (the "Board"), be reasonably expected to interfere with the exercise of the director's independent judgment.

NI 58-101 deems certain individuals as non-independent based on certain relationships. Mr. Popatia is an executive officer of Onex, the Corporation's controlling shareholder, and under Canadian Securities Administrators requirements he is deemed to be a non-independent director of Celestica.

Mr. Etherington is a non-employee director of Onex. The Board has affirmed that Mr. Etherington has no other relationship with Celestica or Onex that is considered material and that he is an independent director of Celestica.

The following chart details the Board's determination with respect to the independence status of each director nominee:

Table of Directors' Relationships to the Corporation
Name	Independent	Not Independent	Reason not Independent
Deepak Chopra	✓

Daniel P. DiMaggio	✓

William A. Etherington	✓

Laurette T. Koellner	✓

Robert A. Mionis		✓	President and Chief Executive Officer of Celestica

Carol S. Perry	✓

Tawfiq Popatia		✓	Managing Director of Onex

Eamon J. Ryan	✓

Michael M. Wilson	✓

Mr. Chopra is standing for election by shareholders for the first time at the Meeting. Currently, a greater than two-thirds majority of the Corporation's directors are independent (6 out of 8, being 75%).

A-1

Directors' Memberships on the Boards of Other Public Companies

The following chart lists the other public companies on which the director nominees serve:

Director	Other Public Corporation Boards on which the Director Serves
Deepak Chopra	None

Daniel P. DiMaggio	None

William A. Etherington	Onex

Laurette T. Koellner	Papa John's International, Inc., The Goodyear Tire & Rubber Company and Nucor Corporation

Robert A. Mionis	None

Carol S. Perry	None

Tawfiq Popatia	None

Eamon J. Ryan	None

Michael M. Wilson	Air Canada and Suncor Energy Inc.

Meetings of Independent Directors

The independent directors meet separately as part of every in-person Board meeting. If the meeting is a telephone meeting outside the regular Board schedule, the independent directors may meet separately. Mr. Etherington, the Chair of the Board, presides at all such meetings. From the beginning of 2017 to February 14, 2018, the independent directors held these in camera sessions at all Board meetings.

In addition, from time to time, the Board establishes ad hoc committees, which, as appropriate, may be comprised solely of independent directors. In 2017, the ad hoc Director Search Committee was created for the purpose of the new director search. The Director Search Committee was composed of Messrs. Etherington, Ryan and Wilson. No fees were paid for participation on the Director Search Committee.

Independent Chair

Mr. Etherington is the Chair of the Board and is an independent director. In this capacity, Mr. Etherington is responsible for the effective functioning of the Board. As part of his duties, he establishes procedures to govern the Board's work and ensure the Board's full discharge of its duties. A complete position description for the Chair is posted in the "Investor Relations" -- "Corporate Governance" section of the Corporation's website at www.celestica.com. Celestica shareholders and other interested parties may communicate directly to the Chair any concerns that they may have regarding the Corporation. See the contact information under Questions and Answers on Voting and Proxies — How Can I Contact the Independent Directors and Chair? in this Circular.

Attendance Record

For a complete record of the Corporation's directors' attendance at Board meetings and at meetings of those standing committees of which they are members, see Information Relating to Our Directors — Attendance of Directors at Board and Committee Meetings in this Circular.

Board Mandate

The mandate of the Board is attached to this Circular as Schedule B and is posted on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

Under the mandate, the Board has explicitly assumed stewardship responsibility for the Corporation.

A-2

Position Descriptions

Position Descriptions of the Chair of the Board and Committee Chairs

The Board has approved position descriptions for the Chair of the Board and the Chair of each standing committee of the Board.

These position descriptions are posted on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance". The Chair of the Board is available to respond to questions from shareholders at the Corporation's annual meeting.

Position Description of the Chief Executive Officer

The Board has developed a written position description for the Chief Executive Officer ("CEO"). The CEO has full responsibility for the day-to-day operations of the Corporation's business in accordance with the Corporation's strategic plan, current year operating plan and capital expenditure budget, each as approved by the Board. The CEO must develop and implement processes that are intended to ensure the achievement of the Corporation's financial and operating goals and objectives. The complete position description of the CEO is posted on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

Orientation and Continuing Education

Orientation for New Directors

The Corporation's orientation program helps new directors contribute effectively to the work of the Board as soon as possible after their appointment or election to the Board. As part of this program, new directors receive written materials on the Board and committee mandates, the Corporation's structure, organization, current priorities and issues that have been considered by the Board and each of its committees. New directors also attend meetings with the Chair, directors, Compensation Consultant and key executives and receive periodic presentations from senior management on major business strategy, industry trends, customer requirements and competitive issues. Through this orientation program, new directors have the opportunity to become familiar with the role of the Board and its committees, the contribution individual directors are expected to make, and the nature and operation of the Corporation's business.

Ongoing Director Development and Education

The Board's continuing education program has been designed to, among other things: (i) assist directors to maintain or enhance their skills and abilities as directors of the Corporation; and (ii) assist directors in ensuring that their knowledge and understanding of the Corporation's business remains current. Specifically, directors are provided with:

  •
  detailed information packages in advance of each Board and Committee meeting through an online portal which directors can access immediately upon the issuance of materials;

  •
  regular updates between meetings of the Board with respect to issues that affect the business of the Corporation; and

  •
  full access to the senior management and employees of the Corporation.

Directors review the annual work plan for board and committee meetings, participate in setting the agendas for Board and Committee meetings and participate in annual strategic planning sessions.

The Board's continuing education program also includes management presentations, analyst reports and regular business updates from the CEO. In addition, the Corporation provides each director with a membership in the National Association of Corporate Directors and the Institute of Corporate Directors to keep them up to date on the role and responsibilities of an effective Board member and help them stay in touch with issues of common interest to all directors.

A-3

Directors may also attend outside conferences and seminars that are relevant to their role, at the Corporation's expense, with the prior approval of the Chair.

During 2017, directors attended educational presentations and were provided with educational materials related to:

  •
  executive compensation trends

  •
  proposed changes to compensation practices and disclosure requirements in Canada and the U.S.

  •
  developments in corporate governance

  •
  developments in accounting rules and standards

  •
  cyber-security

  •
  regulatory developments

  •
  industry trends

In 2017, management conducted or organized the education sessions noted below:

Date	Director Education Presentations (Subject)	Participants (All members attended except as noted)
January 2017	Presentation by management on long-term value creation strategy	Board

January 2017	Presentation by the Corporation's auditors on current developments in accounting, including IFRS 15 — Revenue From Contracts With Customers	Audit Committee

January 2017	Presentation by management on OSC whistleblower framework and gender diversity, as well as updates on key governance and regulatory developments and disclosure requirements	Nominating and Corporate Governance Committee

April 2017	Presentation by management on current developments in auditing	Audit Committee(1)

April 2017	Presentation by management on key governance and regulatory developments	Nominating and Corporate Governance Committee(1)

July 2017	Presentation by management on current developments in auditing	Audit Committee

July 2017	Presentation by the Compensation Consultant on current trends in competitive pay practices, regional developments and talent strategy, as well as governance and regulatory updates	Compensation Committee

October 2017	Customer site visit and tour of Fremont site	Board(2)
(1)
Mr. Natale did not attend.
(2)
Mr. Gross did not attend.

All of the directors were provided with the educational materials and participated in sessions relevant to the committees on which they sit.

A-4

Director Skills Matrix

The Nominating and Corporate Governance Committee has developed a skills matrix which identifies the functional competencies, expertise and qualifications of the Corporation's director nominees and the competencies, expertise and qualifications that the Board would ideally possess, which is set forth below.

Skills

Service on Other Public (For-Profit) Company Boards	✓		✓	✓	✓	✓	✓		✓	7

Senior Officer or CEO Experience	✓	✓	✓	✓	✓		✓	✓	✓	8

Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	✓	9

Communications and/or Enterprise Computing	✓		✓							2

A&D, Healthcare, Semiconductor, Solar, Industrial				✓	✓		✓			3

Services (design, after-market)		✓	✓		✓					3

Europe and/or Asia Business Development	✓	✓		✓	✓		✓	✓	✓	7

Operations (supply chain management and manufacturing)	✓	✓			✓				✓	4

Marketing and Sales	✓	✓	✓		✓		✓	✓	✓	7

Strategy Deployment / M&A	✓	✓	✓	✓	✓	✓	✓	✓	✓	9

Talent Development and Succession Planning	✓	✓	✓	✓	✓			✓	✓	7

IT and Business Transformation	✓		✓	✓	✓			✓		5

Finance and Treasury	✓		✓	✓		✓	✓			5

Other Characteristics

Gender	M	M	M	F	M	F	M	M	M	7M / 2F

Ethical Business Conduct

Code of Business Conduct and Ethics and Promotion of Ethical Conduct

The Corporation's Business Conduct Governance Policy (the "Policy") applies to all the Corporation's directors, officers and employees. In addition, the Corporation's CEO, senior finance officers and all personnel in the finance area are subject to the Corporation's Finance Code of Professional Conduct.

Both of these codes may be obtained on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

The Board reviews the Policy and the process for administering the Policy on an annual basis. Management provides regular reports to the Board with respect to compliance with the Policy.

All employees above a designated level are required to certify compliance with the Policy annually. The Corporation also provides an on-line training program for the Policy. The Policy requires ethical conduct from employees and encourages employees to report breaches of the Policy to their manager. The Corporation provides mechanisms whereby employees can report unethical behavior, including the Celestica Ethics Hotline which provides a method for employees in every jurisdiction in the world to report unethical conduct, on an anonymous basis if they so choose.

A-5

As part of the written mandate of the Board, the Board has adopted as a minimum standard that directors must demonstrate integrity and high ethical standards. The mandate also requires the Board, to the extent feasible, to satisfy itself as to the integrity of the Corporation's CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

The Corporation's Corporate Values underpin the Corporation's commitment to strong business ethics. A copy of the Corporate Values may be obtained on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

Material Interests in Transactions

The Corporation has no contracts or other arrangements in place in which any of its directors or officers has a material interest and does not anticipate entering into any such arrangement. If any such arrangement were to arise, it would first be considered by the Audit Committee (or a special committee of the Board consisting solely of independent directors) and then would be subject to the approval of the Board (in each case, without the participation of the director who would have the material interest in question).

Sale agreement with respect to real property in Toronto:

On July 23, 2015, the Corporation entered into an agreement of purchase and sale (the "Property Sale Agreement") to sell its real property located in Toronto, Ontario, which includes the site of the Corporation's corporate headquarters and Toronto manufacturing operations, to a special purpose entity (the "Property Purchaser") to be formed by a consortium of three real estate developers. Subject to completion of the transaction, the purchase price is approximately C$137 million, exclusive of applicable taxes and subject to certain adjustments. Upon execution of the Property Sale Agreement, the Property Purchaser paid the Corporation a cash deposit of C$15 million, which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals, the Property Purchaser is to pay the Corporation an additional C$53.5 million in cash. The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of C$68.5 million to be registered on title to the property and having a term of two years from the closing date. In April 2017, the Corporation received notice from the Property Purchaser that the municipal zoning approval process required to complete the transaction will take longer than originally anticipated. As a result, the Property Purchaser exercised its option under the Property Sale Agreement to extend the approvals period by one year. Assuming the timely satisfaction of various conditions, the Corporation currently expects the transaction to close during 2018. However, there can be no assurance that this transaction will be completed during 2018, or at all.

As part of the Property Sale Agreement, the Corporation agreed, upon closing, to enter into a short-term interim lease for the Corporation's existing corporate headquarters and manufacturing premises on a portion of the real estate on a rent-free basis (subject to certain payments, including taxes and utilities), which is to be followed by a long term lease for the Corporation's new corporate headquarters, on commercially reasonable arm's-length terms. Whether or not this transaction is consummated, however, the Corporation is moving its existing Toronto manufacturing operations to another location.

Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz, a controlling shareholder and a former director (until December 31, 2016) of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, the Board formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser's transaction terms were in the best interests of the Corporation. The Board, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

A-6

Audit Committee

The Board has a fully independent Audit Committee (currently comprised of Laurette T. Koellner (Chair), Daniel P. DiMaggio, William A. Etherington, Carol S. Perry, Eamon J. Ryan and Michael M. Wilson). If elected, Deepak Chopra is expected to be appointed as a member of the Audit Committee following the Meeting as an independent director. Shareholders may obtain further information regarding the Corporation's Audit Committee in Part I, Item 6C and Part II, Item 16A of the Corporation's 2017 Annual Report on Form 20-F, and may review the Audit Committee's mandate on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

No member of the Audit Committee serves on more than three audit committees of public companies, including that of the Corporation.

The Audit Committee is directly responsible for the compensation, retention and oversight of the work of a registered public accounting firm for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In addition, the Committee has sole authority for recommending the person to be proposed to Celestica's shareholders for appointment as external auditor and whether at any time the incumbent external auditor should be removed from office. The Audit Committee also has the authority to retain, in addition to the external auditor, such other outside legal, accounting or other advisors as it may consider appropriate and is not required to obtain the approval of the Board in order to retain, compensate or terminate such advisors.

The Audit Committee and its Chair are appointed annually by the Board. As part of each meeting at which (i) the Committee recommends that the Board approve the annual audited financial statements or (ii) the Committee reviews the quarterly financial statements, the Committee members meet separately with each of: management; the external auditor; and the internal auditors.

In addition to fulfilling the responsibilities as set forth in its mandate, in 2017, the Audit Committee implemented a formal annual review of the qualifications, expertise, resources and the overall performance of the Corporation's external auditor, including conducting a survey of each member of the Audit Committee and of certain key management personnel.

Nomination and Election of Directors

Director Nomination Process

Recognizing that new directors may be required from time to time, the Nominating and Corporate Governance Committee maintains a matrix of the competencies, skills and other characteristics that each existing director and director nominee possesses for the purpose of identifying any gaps and determining the profiles for potential director nominees that would best serve the Corporation.

The Board is committed to nominating highly qualified individuals to fulfill director roles, based on the needs of the Corporation at the relevant time. The Board believes that diversity is important to ensure that Board members provide the necessary range of complementary perspectives, experience and expertise required to achieve effective stewardship of the Corporation. When considering potential Board members, the Nominating and Corporate Governance Committee considers personal characteristics such as business experience, functional expertise, personal skills, stakeholder perspectives and geographic background.

The Board also recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role of women in contributing to diversity of perspective among directors. Accordingly, in January 2015, the Board adopted a written policy with respect to the identification and nomination of women directors and is taking meaningful steps to increase the representation of women on the Board, including targeting women candidates exclusively for the Corporation's director search in 2013. Pursuant to the policy, the Corporation has adopted a target that at least 30% of the Board be comprised of women by 2020 and, in support of this target, established a requirement that the initial candidate list for any new director search be comprised of no less than 50% women. Upon adoption of the policy, in January 2015, there were 2 women on the Board,

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representing 22% of the directors (29% of the independent directors). As at December 31, 2017, there were two women on the Board, representing 25% of the directors (33% of the independent directors), each of whom is being nominated for re-election to the Board, and one of whom chairs the Audit Committee. During 2017, the Nominating and Corporate Governance Committee reviewed the composition of the Board following the resignation of two Board members, Messrs. Thomas S. Gross and Joseph M. Natale. The Nominating and Corporate Governance Committee began the process of identifying potential new directors and an ad hoc committee comprised of Messrs. Etherington, Ryan and Wilson was created (the "Director Search Committee"). A preferred candidate profile was developed by the Director Search Committee based on the qualifications, experience, diversity and expertise determined to be best suited to fill any gaps and in accordance with the Corporation's policy with respect to the identification and nomination of women directors. Candidates were identified with the assistance of a search firm and suitable candidates were interviewed by the members of the Director Search Committee. The Director Search Committee instructed the search firm to ensure that the initial list of director candidates was composed of 50% women. The Board considers that the composition and number of the nominees for the position of director that it proposes will allow the Board to perform effectively and act in the best interest of the Corporation and its stakeholders.

Independence and Powers of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is a fully independent committee of the Board and is currently comprised of William A. Etherington (Chair), Daniel P. DiMaggio, Laurette T. Koellner, Carol S. Perry, Eamon J. Ryan and Michael M. Wilson. If elected, Deepak Chopra is expected to be appointed as a member of the Nominating and Corporate Governance Committee following the Meeting as an independent director.

The mandate of the Nominating and Corporate Governance Committee is posted on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

The Nominating and Corporate Governance Committee is responsible for developing and recommending governance guidelines for the Corporation (and recommending changes to those guidelines), identifying individuals qualified to become members of the Board, and recommending director nominees to be put before the shareholders at each annual meeting.

During 2017, the Nominating and Corporate Governance Committee reviewed the composition of the Board following the resignation of two Board members, Messrs. Gross and Natale. The Nominating and Corporate Governance Committee began the process of identifying potential new directors and the ad hoc Director Search Committee comprised of Messrs. Etherington, Ryan and Wilson was created. Through this process, it was determined that Mr. Chopra would be nominated for election to the Board at the Meeting.

Election of Directors

The TSX requires listed issuers that are not majority controlled to adopt a majority voting policy for the election of directors or to otherwise satisfy the TSX's majority voting requirements. The Board has adopted a policy that requires, in an uncontested election of directors, that shareholders be able to vote in favour of, or to withhold from voting, separately for each director nominee. If, with respect to any particular nominee, other than the controlling shareholder or a representative of the controlling shareholder, the number of shares withheld from voting by shareholders other than the controlling shareholder and its associates exceeds the number of shares that are voted in favour of the nominee by shareholders other than the controlling shareholder and its associates, then the Board shall determine, and in so doing shall give due weight to the rights of the controlling shareholder, whether to require the nominee to resign from the Board and if so required any such nominee shall immediately tender his or her resignation. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board at which the resignation is considered. The Board shall determine whether to accept the resignation, which, if accepted, shall be effective immediately upon such acceptance. The Board shall accept such resignation absent exceptional circumstances. Such a determination by the Board shall be made, and promptly announced by press release (a copy of which will be provided to the TSX), within 90 days after the applicable shareholders' meeting. If the Board determines not to accept a resignation, the press release

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will fully state the reasons for such decision. Subject to any corporate law restrictions, the Board may leave any resultant vacancy unfilled until the next annual shareholders' meeting or it may fill the vacancy through the appointment of a new director whom the Board considers would merit the confidence of the shareholders or it may call a special meeting of shareholders at which there shall be presented a nominee or nominees to fill the vacant position or positions.

Although the Corporation is exempt from the TSX's majority voting requirements, the Corporation chose the policy described above to appropriately and effectively reflect the application of majority voting policies to a majority controlled company, consistent with the rationale underlying the TSX majority voting requirements and good corporate governance.

Compensation

Determination of Directors' and Officers' Compensation

In setting the compensation of the Corporation's officers, the Compensation Committee considers a median level of compensation for each component of the officer's compensation package (base salary, annual incentives, mid-term and long-term incentives and benefits) compared to a group of companies in closely-related industries. For more detail on the philosophy and approach adopted by the Compensation Committee, see Compensation Discussion and Analysis in this Circular.

Director compensation is set by the Board on the recommendation of the Compensation Committee and in accordance with director compensation guidelines and principles established by the Nominating and Corporate Governance Committee. The Compensation Committee retains an independent compensation consultant to provide it with market advice.

Independence and Powers of the Compensation Committee

The Board has a fully independent Compensation Committee (currently comprised of Eamon J. Ryan (Chair), Daniel P. DiMaggio, William A. Etherington, Laurette T. Koellner, Carol S. Perry and Michael M. Wilson). If elected, Deepak Chopra is expected to be appointed as a member of the Compensation Committee following the Meeting as an independent director. The Compensation Committee and its Chair are appointed annually by the Board. As part of each meeting, the Compensation Committee members meet without any member of management present and also meet with the Compensation Consultant without any member of management present. The Compensation Committee has the sole authority to retain, compensate and terminate any consultants and advisors it considers necessary within its mandate.

The Compensation Committee's responsibilities include those noted at Compensation Committee in this Circular.

The full mandate of the Compensation Committee is posted on the Corporation's website at www.celestica.com. See "Investor Relations" -- "Corporate Governance".

External Advisors Regarding Director and Executive Compensation

The Compensation Committee has retained the Compensation Consultant as its independent compensation consultant to assist in the discharge of its mandate. For a description of the Compensation Consultant's role and mandate, see Compensation Discussion and Analysis — Compensation Objectives — Independent Advice in this Circular.

Assessments

Assessments of the Board and its Directors

The Mandate of the Board requires the Board to evaluate and review its performance, its committees and its directors on an annual basis.

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The scope, focus and requirements of the evaluation and review will vary from year to year. The Board has retained in some years an external advisor to assist in these evaluations. The evaluation process for a given year may involve all or any of a careful examination of individual directors, committees and the Board, and of the Board's role, objectives, and relationship with management, and peer review by the directors. The process may also involve soliciting feedback from senior executives as to the effectiveness of the working relationship with the Board and how to improve it. The results of the evaluation, and feedback on the evaluation process itself, are integrated into the next year's Board evaluation cycle.

Retirement Policy and Term Limits

The Board strives to achieve a balance between the need to retain directors with valuable institutional experience and the benefits obtained from new perspectives and approaches that accompany Board turnover.

Celestica's Corporate Governance Guideline provides that, unless the Board authorizes an exception, a director shall not stand for re-election after his or her 75th birthday (and the Corporation does not provide a director with any additional financial compensation upon retirement). During 2016, the Nominating and Corporate Governance Committee considered the application of the retirement policy to Mr. Etherington. After considering the changes to the composition of the Board that occurred during 2016, as well as the fact that Mr. Mionis completed his first full fiscal year as President and CEO during 2016, the Nominating and Corporate Governance Committee recommended, and the Board approved, an exception to its retirement policy for Mr. Etherington to provide an element of continuity during those transitions. In accordance with the exception, Mr. Etherington stood for re-election at the Company's 2017 Annual Meeting of Shareholders. The Nominating and Corporate Governance Committee again considered the application of the retirement policy to Mr. Etherington during 2017. Consideration was given to the resignation of two directors, including the Vice-Chair of the Board (Mr. Natale), and the addition of new members to the Corporation's senior leadership team during 2017. In order to maintain an element of continuity over the coming year, and in light of Mr. Etherington's expertise and valuable contributions to the Board, the Nominating and Corporate Governance Committee recommended, and the Board approved, a further exception to its retirement policy for Mr. Etherington. Accordingly, Mr. Etherington is standing for re-election at the Meeting.

The Board considers that the imposition of term limits would discount the value of experience and continuity amongst directors, runs the risk of excluding experienced and valuable board members, and is therefore not in the best interests of the Corporation.

To ensure adequate Board renewal, the Board relies on rigorous director assessments for evaluating directors, reviews the composition and effectiveness of the Board annually, including the tenure and performance of individual directors, and maintains the skills matrix disclosed above to ensure the Board possesses the requisite experience, expertise and business and operational insight for the effective stewardship of the Corporation.

Succession Planning and Results of Comprehensive CFO Search Process

In accordance with its mandate, the Compensation Committee, from time to time as it considers appropriate, maintains and reviews succession planning for the CEO, all positions that report to the CEO, and any other positions deemed by the CEO to be "mission critical". Historically, the Compensation Committee has conducted a formal, in-depth review of each of the succession plans with the CEO in order to satisfy itself that the succession plans meet the needs of the Corporation. During 2017, the CEO reviewed the existing succession plans and prepared an updated emergency succession plan for executives which he presented to the Compensation Committee.

Following the announcement by the Corporation of Mr. Myers' intention to leave the Corporation by the end of July 2017 to pursue an opportunity in another industry, the Board approved the CEO's recommendation for the appointment of Mandeep Chawla as the interim CFO effective May 23, 2017 with the intention of providing internal leadership continuity during the CFO search process. The Corporation undertook a comprehensive CFO search process that included both external and internal candidates, and engaged an executive search firm to help identify candidates for the successor CFO. CFO candidates were evaluated under a structured leadership

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assessment. Following the conclusion of the search and assessment, the Compensation Committee approved the appointment of Mr. Chawla as CFO on October 19, 2017 and the compensation package for his new role.

The CEO and the Chief Legal and Administrative Officer will conduct an in-depth talent and succession plan for review with the Compensation Committee during 2018.

Gender Diversity

The Board is committed to selecting highly qualified individuals to fulfill senior management roles within the Corporation and considers the qualities and experiences of candidates, including their educational background, business experience, expertise and integrity, in the selection and recruitment of its executive officers. The Board and management believe the presence of qualified and diverse individuals in executive positions within the Corporation and its subsidiaries is important to ensure that the profiles of senior management provide the necessary range of perspectives, experience and expertise required to achieve effective management. The Board recognizes the significant role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective in senior management roles.

The Corporation has initiatives to raise awareness and support the advancement of women, including the Women's Collaboration Forum and Women in Action Forum. The mission of the Women's Collaboration Forum is to develop and enable women, engage men, and create an organization that promotes an inclusive and diverse environment. The Women In Action Forum is a learning solution grounded in research and developed to enrich leadership traits and skills in women. The Corporation has adopted an equal opportunity policy which prohibits employment-related decisions based on or affected by prohibited factors, including an employee's gender. Accordingly, the Corporation does not specifically consider the level of representation of women in executive officer positions when making executive officer appointments and has not established a target regarding the number of women in senior executive positions.

As at February 14, 2018, one of the seven executive officers of the Corporation, including its major subsidiaries, is a woman, representing 14.29% of the total number of executive officer positions at such entities. See also the discussion under Nomination and Election of Directors — Director Nomination Process above.

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SCHEDULE B
BOARD OF DIRECTORS MANDATE

1.      MANDATE

1.1
In adopting this mandate:

(a)
the Board of Directors (the "Board") of Celestica Inc. ("Celestica", or the "corporation") acknowledges that the mandate prescribed for it by the Business Corporations Act (Ontario) (the "OBCA") is to supervise the management of the business and affairs of Celestica and that this mandate includes responsibility for stewardship of Celestica; and

(b)
the Board explicitly assumes responsibility for the stewardship of Celestica, as contemplated by applicable regulatory and stock exchange requirements.

2.      BOARD MEMBERSHIP

2.1
Number of Members — The Board shall consist of such number of members of the Board ("Directors") as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of Directors set out in Celestica's articles of incorporation.

2.2
Independence of Members — The Board shall be comprised of Directors such that the Board complies with all independence requirements under applicable corporate and securities laws and all applicable stock exchange requirements. The Board shall annually review the relationships that each Director has with Celestica in order to satisfy itself that all applicable independence criteria have been met.

2.3
Election and Appointment of Directors — Directors shall be elected by the shareholders annually. Once elected, the Directors will hold office until the close of the next annual meeting of shareholders or until successors are elected or appointed, unless such office is earlier vacated in accordance with the corporation's by-laws.

2.4
Vacancy — The Board may appoint a member to fill a vacancy that occurs on the Board between annual elections of Directors to the extent permitted by the OBCA.

2.5
Removal of Members — Any Director may be removed from office by an ordinary resolution of the shareholders.

3.      EXPECTATIONS OF DIRECTORS

3.1
Minimum Standards for Directors — Directors and the Board as a whole are expected to meet the following minimum standards:

(a)
integrity and high ethical standards;

(b)
career experience and expertise relevant to Celestica's business purpose, financial responsibilities and risk profile (and Celestica shall disclose each Director's career experience and qualifications in every proxy circular delivered in connection with a meeting at which Directors are to be elected);

(c)
a proven understanding of fiduciary duty;

(d)
the ability to read and understand financial statements;

(e)
well-developed listening, communicating and influencing skills so, that individual Directors can actively participate in Board discussions and debate; and

(f)
time to serve effectively as a Director by not over-committing to other corporate and not-for-profit boards.
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3.2
Attendance at Meetings

(a)
Every Director shall prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of committees of the Board on which the Director serves.

(b)
It may be necessary to hold Board meetings by telephone from time to time. Although participation in person, when meetings are scheduled to be held in person, is strongly encouraged, when circumstances prevent a Director from attending a scheduled meeting in person, that Director shall make every effort to participate in the meeting by telephone.

3.3
Preparation for Meetings — Directors shall set aside adequate time to read and absorb the materials provided to them in advance of any meeting of the Board and any meetings of committees on which the Director serves. Preparation time will vary according to the complexity of the materials.

3.4
Participation in Meetings — Directors are expected to participate fully and frankly in the deliberations and discussions of the Board and its committees. They must apply informed and reasoned judgment to each issue that arises and express opinions, ask further questions and make recommendations that they think are necessary or desirable. Each Director shall act directly, not by proxy, either in person or by written resolution. Each Director shall have an equal say with each of the other Directors.

3.5
Service on Other Boards or Changes in Principal Occupation — A Director must advise the Chair:

(a)
in advance of accepting an invitation to serve on the board of another public company;

(b)
if that Director changes his or her principal occupation; or

(c)
if that Director ceases to be a "resident Canadian", as defined under the OBCA.

4.      BOARD CHAIR

4.1
Board to Appoint Chair — The Board shall appoint the Chair of the Board (the "Chair") from the members of the Board. The Chair shall be an independent Director.

4.2
Chair to be Appointed Annually — The appointment of the Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the designation of the Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.      MEETINGS OF THE BOARD

5.1
Quorum — A quorum of the Board shall be a majority of its members.

5.2
Time and Place of Meetings — The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least four times a year, with additional meetings held as deemed advisable.

5.3
Right to Vote — Each Director shall have the right to vote on matters that come before the Board.

5.4
Invitees — The Board may invite any person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

5.5
In Camera Sessions — As part of each meeting of the Board, the independent Directors shall meet without any member of management being present (including any Director who is a member of management).

6.      OUTSIDE ADVISORS

6.1
Retaining and Compensating Advisors — The Board shall have the authority to retain and terminate external advisors to assist in fulfilling its responsibilities and to set and pay the reasonable compensation of these respective advisors without consulting or obtaining the approval of any officer of the corporation. The corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors. Notwithstanding the foregoing, the Compensation Committee shall have the sole authority to terminate any consultant or advisor retained by it.
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In addition, an individual Director shall have the authority to retain external advisors with the approval of the Chair. Fees and expenses relating to the retention of such advisors by an individual Director shall be subject to pre-approval by the Chair and, if so approved, paid by the corporation.

7.      REMUNERATION OF BOARD MEMBERS

7.1
Members of the Board and the Chair shall receive such remuneration for their service on the Board as the Board may determine from time to time, having regard to the recommendations of the Compensation Committee.

8.      DUTIES AND RESPONSIBILITIES OF THE BOARD

8.1
Specific Aspects of Stewardship Function — In adopting this mandate, the Board hereby explicitly assumes responsibility for the stewardship of the corporation including for the matters set out below:

(a)
to the extent feasible, satisfying itself as to the integrity of the corporation's Chief Executive Officer ("CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b)
adopting a strategic planning process and:

(i)
approving, on at least an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of the business and monitoring of progress against strategic and business goals;

(ii)
conducting an annual review of resources required to implement Celestica's growth strategy and the regulatory, governmental and other constraints on Celestica's business;

(iii)
monitoring the execution of Celestica's strategy and the achievement of its stated objectives;

(iv)
reviewing, at every board meeting, any recent developments that may impact Celestica's growth strategy; and

(v)
evaluating management's analysis of the strategies of competitors;

(c)
identifying the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

(d)
succession planning;

(e)
reviewing financial reporting and regulatory compliance;

(f)
establishing a communications policy for the corporation;

(g)
reviewing management of capital;

(h)
reviewing and approving material transactions;

(i)
establishing measures for receiving feedback from security holders; and

(j)
reviewing board operations and evaluating board and individual Director effectiveness.

8.2
Corporate Governance Matters

(a)
The Board shall review and, if it considers appropriate, approve corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(b)
The Board shall review and, if it considers appropriate, approve any proposed changes to the corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee.
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  (c)
  The Board shall review and approve any disclosure with respect to Celestica's governance practices in any document before it is delivered to Celestica's shareholders or filed with securities regulators or stock exchanges.

  (d)
  The Board shall review and, if it considers appropriate, approve the process recommended to it by the Nominating and Corporate Governance Committee for annually assessing the performance of the Board as a whole, the committees of the Board, the contribution of individual Directors (including the Chair of the Board) and the effectiveness of management.

  (e)
  The Board shall review and, if it considers appropriate, approve disclosure policies recommended to it by the Nominating and Corporate Governance Committee with respect to matters not covered by mandated financial disclosure.

8.3
Nomination and Appointment of Directors

(a)
The Board shall adopt selection criteria to be used by the Nominating and Corporate Governance Committee in selecting candidates for nomination to the Board and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such selection criteria.

(b)
The Board shall nominate individuals for election as Directors by the shareholders and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such nominations.

(c)
The Board may fill vacancies on the Board as it is permitted by law to fill and shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such vacancies.

(d)
The Board shall consider recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the Board.

8.4
Specific Authorization — The Board shall authorize the CEO to enter into commitments on behalf of Celestica, subject to certain limits, and shall from time to time, as the Board considers appropriate, review such authorization.

8.5
Significant Decisions — The Board shall require management to obtain its approval for all significant decisions, including: major financings; significant acquisitions, dispositions and capital expenditures; and each annual operating plan.

8.6
Information Flow from Management — The Board shall require management to keep it apprised of the Corporation's performance and events that may materially affect the Corporation's business.

8.7
Corporate Objectives — The Board shall from time to time, as it considers appropriate, review and approve financial and business goals and objectives which will be used as a basis for measuring the performance of the CEO and will be relevant to CEO compensation.

8.8
Establishment of Committees

(a)
The Board shall establish and maintain the following standing committees of the Board, each having a mandate that incorporates all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(i)
Audit Committee;

(ii)
Nominating and Corporate Governance Committee; and

(iii)
Compensation Committee.

(b)
Subject to Celestica's articles and by-laws, the Board may appoint any other committee of Directors and delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the OBCA.
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  (c)
  The Board shall appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to it with respect to such matters.

  (d)
  The Board shall from time to time, as it considers appropriate, review the mandates of each of its committees and shall approve any changes to those mandates as it considers appropriate. The Board shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.

8.9
Appointments

(a)
Subject to Celestica's articles and by-laws, the Board may designate the offices of the Corporation and appoint officers.

(b)
The Board shall also adopt position descriptions for:

(i)
the Chair;

(ii)
the CEO; and

(iii)
the chair of each standing committee of the Board;

    and shall require the Nominating and Corporate Governance Committee to make recommendations to the Board with respect to such matters.

8.10
Financial Statements — The Board shall review and, if it considers appropriate, approve Celestica's quarterly and annual financial statements after the Audit Committee has reviewed and made a recommendation to the Board regarding such statements.

8.11
Compensation Matters

(a)
Compensation and Benefits — The Board shall approve the total compensation for the members of the Board, in light of the recommendations of the Compensation Committee.

(b)
Pension Plan Matters — The Board shall receive and review reports from management and from the Compensation Committee covering the administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

8.12
Code of Business Conduct and Ethics

(a)
The Board shall approve a business code of conduct and ethics (the "Code") recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(b)
The Board shall monitor compliance with the Code, including through reports as appropriate from management.

(c)
Either the Board or the Nominating and Corporate Governance Committee shall consider and, if it considers appropriate, approve the granting of waivers of the Code for the benefit of the corporation's Directors or executive officers.

9.      EVALUATION OF MANDATE

9.1
Amendments to Mandate — The Board shall from time to time, as it considers appropriate, review this mandate, and cause the Nominating and Corporate Governance Committee to review this mandate, and the Board shall approve any changes as it considers appropriate.
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10.      NO RIGHTS CREATED

10.1
This mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the corporation. While it should be interpreted in the context of all applicable laws, regulations and stock exchange listing requirements, as well as in the context of the corporation's articles and by-laws, this mandate is not intended to, and shall not, establish any legally binding obligations.
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  Exhibit 99.1